Form 20-F
period 2021-12-31
Pingtan Marine Enterprise Ltd.
filed 2022-05-17
CIK 1517130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35192

PINGTAN MARINE ENTERPRISE LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

18-19/F, Zhongshan Building A,

No. 154 Hudong Road

Fuzhou, P.R.C. 350001

(Address of principal executive offices)

Mr. Xinrong Zhuo, Chief EXECUTIVE Officer
18-19/F, ZHONGSHAN BUILDING A, NO. 154 HUDONG ROAD, FUZHOU
The People’s Republic of China
Telephone: +86-(591) 8783 9999
Facimile: +86-(591) 8783 9999
E-mail: XRZHUO@PTMARINE.NET

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.001 par value	PME	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares, par value US$0.001 each	85,940,965

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Hong Long” refers to Fuzhou Honglong Ocean Fishery Co., Ltd.;

●	“ordinary shares” or “shares” refers to our ordinary shares of par value US$0.001 per share;

●	“Global Deep Ocean” refers to Global Deep Ocean (Ping Tan) Industrial Limited;

●	“Pingtan Fishing” refers to Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.;

●	“PME” refers to Pingtan Marine Enterprise Ltd.;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the Securities and Exchange Commission of the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States of America; and

●	“we,” “us,” “our,” “the Company,” and “our Company,” except when the context requires otherwise, refer to Pingtan Marine Enterprise Ltd. and its subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2019, 2020 and 2021 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. See note 2 of our consolidated financial statements included elsewhere in this annual report for the exchange rates of our consolidated financial statements. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

ii

Pingtan Marine Enterprise Ltd., our ultimate Cayman Islands holding company, does not have substantive operations. We carry out our business in China through our PRC subsidiaries, primarily Pingtan Fishing and its subsidiaries. Investors of our shares are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of our operating subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and application of the PRC laws and regulations, including the regulatory review of oversea listing of PRC companies and any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies, including the Chinese Securities Regulatory Commission, if we fail to comply with the relevant rules and regulations.

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or list its shares on the U.S. or other foreign exchanges. For example, we face risks associated with the lack of PCAOB inspection on our auditors and regulatory approval filing requirements of offshore offerings. Such risks could result in a material change in our operations and/or the value of our shares or could significantly limit or completely hinder our ability to offer our shares or other securities to investors and cause the value of such securities to significantly decline or become worthless. The PRC government also has significant discretion over the conduct of our business. It may intervene with or influence our operations and industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities — Our shares will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate our auditors, or as early as 2023 if proposed changes to the law are enacted. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by an independent registered public accounting firm that is not identified in PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. Furthermore, we have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (“HFCA Act”) as of the date of this annual report. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares from being traded on a national securities exchange or in the over the counter trading market in the United States. Our investors may also be deprived of the benefits of the PCAOB inspections. Additionally, on June 22, 2021, the U.S. Senate passed a bill, proposing to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. On February 4, 2022, the U.S. House of Representatives passed a bill that contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two years, then our shares could be prohibited from trading in the United States as early as 2023. If we fail to meet the new listing standards specified in the HFCA Act, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in the over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, the trading of our shares in the United States. For further details about our risks related to doing business in China, see “Risks Factors — Risks Related to Doing Business in China.”

iii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.  [Reserved]

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	actions taken by government regulators or reports or allegations of illegal activity by us, related parties or those with which we conduct business;

●	material and adverse impact from the COVID-19 pandemic on our business operations;

●	our significant dependence on our Chief Executive Officer;

●	our need for additional financing in order to execute our business plan; and

●	regulation of the fishing industry.

Risks Related to Doing Business in China

●	impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●	uncertainties with respect to the PRC legal system;

●	PRC government’s significant and arbitrary influence over companies with China-based operations;

●	us being classified as a PRC resident enterprise for PRC enterprise income tax purposes; and

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

Risks Related to Our Securities

●	fail to comply with the continued listing requirements of Nasdaq;

●	our securities being delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China;

●	ineffective disclosure control and procedures and internal control over financial reporting;

●	our corporate actions being substantially controlled by our officers, directors and principal shareholders and their affiliated entities; and

●	volatility of prices at which our ordinary shares are traded.

Risks Related to Our Business and Industry

Actions taken by government regulators or reports or allegations of illegal activity by us, related parties or those with which we conduct business could have a material adverse effect on our business and results of operations.

We have been the subject of media reports alleging that our vessels, the ports we use to conduct our fishing operations and related parties have engaged in illegal activities. Allegations of illegal activity by and actions taken by government regulators against our vessels, related parties and companies with which we conduct business may harm our business reputation, materially and adversely affect our results of operations and cause a decrease in our share price. If the local ports and entities through which we conduct our fishing operations are unable to renew or obtain new business licenses, or we are unable to enter into arrangements with other ports and entities for our fishing operations or our fishing vessels are unable to renew or obtain new local licenses, our business and results of operations may be materially and adversely affected. Furthermore, our business and results of operations may be materially adversely affected if we cannot quickly and efficiently relocate our vessels or if our vessels are unable to catch and produce as much product prior to relocating. Regulations, actions, and activities taken by government regulators may, directly or indirectly, require us to modify our operations and business strategy, which we may be unable to do in a cost-effective manner, and may result in the suspension or even loss of our licenses or authorizations to operate, detaining of our vessels, or the assessment of penalties or fines, which could have a material adverse effect on our business and results of operations.

We face risks related to the novel coronavirus (COVID-19) pandemic that has, and is expected to continue to have, a material adverse effect on our business, results of operations and financial condition.

The COVID-19 pandemic has adversely affected the global economy, our markets in the PRC and our business.

In reaction to the pandemic, many provinces and municipalities in the PRC, where our business is currently conducted, activated the highest response to the emergency public health incident. Emergency quarantine measures and travel restrictions have had a significant impact on many sectors across China, which has also adversely affected our operations, including the fishing industry. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by local authorities or that we determine are in the best interests of our employees, customers, partners, suppliers, and other stakeholders. If a significant portion of our workforce is affected directly by COVID-19, or due to government closures, or otherwise, associated work stoppages or facility closures would halt or delay production, which could have an adverse impact on our business and financial performance.

The pandemic has had and continues to have an adverse impact on our customers. Some of our customers are fish processing plants that export processed fish products to foreign countries. These customers reduced or postponed their purchases from us and adjusted their business strategies in relation to exportation or domestic sale in light of the development of the pandemic. This change in strategy may cause a decrease in our unit selling price, an increase in inventory and delayed settlement of our accounts receivable. If the economic effects caused by the pandemic continue or increase in the PRC, overall customer demand may continue to decrease, which could have an adverse effect on our business, results of operations and financial condition.

We anticipate that our results of operations will continue to be impacted by this pandemic in 2022. However, the extent of the impact on our financial condition and results of operations is still highly uncertain and will depend on future developments, such as the ultimate duration and scope of the pandemic, its continuing impact on our customers, how quickly normal economic conditions, operations, and the demand for our products can resume and whether the pandemic leads to recessionary conditions in the PRC, the United States or globally. We may continue to experience the effects of the pandemic even after it has waned, and our business, results of operations and financial condition could continue to be affected.

We depend significantly on our Chief Executive Officer.

We are dependent on the principal members of our management staff, and in particular, Mr. Xinrong Zhuo, our Chief Executive Officer. While we have entered into a three-year employment agreement with Mr. Zhuo in August 2019, there are circumstances under the agreement in which Mr. Zhuo may elect to terminate his employment. Even if Mr. Zhuo were to terminate employment in breach of his agreement, we would have little or no practical recourse against Mr. Zhuo under PRC law. Mr. Zhuo may not continue to be employed by us for as long as we require his services. In addition, we rely on members of our senior management team with industry experience for important aspects of our operations, and we believe that losing the services of these executive officers could be detrimental to our operations as they would be difficult to replace. We do not have key-man life insurance for any of our executive officers or other employees.

We will need additional financing in order to execute our business plan, which may not be available to us on commercially reasonable terms.

We will need to obtain additional capital in order to execute our business plan to expand our operations by enlarging the fishing vessel fleet, expanding fishing ground worldwide and extending our business to fishmeal processing. Such additional capital may be raised by issuing securities through various financing transactions or arrangements, including joint ventures of projects, debt financing, equity financing or other means. Additional financing may not be available when needed on commercially reasonable terms or at all. The inability to obtain additional capital may reduce our ability to continue to conduct our business operations as currently contemplated.

Regulation of the fishing industry may have an adverse impact on our business.

For years, the international community has been aware of and concerned with the global problem of depletion of natural fish stocks. In the past, these concerns have resulted in the imposition of quotas that subject individual countries to strict limitations on the amount of fish they are allowed to catch. Environmental groups have been lobbying to have additional limitations on fishing imposed and have even made suggestions that would limit the activities of fish farms. If international organizations or national governments were to impose additional limitations on fishing, this could have a negative impact on our results of operations.

The growth of our business depends on our ability to secure fishing licenses directly or through third parties.

Fishing is a highly regulated industry. Our operations require licenses, permits and, in some cases, renewals of licenses and permits from various governmental authorities. For example, commercial fishing operations are subject to government license requirements that permit them to make their catch.

We are dependent on affiliates and third parties for our operations.

A large portion of our transportation operations are conducted by our related party, Hong Long. If, for any reason, Hong Long became unable or unwilling to continue to provide services to us, this would likely lead to a temporary interruption in transportation at least until we found another entity that could provide these services. Failure to find a suitable replacement, even on a temporary basis, may have an adverse effect on our results of operations.

We may be adversely affected by fluctuations in raw material prices and selling prices of products.

The products and raw materials we use may experience price volatility caused by events such as market fluctuations, weather conditions or changes in governmental programs. Raw materials consist primarily of bait, including sardines, anchovies, mackerel and other small fish. The market price of these raw materials may also experience significant upward adjustment if, for instance, there is a material under-supply or over-demand in the market. These price changes may ultimately result in increases in the cost of our raw materials and the selling prices of products and may, in turn, adversely affect our sales volume, revenue and operating profit.

We may not be able to effectively manage our growth, which may harm our profitability.

Our strategy is to expand our business. If we fail to effectively manage this growth, our financial results could be adversely affected. Growth may place a strain on management systems and resources, including business development capabilities, systems and processes and access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. In connection with our fishing business, we may not be able to:

●	meet capital needs;

●	expand systems effectively or efficiently or in a timely manner;

●	allocate human resources optimally;

●	identify and hire qualified employees or retain valued employees; or

●	effectively incorporate the components of any business that may be acquired in our effort to achieve growth.

If we are unable to manage growth, our operations and financial results could be adversely affected by inefficiency, which could diminish our profitability.

Our business requires talented personnel and a competent workforce who we may not be able to attract and retain. In addition, overall tightening of the labor market or any possible labor unrest or disputes may affect our reputation and business.

We depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of our management and other personnel in conducting the business of our Company. We have a small management team, and the loss of a key individual or inability to attract suitably qualified staff could materially adversely impact our fishing business.

The key personnel of our fishing business include Mr. Dong Wang, the general coordinator of the shipping department, and Mr. Weiqiang Xie, the chief supervisor of the sales department, who is mainly responsible for the wholesale and fresh seafood retail business.

Our success depends on the ability of our management and other key employees to interpret and respond to economic, market and environmental conditions in its operating areas correctly. Furthermore, our key personnel may not continue their association or employment, and replacement personnel with comparable skills may not be available, which may adversely affect our business.

Our existing operations and future growth require a competent workforce. However, we cannot assure you that we will be able to attract or retain qualified workforce necessary to support our future growth. In particular, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and may continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, results of operations and financial condition may be materially and adversely affected.

Furthermore, we cannot assure you that we will not be subject to labor unrest, labor disputes or other labor-related legal or administrative proceedings in the ordinary course of business in the future. We may fail to manage our relationship with, or the conduct of, our crew members and other employees, in particular when they are on the high seas. Any disputes between us and our crew members and other employees may divert managerial and financial resources, negatively impact staff morale, reduce our productivity, or harm our reputation and future recruiting efforts. Any labor unrest, labor disputes or other labor-related legal or administrative proceedings directed against us, even without merits, or any perception of unethical labor practice, could directly or indirectly prevent or hinder our normal operating activities, and, if not resolved in a timely manner, lead to decreases in our revenue.

Our insurance coverage may be inadequate to cover losses that we may incur or to fully replace a significant loss of assets.

Our involvement in the fishing industry may result in liability for pollution, property damage, personal injury or other hazards. Although we believe we have obtained insurance in accordance with PRC industry standards to address such risks, such insurance has limitations on liability and/or deductible amounts that may not be sufficient to cover the full extent of such liabilities or losses. In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, we may choose not to obtain insurance to protect against specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to us. If we suffer a significant event or an occurrence that is not fully insured, or if the insurer of such event is not solvent, we could be required to divert funds from capital investment or other uses towards covering any liability or loss for such events.

Earthquakes, tsunamis, adverse weather or oceanic conditions or other calamities may disrupt our operations and could adversely affect sales.

We utilize cold storages facilities located in Mawei and Pingtan in the Fujian province on the southeast coast of China. Due to the location of our business, it may be at risk of earthquake or other adverse weather or oceanic conditions. This may result in the breakdown of facilities, such as our cold storage facilities, which could lead to the deterioration of products with the potential for spoilage. This could also adversely affect the ability to fulfill sales orders and, accordingly, adversely affect profitability. Adverse weather conditions affecting the fishing grounds where our fishing vessels operate, such as storms, cyclones and typhoons, or cataclysmic events such as tsunamis, may also decrease the volume of fish catches or hamper fishing operations. Our operations may also be adversely affected by major climatic disruptions, such as El Nino, which had caused significant decreases in seafood catches worldwide.

We may be affected by global climate change or by legal, regulatory or market responses to such changes.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Fresh products, including seafood products, are vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict and may be influenced by global climate change. Similarly, changing weather patterns, along with the increased frequency or duration of extreme weather conditions, could impact the availability of the fish species we catch.

Concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas, or GHG, emissions. For example, proposals that would impose mandatory requirements on GHG emissions may be considered by policymakers in the territories in which we operate. Laws enacted that directly or indirectly affect fishing, distribution, packaging, cost of raw materials, fuel, and water could all adversely impact our business and financial results.

A dramatic reduction in fish resources may adversely affect our business.

We are in the business of catching and selling the marine catch. Due to over-fishing, the stocks of certain species of fish may be dwindling to counteract such over-fishing, and governments may take action that may be detrimental to our ability to conduct operations. If the solutions proffered or imposed by the governments controlling the fishing grounds were to limit the types, quantities and species of fish that we are able to catch, our operations and prospects may be adversely affected.

Changes in the policies of the PRC government impacting the fishing industry may adversely affect our business.

The fishing industry in the PRC is subject to policies implemented by the PRC government. The PRC government may impose restrictions on aspects of our business, such as regulations for the management and ownership of vessels. If the raw materials used by us or our products become subject to any form of government control, then depending on the nature and extent of the control and our ability to make corresponding adjustments, we may face a material adverse effect on our business and operating results.

Separately, our business and operating results also could be adversely affected by changes in policies of the Chinese government, such as changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports on sources of supplies, or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades to liberalize the economy and introduce free-market aspects, the government may not continue to pursue such policies, and such policies may be significantly altered, which may change the political, economic and social conditions in China and adversely affect our business.

The cost of complying with governmental regulations in foreign countries may adversely affect our business operations.

We may be subject to various governmental regulations in foreign countries. These regulations may change depending on prevailing political or economic conditions. In order to comply with these regulations, we believe that we may be required to obtain permits for our vessels and fishing operations and file reports concerning our operations. These regulations affect how we carry on our business, and in order to comply with them, we may incur increased costs and delay certain activities pending receipt of requisite permits and approvals. If we fail to comply with applicable regulations and requirements, we may become subject to enforcement actions, including orders issued by regulatory or judicial authorities requiring us to cease or curtail our operations, or take corrective measures involving capital expenditures, installation of additional equipment or other remedial actions. We may be required to compensate third parties for loss or damage suffered by reason of our activities and may face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing our operations and activities could affect us in a materially adverse way and could force us to increase expenditures or abandon or delay certain of our fishing operations.

We have entered into several agreements pledging certain fishing vessels as collateral to secure loans to related parties, Hong Long and Global Deep Ocean. The pledge has no beneficial purpose for us, and we could lose our fishing vessels if Hong Long or Global Deep Ocean were to default on the loans, which could be detrimental to our operations.

In March 2018, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged 11 fishing vessels with carrying amounts of approximately $392,000 as collateral to secure Global Deep Ocean’s $13,800,000 long-term loans from the financial institution, which will be due on September 21, 2025.

In September 2020, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged 11 fishing vessels with carrying amounts of approximately US$19,900,000 as collateral to secure Global Deep Ocean’s $76,600,000 long-term loans from the financial institution, which will be due on August 21, 2023.

In February 2021, we entered into a pledge contract with Industrial and Commercial Bank of China, pursuant to which we pledged 12 fishing vessels with carrying amounts of approximately $39,500,000 as collateral to secure Hong Long’s $25,400,000 long-term loans from the financial institution, which will be due on January 23, 2026.

In February 2021, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged eight fishing vessels with carrying amounts of approximately $26,700,000 as collateral to secure Hong Long’s $24,500,000 long-term loans from the financial institution, which will be due on February 21, 2028.

In September 2021, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged six fishing vessels with carrying amounts of approximately $3,237,000 as collateral to secure Hong Long’s $3,240,000 long-term loans from the financial institution, which will be due on August 21, 2027.

In November 2021, we entered into a pledge contract with the Fujian Haixia Bank, pursuant to which we pledged one fishing vessel with carrying amounts of approximately $6,300,000 as collateral to secure Hong Long’s $26,700,000 long-term loans from the financial institution, which will be due on November 2, 2022.

Consequently, if Hong Long or Global Deep Ocean was to default on the loans, we would lose the vessels, which would be detrimental to our operations. As of the date of this annual report, we have determined that our risk of loss on the default on the loans are remote.

Risks Related to Doing Business in China

Certain political and economic considerations relating to PRC could adversely affect us.

The PRC is evolving from a planned economy to a market economy. The Chinese government has confirmed that economic development will follow a model of a market economy under socialism. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the PRC economy is still operating under five-year plans and annual state plans adopted by the government that set down national economic development goals. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms are unprecedented or experimental for the PRC government and are expected to be refined and improved. Other political, economic and social factors can also lead to a further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or our business development. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions as well as by changes in the policies of the PRC government, which we may not be able to foresee, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, and imposition of additional restrictions on currency conversion.

The recent nature and uncertain application of many PRC laws applicable to us create an uncertain environment for business operations, which could have a negative effect on our business, results of operations and financial condition.

The PRC legal system is a civil law system. Unlike the common law system, such as the legal system used in the United States, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes to existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

The PRC government has significant and arbitrary influence over companies with China-based operations by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, abruptly change relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or become worthless.

The PRC government has significant and arbitrary influence over China-based operations of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, abruptly change the relevant industry landscape, or cause significant changes to, or otherwise intervene or influence, our operations in China at any time. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. On August 30, 2021, the PRC government imposed restrictions over the provision of online gaming services to minors, aiming at curbing excessive indulgence in online gaming and protecting minors’ mental and physical health, which could adversely affect the development of the online gaming industry in China. If any similar regulations applicable to us or our industry are adopted in China requiring us to significantly curtail our revenue generating operations, we may have to scale down or cease such business operations, which may adversely affect our business, financial condition and results of operations.

The political and economic policies of the PRC government could affect our businesses and results of operations.

The economy of the PRC differs from the economies of most developed countries in a number of respects, including the degree of government involvement, control of capital investment, and the overall level of development. Before its adoption of reform and “open up” policies in 1978, China was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and the government structure. These reforms have resulted in significant economic growth and social progress. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country. As a result, we may not continue to benefit from all, or any, of these measures. In addition, we cannot be predicted whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have an adverse effect on our business, financial condition and results of operations.

The PRC legal system is evolving and has inherent uncertainties regarding the interpretation and enforcement of PRC laws and regulations that could limit the legal protections available to you.

Pingtan Fishing, our PRC operating company, is organized under the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited weight as precedents. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited number and non-binding nature of published cases, the interpretation and enforcement of these laws and regulations involve uncertainties.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. The PRC government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. The PRC government may continue to pursue these policies, and it may significantly alter these policies from time to time without notice.

The consummation of the acquisition by the Pingtan Fishing share purchase agreement and the reorganization plan carried out by Pingtan Fishing may require prior approval from MOFCOM, the CSRC, or other PRC government authorities. If such governmental approval and/or filing is required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009 by MOFCOM, or the M&A Regulations. The M&A Regulations, among other things, require that the approval from MOFCOM be obtained for acquisitions of affiliated domestic entities by foreign entities established or controlled by domestic natural persons or enterprises, and also require that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals, obtain the approval from the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC.

The application of the M&A Regulations remains unclear as of the date of this annual report, with no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Pingtan Fishing’s PRC legal counsel advised, based on its understanding of then-current PRC laws, regulations and rules, that the M&A Regulations were not applicable to the consummation of the acquisition pursuant to the Pingtan Fishing share purchase agreement and the reorganization plan carried out by Pingtan Fishing because Merchant Supreme’s founder and controlling shareholder, Mr. Xinrong Zhuo, is not a mainland PRC natural person. However, the relevant PRC government authorities, including MOFCOM and the CSRC, may reach a different conclusion. If it is decided that the prior approval from MOFCOM or the CSRC was required, we may face sanctions by MOFCOM, the CSRC or other PRC regulatory agencies. Consequently, it is possible that MOFCOM, the CSRC or other PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit such operations, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

The Circular of Security Review and the Regulations of Security Review provide that any foreign investor should file an application with MOFCOM for the merger and acquisition of domestic enterprises in sensitive sectors or industries. Furthermore, MOFCOM has, for its inner review process, stipulated a range of the business operation items which are required to be reviewed. With reference to such business items, Pingtan Fishing believes that the Regulations of Security Review do not apply to the business operations of Pingtan Fishing. However, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Regulations of Security Review. If it is decided that the acquisition pursuant to the Pingtan Fishing share purchase agreement may materially affect the state security of the PRC, we may be ordered to restore the shareholding structure to the status before the consummation of the said acquisition, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Moreover, on July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration of illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bonds, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (1) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after such initial filing and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

The period for which the CSRC solicited comments on the Draft Provisions and the Draft Administration Measures ended on January 23, 2022. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC would start applying the filing requirements to new offerings and listings. Only new initial public offerings and refinancing by existing overseas-listed Chinese companies will be required to go through the filing process. As for the filings for the existing companies, the regulator will grant a transition period adequate to complete their filing procedures. Nevertheless, it does not specify what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot reliably determine whether and how such CSRC filing requirements will affect us and our securities. For instance, if we offer debt or equity securities in the future, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

If SAFE determines that its foreign exchange regulations concerning “round-trip” investment apply to our shareholding structure, a failure by our shareholders or beneficial owners to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.

SAFE Circular No. 75 provides that those domestic individuals who hold a PRC identity card, passport or other legal identity supporting document, or who have no such legal identity in mainland PRC but are habitually residing in PRC for the sake of economic interest, whether they hold a PRC identity supporting document or not, should register with the local SAFE branch prior to their establishment or control of an offshore SPV. In addition, any PRC citizen, resident, or entity that is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE with respect to that SPV to reflect any material change. Moreover, a PRC subsidiary of an SPV is required to urge its shareholders who are PRC citizens, residents, or entities to update their registration with the local branch of SAFE. If a PRC shareholder with a direct or indirect equity interest in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Failure to comply with the SAFE Circular No. 75 could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

Our founder and controlling shareholder, Mr. Xinrong Zhuo, obtained his Hong Kong identity card in 2005 and surrendered his PRC identity card subsequently thereto. SAFE Circular No. 75 provides that individuals without PRC identities that habitually reside in mainland China for the sake of economic interest should be considered PRC residents, who are required to register their direct or indirect investments in offshore SPVs with the local branch of SAFE. SAFE Circular No. 75 further provides that individuals who have their permanent domicile in mainland China and have been permanently residing in mainland China after temporary departure should be considered PRC residents, no matter whether they have a PRC identity or not. Although he leaves the PRC from time to time and maintains his Hong Kong identity card, Mr. Xinrong Zhuo has been residing in mainland China for most of the time since the SAFE Circular No. 75 became effective. Accordingly, it is possible that PRC authorities may consider Mr. Zhuo to be a PRC resident. As of the date of this annual report, Mr. Zhuo has not made registrations or filings according to SAFE Circular No. 75. Due to uncertainty over how SAFE Circular No. 75 will be interpreted and implemented, we cannot predict how SAFE Circular No. 75 will affect our business operations or future strategies following the business combination. If SAFE Circular No. 75 is determined to apply to us or any of our PRC resident shareholders, none of whom to our knowledge has made registrations or filings according to SAFE Circular No. 75, a failure by any such shareholders or beneficial owners to comply with SAFE Circular No. 75 may subject the relevant shareholders or beneficial owners to penalties under PRC foreign exchange administrative regulations, and may subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure and capital inflow from the offshore entity, which would have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, we may not be informed of the identities of our beneficial owners and our Chinese resident beneficial owners, if any, may not comply with SAFE Circular No. 75. The failure or inability of our beneficial owners who are PRC citizens, residents or entities to make or amend any required registrations may subject these PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to make distributions or pay dividends to us, as a result of which our business operations and our ability to distribute profits to our shareholders may be materially and adversely affected.

In December 2009, the PRC State Administration for Taxation issued a notice, known as “Circular 698,” addressing PRC income tax issues in connection with transfers of equity by a non-PRC resident enterprise that directly or indirectly holds an interest in a PRC resident enterprise. Circular 698 requires certain tax filings with, and the submission of comprehensive information to, the applicable tax authorities regarding transfers of equity by a non-PRC resident enterprise that directly or indirectly holds an interest in a PRC resident enterprise. The filings and submissions are designed to assist the taxing authorities in evaluating whether the transfer has a reasonable business purpose. If the transfer does not have a reasonable business purpose, Circular 698 provides that the seller is subject to PRC income tax on the gains received from the transfer of the PRC resident enterprise. Although the tax obligations generally apply to the seller, the PRC resident enterprise that is transferred is also subject to certain requirements to assist the PRC tax authorities in collecting the taxes, potentially including withholding agent obligations. Circular 698 is relatively new with limited implementation guidance, and it is uncertain how it will be interpreted, implemented or enforced. For example, there is no clear guidance regarding what constitutes a “reasonable business purpose” or the assistance obligation applicable to the transferred PRC resident enterprise. We cannot predict how Circular 698 will apply to current or future acquisition strategies and business operations. For example, if our affiliated PRC entities are deemed to have been sold through an offshore holding company, we may face comprehensive filing obligations that could result in significant taxes, potential sanctions or other enforcement action, or other adverse considerations, which could have an adverse impact on our ability to consummate such a transaction or expand our business and market share.

We may be classified as a PRC “resident enterprise” under the PRC enterprise income tax law, which could result in unfavorable tax consequences for us and our shareholders and have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, dividends, interest, rents, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the arrangement for avoidance of double taxation between mainland China and Hong Kong, the effective withholding tax applicable to a Hong Kong non-resident company is 5% if it directly owns no less than a 25% stake in the Chinese foreign-invested enterprise.

Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. We may be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. If the Chinese tax authorities determine that we should be classified as a resident enterprise, foreign securities holders will be subject to a 10% withholding tax on dividends payable by us and subject to income tax upon gains on the sale of securities under the EIT Law.

Due to various restrictions under PRC laws on the distribution of dividends by PRC operating companies or contractual provisions in future debt instruments, we may not be able to pay dividends to our shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended, The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended, and our Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by Wholly-Foreign Owned Enterprises, or WFOEs. Under these regulations, WFOEs may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, they are required to set aside each year 10% of their net profits, if any, based on PRC accounting standards, to fund a statutory surplus reserve until the accumulated amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of our WFOE.

Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the economic value from the operations of our PRC subsidiaries through contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares.

Because our principal assets are located outside of the United States, and our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the United States federal securities laws against us and our officers and directors in the United States or to enforce foreign judgments or bring original actions in the PRC against us or our management.

Most of our officers and directors reside outside of the United States. In addition, our operating subsidiaries are located in the PRC, and all of their assets are located outside of the United States. The PRC does not have a treaty with the United States providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, it may be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in PRC courts.

In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it may not be possible for investors to originate actions against us or our directors or officers based upon PRC laws, and it may be difficult, if possible at all, to bring actions based upon Cayman Islands laws in the PRC in the event that you believe that your rights as a shareholder have been infringed.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have an obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (1) that all written labor contracts shall contain certain requisite terms; (2) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event may not be longer than six months; (3) that in certain circumstances, a labor contract is deemed to be without a fixed term and thus an employee can only be terminated with cause; and (4) that there are certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensation to employees upon termination of the employee’s employment.

Pingtan Fishing has not entered into employment agreements with some of its employees, basically the root-level employees, none of whom has endowment insurance, basic medical insurance, insurance against injury at work, maternity insurance and unemployment insurance. Due to the lack of these employment arrangements, we may be subject to overdue payments and fines, and in turn, our financial condition and results of operations may be adversely affected.

In addition, if we decide to significantly change or downsize our workforce, the Labor Contract Law could restrict our ability to terminate employee contracts and adversely affect our ability to make such changes to our workforce in a manner that is most favorable to our business or in a timely and cost-effective manner, which in turn may materially and adversely affect our financial condition and results of operations. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Investors will have limited access to corporate records filed with the relevant PRC government authorities by the PRC operating entities.

All of our PRC subsidiaries are companies registered in Fujian Province. The PRC State Administration for Industry and Commerce and its local counterparts, or collectively SAIC, is the PRC government authority governing the market supervision and administrative enforcement of various business licensing laws. According to the relevant SAIC regulations, certain corporate records of a company should be filed with SAIC, for example, the annual financial report, shareholder changes, amendments of articles of association, registered capital changes, capital verification reports and equity interest pledge registration. In Fujian Province, an individual can gain access to information filed with SAIC only with the authorization of the company for which such information is filed. Alternatively, access to information can be granted by order of a PRC people’s court, provided that the individual requesting the information is a party to litigation involving the company in question. Due to such restrictions, investors will have limited access to corporate records filed with the SAIC by our PRC subsidiaries.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Renminbi into foreign currencies and, if Renminbi were to decline in value, reducing our revenue in U.S. dollar terms.

Our reporting currency is the U.S. dollar, and our operations in the PRC use RMB as their functional currency. Substantially all of our revenue and expenses are in Renminbi. Accordingly, we are subject to the effects of exchange rate fluctuations with respect to the Renminbi. For example, the value of the Renminbi depends to a large extent on PRC government policies and the PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of the Renminbi to the U.S. dollar had generally been stable, and the Renminbi had appreciated slightly against the U.S. dollar. However, in July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, the Renminbi appreciated more than 20% against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange in the long run, and the Renminbi may not be stable against the U.S. dollar or any other foreign currency.

The statements of operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income (loss) of our operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currencies denominated transactions results in increased revenue, operating expenses and net income (loss) of operations. We are exposed to foreign exchange rate fluctuations in converting the financial statements of foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss, which is recorded as a component of other comprehensive income (loss). In addition, if we have assets or liabilities that are denominated in currencies other than the relevant entity’s functional currency, changes in the functional currency value of these assets and liabilities would create fluctuations that lead to a transaction gain or loss. Although our major operations are conducted overseas, our sales are conducted in the PRC and in RMB, which is our functional currency. The average translation rates applied to the statements of operations and comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 were RMB6.3920, RMB6.8976 and RMB6.8985 to $1.00, respectively. We have not entered into agreements or purchased instruments to hedge exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited, and we may not be able to successfully hedge such exchange rate risks.

Although PRC governmental policies were introduced in 1996 to allow the convertibility of Renminbi into foreign currencies for current account items, conversion of Renminbi into foreign currencies for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the PBOC. These approvals, however, do not guarantee the availability of foreign currency conversion. We may not be able to obtain all required conversion approvals for our operations, and PRC regulatory authorities may impose greater restrictions on the convertibility of the Renminbi. Because we expect a significant amount of our revenue to continue to be in the form of Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

Due to historical defects in the capital contributions of Pingtan Fishing, we may be subject to administrative liability.

The current PRC Companies Law provides that shareholders must make the full amount of capital contribution subscribed to by such shareholders under the articles of association of the company. The form of capital contribution may be currency or non-currency property, such as property, intellectual property rights and land-use rights that can be evaluated in the form of currency and transferred in accordance with the applicable law. Under the PRC Companies Law, the non-currency property to be contributed as capital shall undergo an asset valuation and verification and shall not be overvalued or undervalued. The property rights of such non-currency property shall be transferred in accordance with legally prescribed procedures. If a company obtains its company registration in violation of the PRC Companies Law by making false statements of registered capital, submitting false certificates or by concealing material facts through other fraudulent means, the company shall be ordered to make rectification. In the event false statements regarding registered capital were made, the company shall also be fined no less than five percent but no more than fifteen percent of the amount of registered capital falsely stated. Furthermore, a company submitting false certificates or concealing material facts may be fined no less than RMB50,000 but no more than RMB500,000.

Pingtan Fishing was established in February 1998 with registered capital of RMB10,000,000 by three founders, Fujian Pingtan County Fishing Development Co., Fujian Pingtan County Shengfa Pingtan Fishing Co., Ltd. and Fujian Pingtan County Shunda Fishing Co., Ltd., all of whom made in-kind contributions to Pingtan Fishing. However, no information regarding any specific category of in-kind contribution was disclosed in the registration records of Pingtan Fishing in Pingtan County SAIC. Furthermore, no assessment report or materials regarding the title transfer for such in-kind contributions were disclosed in the registration record.

In September 2002, Fujian Pingtan County State-owned Asset Operation Co., Ltd., or Pingtan State-owned Co., a PRC state-owned enterprise, injected investment of non-currency property, which was half of its land-use right in an area in Pingtan County, at the price of RMB 7,000,000 and obtained 70% equity interest in Pingtan Fishing. However, the transfer procedure for such land-use rights has not been conducted, and the registered capital of Pingtan Fishing was never changed.

The local government authority for company registration has confirmed that since its establishment, no information record has been found regarding the violation of the applicable governmental company management laws by Pingtan Fishing. However, due to the lack of certain documents in the registration record of Pingtan Fishing, if the applicable company registration authority determines that Pingtan Fishing has had one or more deficiencies in its historical capital contributions, we may be subject to the fines.

Due to the historical defect in the state-owned equity interest transfer in Pingtan Fishing, we and Pingtan Fishing may be subject to a determination of invalidity of such equity interest transfer and may be liable for the applicable administrative liability.

According to the Provisional Regulations of Supervision and Administration of State-owned Assets in the Enterprise, promulgated by the State Council on May 27, 2003, and the Provisional Management Measure for the Transfer of the State-owned Equity in an Enterprise, promulgated by State-owned Assets Supervision and Administration Commission and Ministry of Finance on December 31, 2003, or collectively the State-owned Assets Regulations, the State-owned assets supervision and administration authority shall determine the matters of the transfer of its state-owned equity in an enterprise which it has invested. Furthermore, the sale of state-owned equity in a company by a state-owned entity shareholder must be approved by the governmental authority at the same ranking as that of the state-owned entity shareholder, provided that after the transfer, the state-owned entity may not hold more than 50% equity interest in such company.

On December 10, 2004, Fujian Yihai Investment Co., Ltd and Chen Cheng obtained all the equity interest in Pingtan Fishing by an equity interest transfer from the former shareholders, or the 2004 Equity Transfer, including Pingtan State-owned Co., and the registered capital of Pingtan Fishing increased to RMB25,000,000. A state-owned asset transfer was involved in the equity interest transfer, as Pingtan State-owned Co. is a state-owned company. According to State-owned Assets Regulations, such equity interest transfer should be determined by the Fuzhou municipal state-owned asset supervising authority and approved by the Fuzhou Municipal Government. However, the applicable approval was not obtained at the time of the 2004 Equity Transfer, which was only approved by the Pingtan County Government. According to the 1999 PRC Contract Law, a contract shall be null and void under any of the following circumstances: (1) a contract is concluded through the use of fraud or coercion by one party to damage the interests of the state; (2) malicious collusion is conducted to damage the interests of the state, a collective or a third party; (3) an illegitimate purpose is concealed, under the guise of legitimate acts; (4) public interests are damaged; or (5) a violation the compulsory provisions of the laws and administrative regulations. Currently, none of the violations described above have been found with regard to the equity transfer contract for the 2004 Equity Transfer. Given that the 2004 Equity Transfer has been confirmed by the Pingtan Government, Pingtan Fishing believes that it is unlikely that the transfer will be determined to be invalid. However, the government authority may reach a different conclusion, and we may face an order of rectification, which would be time-consuming, and our business operations may be adversely affected.

We may be subject to certain penalties due to Pingtan Fishing lacking various PRC certificates or licenses, and our business may be affected by the failure to renew some such certificates or licenses.

According to the PRC Fishing Vessels Inspection Regulation promulgated by PRC National Council in June 2003, if a fishing vessel operates without the Inspection Certificate after the applicable inspection process, such vessel may be confiscated by the relevant authority. The owner of a fishing vessel who does not apply for the required operation inspection for such vessel can be ordered to cease operations and apply for inspection within the time limit required by the relevant authority. In the event that a company fails to apply for an annual inspection, as ordered by the relevant authority, the company may be fined between RMB1,000 to RMB10,000, and the Annual Inspection Certificates held by the company may be temporarily suspended.

According to PRC Radio Management Regulations promulgated by the PRC National Council and PRC Centre Military Committee in September 1993, as well as the License of Radio Station Management Regulations promulgated by the Ministry of Industry and Information Technology in February 2009, a company that sets up or uses a radio station in a vessel must obtain a Radio Station License. Failing to do so may result in a fine of up to RMB5,000, and the radio station facilities may be confiscated.

The PRC is a member of 1973 International Pollution Prevention Convention, amended in 1978. According to the provisions of such convention and relevant PRC laws and regulations, the vessels owned by Pingtan Fishing should have Sewage Pollution Prevention Certificates. We may be subject to a fine of up to RMB200,000 once our vessels enter into PRC territorial seas due to lacking the certificate and relevant facilities for pollution prevention.

According to the PRC Fishery Management Regulation promulgated by the PRC Ministry of Agriculture in April 2003, in the event that an enterprise has not obtained a valid inspection certificate or any other applicable certificates, such company may be subject to penalties imposed by applicable governmental authorities. Furthermore, an enterprise carrying out its ocean fishery business without the approval of the MARA may be subject to penalties imposed by applicable governmental authority pursuant to applicable laws and regulations. The most serious penalty is permanent suspension of its fishing business operation.

In addition, under PRC laws and regulations, Pingtan Fishing is required to hold certain certificates or licenses in order to use its vessels to conduct fishing outside PRC territorial seas. Some of the certificates or licenses are subject to renewal on a regular basis. We may not be able to renew such certificates or licenses. Failure to renew such certificates or licenses may cause temporary or even permanent suspension of Pingtan Fishing’s operations, which would have adverse effects on our business and financial condition. In addition, we may face fines pursuant to the above-mentioned laws and regulations.

Pingtan Fishing has not bought the required social insurance for some of its employees and may be subject to fines imposed by the relevant governmental authority.

The PRC Social Insurance Law provides that the employers should apply for the social insurance registration to the social insurance authority for their employees within thirty days from the employment date. The employees should have the basic endowment insurance, basic medical insurance, work-related injury insurance, unemployment insurance and applicable maternity insurance for its employees. The premium of work-related injury insurance and maternity insurance should be paid by the employers, and the premium of the other three kinds of insurance should be paid by the employees and employers jointly. Employers who have not managed the application of social insurance registration in time may be ordered by the social insurance authority to make the rectification and may be fined twice or triple the unpaid premium for any delay in such rectification. Employers who have not paid the premium of applicable social insurance for their employees should be ordered to make the payment in time and be charged an overdue fine in the amount of 5/10,000 per day of the unpaid premium from the due date, and, if they have not paid in time as required by such order, may be fined for an amount of twice to triple the unpaid premium. Furthermore, employers have an obligation to withhold the premium of endowment insurance, medical insurance and unemployment insurance for their employees and should be charged 5/10,000 per day of the overdue withholding premium by the social insurance authority. Due to this lack of insurance, we may be subject to the overdue payments and fines and in turn our financial condition and results of operations may be adversely affected. We are actively endeavoring to purchase social insurance for these employees and taking other remedial action. However, such actions may not be completed on a timely basis, or at all, and may not avoid fines or other penalties. As of December 31, 2021, there had been no fines or penalties requested by the social insurance authority. Per our estimation, approximately US$10.9 million for social insurance has been accrued as of December 31, 2021.

We may be subject to fines for the violation of Fishing Management Regulations.

PRC laws set forth rigorous standards for the amount and qualification of the seamen serving on vessels. The applicable laws include, among other things, the 1983 PRC Navigation Safety Act, Provisions for Administration of Pelagic Fishery which was promulgated by MARA on April 14, 2003, the PRC Seamen Regulations which was promulgated by State Council on March 28, 2007, Fishing Port Navigation Safety Management Regulations, which was promulgated by the State Council on May 5, 1989, and Provisions of the PRC on Marine and Maritime Administrative Penalty which was promulgated by Ministry of Communications on July 10, 2003. All these laws and regulations, collectively referred to as the Fishing Management Regulations, provide that the vessels should be equipped with qualified seamen, in a number required by the standard criteria to ensure the safety of such vessels and the seamen in Pingtan Fishing’s vessels should be trained by the professional training institution permitted by MARA and hold a Professional Sailor Certificate and the Professional Training Qualification. Furthermore, the owners of the Pingtan Fishing’s enterprises must apply for a Seafarer’s Passport for the seamen on their vessels and the seamen in the voyage or assisting with marine engine work must have a Certificate of Competence. The owner or operator of the vessel may be ordered to rectify the failure to equip vessels with qualified seaman according to the standard quota to ensure the vessels’ safety. Should there be any related gains, the owner or operator of the vessel is subject to a fine of not more than three times the related gains and up to RMB30,000 for such violation or for the seamen on such vessels lacking valid Certificates of Competence.

Pingtan Fishing has not historically had procedures in place to ensure its vessels are equipped with sufficient qualified crews who have the Seafarer’s Passport and Certificate of Job Qualification or other certificates required by applicable Fishing Management Regulations to ensure the safety of such vessels. Accordingly, we may be subject to fines for such violations.

Pingtan Fishing has not made past housing fund payments for and on behalf of its employees, and we may be required to make such payments and be subject to fines or penalties.

Under the Administrative Regulation on Housing Provident Fund, an employer must make a housing fund payment, deposit registration upon its establishment and pay the housing fund for and on behalf of its employees at a percentage between 5% and 12% of the respective employee’s monthly average wage of the preceding year. If an employer fails to make the housing fund payment and deposit registration, the housing fund administration authority may order it to complete the registration within a time limit or be assessed a fine of RMB10,000 to RMB50,000. Due to inconsistent implementation and interpretation by local authorities in the PRC and different levels of acceptance of the social security system by employees, Pingtan Fishing has not made sufficient housing fund payment and deposit registration or paid the housing fund for and on behalf of its employees. In the future, we may be required to make housing fund payments for both late fees and fines for non-compliance. In 2021, the amount of housing fund payment is estimated to be approximately US$1.1 million.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from financing Pingtan Guansheng.

Any funds we transfer to Pingtan Guansheng Ocean Fishing Co., Ltd. (“Pingtan Guansheng”), either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to Pingtan Guansheng are subject to the approval of MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by Pingtan Guansheng is required to be registered with SAFE or its local branches, and (b) Pingtan Guansheng may not procure loans that exceed the difference between its registered capital and its total investment amount as approved by MOFCOM or its local branches. Any medium- or long-term loan to be provided by us to Pingtan Guansheng must be approved by the National Development and Reform Commission and SAFE or its local branches. We may be unable to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to capital contributions or foreign loans by it to its PRC subsidiaries. If we fail to receive such approvals or complete such registration, the ability to fund our PRC operations may be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business.

On August 29, 2008, SAFE promulgated the Circular on Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 provides that any Renminbi capital converted from registered capital in foreign currency of a foreign-invested enterprise may only be used for purposes within the business scopes approved by PRC governmental authority, and such Renminbi capital may not be used for equity investments within the PRC unless otherwise permitted by the PRC law. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of a foreign-invested enterprise. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Any violation of SAFE Circular 142 could result in severe monetary or other penalties. As a result, after the consummation of the business combination, we will be required to apply Renminbi funds converted within the business scope of Pingtan Guansheng. SAFE Circular 142 significantly limits our ability to transfer the net proceeds from our prior or future offering of additional equity securities to Pingtan Guansheng or invest in or acquire any other companies in the PRC. On November 19, 2010, SAFE promulgated the Circular on the Policy of further Improvement and Adjustment of the Administration of the Direct Investment by Foreign Currency, or SAFE Circular 59, requiring SAFE to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceed settled from offshore offerings shall be applied in the manner described in the offering documents. On November 9, 2011, SAFE promulgated the Notice on Relevant Issues Concerning Further Defining and Managing Part of the Foreign Currency Business in Capital Projects, or SAFE Circular 45. SAFE Circular 45 further provides that a foreign-investment enterprise should not use the Renminbi capital converted from registered capital in foreign currency in the equity investment. Due to the fact that the business scope of Pingtan Guansheng does not include equity investment, according to the aforementioned regulations, Pingtan Guansheng may not use Renminbi converted from foreign currency-denominated capital for purposes of an equity investment, and it must use such capital within its business scope, such as the sales of aquatic products or import and export of various commodities and technologies. Therefore, SAFE Circulars 142, 59 and 45 may significantly limit our ability to convert, transfer and use the net proceeds from our prior or any future offering of equity securities in China, which may adversely affect our business, financial condition and results of operations.

Risks Related to Our Securities

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are currently listed for trading on the Nasdaq Capital Market under the symbol “PME”. The Nasdaq Capital Market may delist our ordinary shares from trading on its exchange for failure to meet the continued listing standards.

As previously disclosed, our Company received delinquency notification letters from Nasdaq in relation to our delinquent in filing the annual report on Form 10-K for the fiscal year ended December 31, 2020 and quarterly reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively. We have filed the annual report and quarterly reports and regained compliance in this regard.

On December 10, 2021, we filed a report of foreign private issuer on Form 6-K, under which we determined that we qualify as a “foreign private issuer” as defined under Rule 3b-4 of the Exchange Act, and by furnishing such report, we had begun reporting under the Exchange Act as a foreign private issuer.

Additionally, on June 30, 2021, our Company received a notice from Nasdaq notifying us that the bid price for our Company’s ordinary shares for the last 30 consecutive business days had closed below the minimum $1.00 per share required for continued listing under Nasdaq Listing Rule 5550(a)(2). The notification letter does not result in the immediate delisting of our securities. We may regain compliance with the continued listing standards by June 27, 2022. If at any time before June 27, 2022, the closing bid price per ordinary share is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed.

We have not regained compliance with the minimum bid price requirement as of the date of annual report. We are closely monitoring the bid price of our ordinary shares, and may consider available options to achieve compliance. However, we cannot assure you that we will be able to regain compliance with the minimum bid price requirement in a timely manner. If we fail to regain compliance by June 27, 2022, we may be subject to delisting, or, subject to certain conditions, transfer the listing of our ordinary shares to the over-the-counter market. The delisting of our ordinary shares or transfer of listing may significantly reduce the liquidity of our ordinary shares, cause further declines to the market price of our ordinary shares, and make it more difficult for us to obtain adequate financing to support our continued operation.

If our ordinary shares were delisted from the Nasdaq Capital Market, we and our shareholders could face significant material adverse consequences, including:

●	limited availability of market quotations for our ordinary shares;

●	the determination that our ordinary shares are a “penny stock” would require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	limited amount of analyst coverage; and

●	our decreased ability to issue additional securities or obtain additional financing in the future.

Our shares will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate our auditors, or as early as 2023 if proposed changes to the law are enacted. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2021 have been audited by an independent registered public accounting firm that is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely (the “Determination”). Furthermore, we have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (“HFCA Act”) as of the date of this annual report.

However, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCA Act, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

If our shares are prohibited from trading in the United States, the impact on the market for our shares outside the United States is highly uncertain, and we cannot guarantee that we will be able to list on additional non-U.S. exchanges to facilitate the trading in our securities. The prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Such prohibition would also significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill, proposing to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. On February 4, 2022, the U.S. House of Representatives passed a bill that contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two years, then our shares could be prohibited from trading in the United States as early as 2023.

Moreover, the recent developments would add uncertainties to our filings and we cannot assure you whether the Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders and their affiliated entities.

Our controlling shareholder and Chairman and CEO, Mr. Xinrong Zhuo, owns approximately 52.8% of our issued and outstanding shares. He would control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions, and he may not act in the best interests of minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company. These actions may be taken even if they are opposed by our other shareholders.

Our management has determined that our Company’s disclosure control and procedures and internal control over financial reporting were not effective at fiscal year-end.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021. However, management believes that despite our material weakness, our consolidated financial statements for the year ended December 31, 2021 are fairly stated, in all material respects, in accordance with U.S. GAAP.

The material weakness that we identified related to failing to maintain a sufficient complement of personnel with an appropriate level of experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements. We are actively engaged in remediation activities designed to address the material weakness, but our remediation efforts are not complete and are ongoing. We are in the process of performing an assessment of our financial organization to determine the sufficiency of resources with the appropriate level of knowledge, experience and training commensurate with our internal controls and executing any recommendations arising from the assessment; evaluating the need for the establishment of effective internal audit functions including the consideration of outsourcing the function to an outside party; expanding our accounting staff through actively recruiting for open positions and anticipate hiring additional qualified accounting and financial reporting personnel; and re-training our current accounting staff regarding risks, controls and maintaining adequate evidence.

Until we are able to remediate the material weaknesses identified above, such material weaknesses may materially and adversely affect our ability to accurately report our financial condition and results of operations in the future in a timely and reliable manner. In addition, although we review and evaluate our internal control systems to allow management to report on the effectiveness of our disclosure controls and procedures and the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover additional weaknesses in the future or that any corrective actions taken to remediate issues identified during the course of an assessment will be effective. Any such additional weaknesses or failure to remediate any existing weaknesses could materially adversely affect our financial condition or ability to comply with applicable financial reporting requirements. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the Nasdaq Stock Market Rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Capital Market.

Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the United States federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China, and most of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries. Most of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Compliance with rules and requirements applicable to public companies will cause us to incur additional costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the value of our securities to decline.

As a public company, we are incurring significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC, has required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and United States public company reporting requirements, and such personnel may command high salaries. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly.

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition, the price and trading volume for our ordinary shares may be highly volatile for a number of other factors, including the following:

●	our progress in developing and commercializing our products;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	the impact of government regulations on our products and industry;

●	the potential sale of a large volume of our ordinary shares by shareholders;

●	our quarterly operating results;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our products, our competitors or our industry;

●	fluctuation of exchange rates; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We have become, and may in the future be, the subject of unfavorable allegations made by short sellers. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ordinary shares could be greatly reduced or rendered worthless.

We may sell equity securities in the future, which would cause dilution.

We may sell equity securities in the future to obtain funds for general corporate or other purposes. We may sell these securities at a discount on the market price. Any future sales of equity securities will dilute the holdings of existing holders of our ordinary shares, possibly reducing the value of their investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our securities could decline.

Securities and industry analysts do not currently, and may never, publish research on us. If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our securities could decline. The trading markets for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If no securities or industry analysts commence coverage of us, the market price and trading volume of our securities would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our securities to decline.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in our ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, for any particular fiscal year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2021, and we do not expect to be classified as a PFIC for the current fiscal year.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ordinary shares from time-to-time and may be volatile). Among other matters, if our market capitalization declines or does no increase, we may be classified as a PFIC for the current fiscal year or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

While we do not expect to become a PFIC in the current fiscal year, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts liquid assets including cash, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

China Equity Growth Investment Ltd. (“CGEI”) was incorporated in the Cayman Islands as an exempted limited liability company and a blank check company on January 18, 2010 and changed its name to Pingtan Marine Enterprise Ltd. in February 2013.

China Dredging Group Co., Ltd (“CDGC” or “China Dredging”) and Merchant Supreme Co., Ltd (“Merchant Supreme”) are limited liability companies incorporated on April 14, 2010 and June 25, 2012, respectively, in the British Virgin Islands (“BVI”).

China Dredging, through its PRC variable interest entity, Fujian Xinggang Port Service Co., Ltd (“Fujian Service”), provided specialized dredging services exclusively to the PRC marine infrastructure market and was, based on the number and capacity of the dredging vessels it operated, one of the leading, non-state-owned providers of such services in the PRC.

Merchant Supreme, through its former PRC variable interest entity, Pingtan Fishing engaged in ocean fishery with its fleet of self-owned vessels and vessels with exclusive operating license rights within the Indian Exclusive Economic Zone (“EEZ”) and Arafura Sea of Indonesia till 2015.

CGEI and CDGC entered into the Merger Agreement dated October 24, 2012, providing for the combination of CGEI and CDGC. CGEI also acquired all of the outstanding capital shares and other equity interests of Merchant Supreme as per the Share Purchase Agreement dated October 24, 2012. Following the completion of the business combination on February 25, 2013, CDGC and Merchant Supreme became wholly-owned subsidiaries of our Company (the “Business Combination”). The ordinary shares of our Company, par value $0.001 per share were listed on the Nasdaq Capital Market under the symbol “PME”.

In order to place increased focus on the fishing business and pursue more effective growth opportunities, we decided to exit and sell the specialized dredging services operated by China Dredging, and we completed the sale of CDGC and its subsidiaries on December 4, 2013.

On February 9, 2015, our Company terminated its then existing variable interest entity agreements, pursuant to an Agreement of Termination dated February 9, 2015, entered into by and among Ms. Honghong Zhuo, Mr. Zhiyan Lin (each a shareholder of Pingtan Fishing at the relevant time, and together the “Pingtan Fishing’s Shareholders”), Pingtan Fishing and Pingtan Guansheng Ocean Fishing Co., Ltd. (“Pingtan Guansheng”). On February 9, 2015, the Pingtan Fishing’s Shareholders transferred 100% of their equity interest in Pingtan Fishing to Fujian Heyue Marine Fishing Development Co., Ltd. (“Fujian Heyue”), pursuant to an Equity Transfer Agreement dated February 9, 2015, entered into by and among the Pingtan Fishing’s Shareholders, Pingtan Fishing and Fujian Heyue. On February 15, 2015, China Agriculture Industry Development Fund Co., Ltd. (“China Agriculture”) invested RMB400 million (approximately US$65 million) into Pingtan Fishing for an 8% equity interest in Pingtan Fishing. After the restructuring transactions described above, Pingtan Fishing and its entities became the 92% equity-owned subsidiaries of our Company and was no longer a variable interest entity.

On January 14, 2022, China Agriculture sold all its equity interests in Pingtan Fishing to two unrelated parties, namely, Wuxi Kingway Technology Co., Ltd. and Hefei Bitu Technology Co., Ltd.

Our principal executive office is located at 18-19/F, Zhongshan Building A, No. 154 Hudong Road, Fuzhou, zip code 350001, China. Our principal phone number is (86) 591-8727-9999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is https://www.ptmarine.com/. The information contained on our website is not a part of this annual report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Our Business

We are a marine enterprise group primarily engaging in ocean fishing through our operating subsidiary, Pingtan Fishing, which is organized in the People’s Republic of China (“PRC”). We carry out marine fishing operations in the international waters and the approved waters in access fishing countries with many of our owned vessels or licensed vessels for which we have exclusive operating license rights. We provide high-quality seafood to a diverse group of customers including distributors, restaurant owners and exporters in the PRC.

We initially had a fishing fleet of 40 vessels in 2013. By June 2015, we expanded the number of vessels to 135 through the construction of three new vessels, the purchase of 72 licensed vessels and the acquisition of 20-year exclusive operating rights to 20 vessels. Our fishing fleet consists of vessels of diversified fishing methods, including trawling, drift netting, light luring seine, longline fishing and squid jigging.

From 2017 to 2018, we purchased two refrigerated transport vessels and four squid jigging vessels. Of those vessels, the renovation of two transport vessels and two squid jigging vessels were completed in subsequent years and were deployed to international waters. The ownership transfer of the remaining two vessels has not completed yet, but our Company is entitled to 100% of the operations and net profits (losses) from the vessels.

In April 2018, 27 vessels received approval from the Ministry of Agriculture and Rural Affairs of the PRC (“MARA”) to operate in international waters after the completion of modification and rebuilding projects. The 27 fishing vessels were modified and rebuilt into 20 squid jigging vessels and seven light luring seine vessels and have been deployed for operation in late 2018 and early 2019.

In 2019, our Company had 30 fishing vessels that received approval from the MARA to operate in international waters after completion of modification and rebuilding. The 30 vessels were rebuilt and modified into 15 squid jigging vessels and 15 seine vessels. The renovation of the 30 vessels was completed in 2019, and these vessels were deployed to international waters for operation.

In 2020, our Company had 11 fishing vessels that received approval from the MARA to operate in international waters after completion of modification and rebuilding. The 11 vessels were rebuilt and modified into 10 squid jigging vessels and one refrigerated transport vessel. The renovation of the 11 vessels was completed in 2020 and these vessels were deployed to international waters for operation. In addition, in 2020, 20 more vessels also received approval from MARA to operate in international waters after the completion of modification and rebuilding projects. The 20 vessels were going to be modified and rebuilt into 20 seine vessels.

In 2021, 20 vessels had completed the modification and rebuilding in batches. On December 27, 2021, we and Huanghai Shipbuilding Co., Ltd. (“Huanghai”) entered into a termination agreement, specifying that Huanghai would cease the building of a krill fishing vessel and return all amount paid by us at approximately RMB587.3 million (US$92.1 million).

We catch nearly 20 different species of fish, including Argentina squid, Indian Ocean squid, Sardine and Peru squid. All of our catch is shipped back to the PRC. We arrange chartered transportation ships to deliver frozen stocks to cold storage warehouses located in Mawei and Pingtan, Fujian province. We also purchase and sell Argentina squid and shrimp.

We derive our revenue primarily from the sale of frozen seafood products. We sell our products directly to customers, including seafood processors, distributors, restaurant owners and exporters. Most of our customers have long-term, cooperative relationships with us. Our existing customers also introduce new customers to us from time to time. In July 2017, we started strategic cooperation with an e-commerce platform to sell our fish products directly to consumers online. Based on past experiences, demand for seafood products is the highest from December to January, during the Chinese New Year. We believe that our profitability and growth are dependent on our ability to deploy our vessels to new fishing grounds and our ability to expand our customer base.

Operations

Harvesting Operations

The fishing vessels can carry up to one month of supplies. The captains of the vessels utilize sophisticated technology to identify, among other things, fishing areas, time to cast and draw in the nets, vessel speed and sailing direction allowing the vessels to optimize the catch and resource value. Nearby fishing groups share real-time fishing information through wireless radio equipment. The catch is separated based on species and sizes and is frozen immediately. Once the storage of a fishing vessel is at capacity, the catch is shipped to our cold storage facility located in Mawei.

Cold Storage

Fish are stored separately according to different species and sizes for best practices of cold storage management, goods selectivity and delivery.

We have secured several cold storage facilities located in Maiwei and Pingtan, Fujian Province. Mawei seafood market is one of the PRC’s largest seafood trading centers. The monthly rent for cold storage is RMB55 (US$8.6) per square meter, and the leases are renewable annually. The following table sets forth information regarding the cold storages facilities we rent as of December 31, 2021:

Monthly
Cold Storage	rent (US$)
Jingfu#201-202	15,500
Jingfu#203-204	15,500
Jingfu#301-302	15,500
Jingfu#403-404	15,500
Jingfu#501-502	15,500
Jingfu#503-504	15,500
Jingfu#601-602	15,500
Jingfu#603-604	15,500
Jingfu#701-702	15,500
Jingfu#703-704	15,500
Total	$155,000

We also rent cold storage facilities on a temporary basis depending on the quantity of fish, in which case the rent is calculated based on the weight of the fish and the days of storage.

Sales, Marketing and Distribution

We market, sell and distribute products all over China, including the Fujian, Shandong and Zhejiang provinces. Argentina squid, Indian Ocean squid, South American white shrimp, Sardine and Peru squid were the main types of seafood sold for the year ended December 31, 2021, representing approximately 76% of our sales.

As of December 31, 2021, we sold our fish to over 100 distributors and retailers by acting as a wholesaler. We serve a wide customer base, and two customers accounted for more than 10% of our sales for the year ended December 31, 2021.

Vessels

As of December 31, 2021, we owned 51 squid jigging vessels, 26 trawlers, 25 seine vessels, 13 drifters, four longline fishing vessels, and three transport vessels and had exclusive operating license rights to 20 seine vessels.

Among the 142 vessels, 100 were located in international waters, 12 were located in the Bay of Bengal in India, 13 were located in the PRC, and 17 were located in the Arafura Sea in Indonesia and not in operation.

See Note 2 of the Report of the Independent Registered Public Accounting Firm of this annual report for a discussion of the impairment of long-lived assets.

Business Strategy

We are committed to developing our business to become a global, integrated seafood company. We plan to enlarge our fishing fleet in the next few years through organic growth and acquisition opportunities of potential targets, domestically and abroad.

We are actively seeking opportunities to expand to other fishing grounds worldwide, including North America, South America and the high seas, which will further diversify the fish types we harvest. We are also planning to expand our operations to fish processing and trading businesses.

Competition

As vessels with access to the pelagic fishing operations are restricted to a limited number, we believe that competition within our designated fishing areas is not significant.

Competition in the consumer market in China is high as fish compete with other sources of protein. We also compete with other fishing companies which offer similar and varied products. There is significant demand for fish in the Chinese market. Our catch appeals to a wide segment of consumers because of the low price points of our products. We have generally been able to sell our catch at market prices.

Seasonality

In most waters where our vessels operate, autumn and winter are the seasons when the harvest is most productive, and summer is relatively a low season. In addition, our annual catches are affected by a number of unpredictable factors, such as weather patterns and fish migration, which are likely to vary from year to year.

Properties and Facilities

 Our principal executive offices are located at 18-19/F, Zhongshan Building A, No. 154 Hudong Road, Fuzhou, PRC. On July 2, 2018, we entered into an office lease agreement with Ping Lin, the wife of Xinrong Zhuo, our Company’s Chairman and Chief Executive Officer, for approximately 100 square meters of space. On July 30, 2021, we renewed the lease with Ping Lin on the same terms with a new contract expiring on December 31, 2023. Annual lease payments were approximately US$13,100 in 2021.

On March 1, 2018, we entered into lease agreements for the use of premises of approximately 194 square meters located at Suites 5201-3, 52/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, as our office. On December 9, 2020, the agreements were renewed to February 28, 2023 under the same conditions. We incurred and paid approximately US$460,000 in 2021.

We lease secured several cold storages facilities located in one of the PRC’s largest seafood trading centers, the Mawei seafood market. See “—B. Business Overview—Operations—Cold Storage.”

We believe that our current offices and facilities are adequate to meet our needs, and that additional facilities will be available for lease, if necessary, to meet our future needs.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the ordinary course of our business. Except as disclosed below, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, results of operations or financial condition.

As previously disclosed by the Company, the United States Securities and Exchange Commission (“SEC”) has initiated an investigation of the Company. The SEC issued a document request and subpoena for a variety of documents and other information relating to a range of matters. We are cooperating with the SEC in its investigation. The Company can offer no assurances as to the outcome of this investigation or its potential effect on the Company or its results of operations.

Regulations

PRC Regulations on Fisheries

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the Ministry of Civil Affairs and their respective local offices. The section summarizes the principal PRC regulations related to our business.

The Fisheries Law of the PRC, issued by the Standing Committee of the National People’s Congress on January 20, 1986, imposes a license system for fishing in China. A fishing license can only be issued when the following requirements are met: (1) that the fishing vessel inspection certificate has been granted; (2) that the fishing vessel registry certificate has been granted; and (3) that the other requirements imposed by the administrative department for fisheries under the State Council have been met.

According to the PRC Fishery Management Regulation promulgated by the PRC Ministry of Agriculture in April 2003, in the event that an enterprise has not obtained a valid inspection certificate or any other applicable certificates, it may be subject to penalties by the applicable governmental authority. Furthermore, an enterprise carrying out its ocean fishery business without the approval of the MARA may be subject to penalties by the applicable governmental authority pursuant to relevant laws and regulations. The most serious penalty is a permanent suspension of its fishing business operation.

According to the PRC Fishing Vessels Inspection Regulation promulgated by the State Council in June 2003, if a fishing vessel operates without the inspection certificate after the applicable inspection process, such vessel may be confiscated by the relevant authority. The owner of a fishing vessel who does not apply for the required operation inspection for such vessel can be ordered to cease operations and apply for inspection within the time limit required by the relevant authority. In the event that a company fails to apply for an annual inspection, as ordered by the relevant authority, the company is subject to a fine between RMB1,000 to RMB10,000, and the annual inspection certificates held by the company may be temporarily suspended.

According to the PRC Radio Management Regulations promulgated by the State Council and Central Military Committee of the PRC in September 1993, and the License of Radio Station Management Regulations promulgated by the Ministry of Industry and Information Technology in February 2009, a company that sets up or uses a radio station in a vessel must obtain a radio station license. Failing to do so will result in a fine of up to RMB5,000, and the radio station facilities will be confiscated.

The PRC is a member of the 1973 International Pollution Prevention Convention (the “Convention”), as amended in 1978. According to the Convention and relevant PRC laws and regulations, the vessels owned by Pingtan Fishing should have sewage pollution prevention certificates. We could be subject to a fine of up to RMB200,000 once our vessels enter into PRC territorial seas if we lack the certificate and relevant facilities for pollution prevention.

PRC laws set forth rigorous standards on the amount and qualification of the seamen serving on vessels. The applicable laws include, among other things, the 1983 PRC Navigation Safety Act, Provisions for Administration of Pelagic Fishery promulgated by MARA on April 14, 2003, the PRC Seamen Regulations promulgated by the State Council on March 28, 2007, Fishing Port Navigation Safety Management Regulations promulgated by State Council on May 5, 1989, and Provisions of the PRC on Marine and Maritime Administrative Penalty promulgated by Ministry of Communications on July 10, 2003 (collectively, the “Fishing Management Regulations”). The Fishing Management Regulations provide that the vessels should be equipped with qualified seamen, in a number required by the standard criteria to ensure the safety of such vessels and the seamen should be trained by the professional training institution permitted by MARA and hold a professional sailor certificate and the professional training qualification. Furthermore, the owners of the company must apply for a seafarer’s passport for the seamen on their vessels and the seamen in the voyage or assisting with marine engine work must have a certificate of competence. The owner or operator of the vessel will be ordered to rectify the failure to equip vessels with qualified seaman according to the safety standard. Should there be any related gains, the owner or operator of the vessel is subject to a fine of not more than three times the related gains and up to RMB30,000 for such violation or for the seamen on such vessels lacking valid certificates of competence.

For a detailed description of the risk associated with the M&A Rules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations that may require a complicated review and approval process, which could make it more difficult for us to pursue growth through acquisitions in China.”

Approval procedures

We are required to go through a series of procedures to obtain all approvals necessary to fish in the designated fishing areas.

Step one: Obtaining Vessel Building Permits

First, we have to file a vessel building application to the relevant governmental authorities in Fujian to obtain the Fishing Vessel and Net Tools Building Permits. Governmental authorities in Fujian verify Pingtan Fishing’s qualifications for pelagic fishing and pass on the verified and approved application documents to affiliates of the MARA for further confirmation. Once confirmed, the certificates are issued to Pingtan Fishing.

Step two: Vessels Building and Inspection

After obtaining the Fishing Vessel and Net Tools Building Permits, we start building the new vessels by contracting with third-party vessel manufacturers. During the period of construction, an inspection of the vessels is performed several times by the relevant governmental authorities. Once the construction is completed, a Vessel Inspection Certificate is issued, after which we can apply for certificates of ownership and certificates of nationality for new vessels.

Step three: Fishing Project Application

Each vessel is required to be licensed by MARA and, to the extent required, the vessel may also be required to obtain a license from the local government where the vessel conducts fishing operations. For example, in order to conduct fishing operations in the exclusive economic zone of other countries, foreign fishing vessels need to obtain approval from each of the local departments of fisheries of those other countries. After obtaining all certificates in step two, we file applications to the relevant governmental authorities to obtain approvals for pelagic fishing projects in the specified fishing areas. Meanwhile, we start the application process for obtaining fishing permits from the relevant governmental authorities in the applicable fishing destination countries. In some countries, our Company may be required to obtain licenses through local entities, which are required to also possess a fishery business license.

Step four: Preparations Before Departure

Once the approval for pelagic fishing projects has been issued, we can complete all relevant departure procedures within six months from the time the notification of approval is issued. Departure procedures include obtaining visas for fishing vessels and crew members, submitting required certificates to the PRC customs in Fujian, and obtaining other relevant documents from governmental authorities, such as Vessel Departure Certificates.

Step five: Fishing Project Approval and Departure to Fishing Areas

After we have submitted all required documents to the relevant governmental authorities and completed all procedures required for departure, we receive confirmation of pelagic fishing project approval from affiliates of the MARA. Once we obtain such confirmation, our vessels can depart to the applicable fishing destination country. Fish caught at the destination may then be shipped back and declared at PRC customs.

PRC Regulations Relating to Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as most recently amended in 2008, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable administrative authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of RMB capital may not be changed without SAFE’s approval, and RMB capital may not, in any case, be used to repay RMB loans if the proceeds of the loans have not been used.

To further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign-invested enterprises, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas in July 2014, which became effective on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in these areas with a business scope including “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. SAFE released the Notice on the Reform of the Administration Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises or SAFE Circular 19, in March 2015, which came into force and superseded SAFE Circular 142 on June 1, 2015. Circular 19 allows foreign-invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investment. Nevertheless, Circular 19 also reiterates the principle that Renminbi converted from foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope.

In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties). However, there still exist substantial uncertainties with respect to the interpretation and implementation of Circular 16 in practice.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, as amended, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place within the PRC must be made in RMB. Foreign currency revenues received by PRC companies may be repatriated into the PRC or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after-tax each year, if any, to fund certain reserve funds until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations governing the abovementioned dividend distribution arrangements have been replaced by the Foreign Investment Law and its implantation rules, which do not provide specific dividend distribution rules for foreign-invested enterprises. However, the Foreign Investment Law and its implementation rules provide that after the conversion from a wholly foreign-owned enterprise or Sino-foreign equity joint venture to a foreign-invested enterprise under the Foreign Investment Law, the distribution method of gains agreed upon in the joint venture agreements may continue to apply.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued in October 2005, and a series of implementation rules and guidance, including the circular relating to operating procedures that came into effect in July 2011, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires an amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, a share transfer or exchange, merger, division or other material events. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of ordinary shares of our Company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange dominated loans from our company.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

The following table sets forth the details of our significant subsidiaries:

Name of subsidiaries	Place and date of incorporation	Percentage of ownership	Principal activities
Merchant Supreme Co., Ltd. (“Merchant Supreme”)	BVI, June 25, 2012	100% held by PME	Intermediate holding company

Prime Cheer Corporation Ltd. (“Prime Cheer”)	Hong Kong, May 3, 2012	100% held by Merchant Supreme	Intermediate holding company

Pingtan Guansheng Ocean Fishing Co., Ltd. (“Pingtan Guansheng”)	PRC, October 12, 2012	100% held by Prime Cheer	Intermediate holding company

Fujian Heyue Marine Fishing Development Co., Ltd. (“Fujian Heyue”)	PRC, January 27, 2015	100% held by Pingtan Guansheng	Seafood trading

Fujian Provincial Pingtan County Fishing Group Co., Ltd. (“Pingtan Fishing”)	PRC, February 27, 1998	92% held by Fujian Heyue	Oceanic fishing

D. Property, plants and equipment

See “—B. Business Overview—Properties and Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor on Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a marine enterprise group primarily engaging in ocean fishing through our operating subsidiary, Pingtan Fishing, which is organized in the People’s Republic of China (“PRC”). We carry out marine fishing operations in the international waters and the approved waters in access fishing countries with many of our owned vessels or licensed vessels for which we have exclusive operating license rights. We provide high-quality seafood to a diverse group of customers, including distributors, restaurant owners and exporters in the PRC.

As of December 31, 2021, we owned 51 squid jigging vessels, 26 trawlers, 25 seine vessels, 13 drifters, four longline fishing vessels, and three transport vessels and had exclusive operating license rights to 20 seine vessels. Among the 142 vessels, 100 were located in international waters, 12 were located in the Bay of Bengal in India, 13 were located in the PRC, 17 were located in the Arafura Sea in Indonesia and not in operation.

We catch nearly 20 different species of fish, including Argentina squid, Indian Ocean squid, Sardine and Peru squid. All of our catch is shipped back to the PRC. We arrange chartered transportation ships to deliver frozen stocks to cold storage warehouses located in Mawei and Pingtan, Fujian province. We also purchase and sell Argentina squid and shrimp.

We derive our revenue primarily from the sale of frozen seafood products. We sell our products directly to customers, including seafood processors, distributors, restaurant owners and exporters. Most of our customers have long-term, cooperative relationships with us. Our existing customers also introduce new customers to us from time to time. In July 2017, we started strategic cooperation with an e-commerce platform to sell our fish products directly to consumers online, which is not a significant portion of our revenues. The demand for seafood products is the highest from December to January and/or during the Chinese New Year. We believe that our profitability and growth are dependent on our ability to deploy our vessels to new fishing grounds and our ability to expand our customer base.

Major Factors Affecting Our Results of Operations

●

Continuous impact of the COVID-19 pandemic: A novel strain of coronavirus (COVID-19) has spread in many countries and continued to affect the global economy. The outbreak and resurgence of COVID-19 have significantly affected business activities in China.

Emergency quarantine measures and travel restrictions have had a significant impact on many sectors across the PRC, which has also adversely affected our operations. To reduce the impact on our production and operation, we implemented certain safety measures to allow us to maintain our operations. We comply with, and require all employees to comply with, the COVID-19 prevention measures issued by governmental authorities, including disinfecting the outer packaging of the catch, sampling some of the catch for nucleic acid testing, and requiring employees who come into contact with the catch to wear masks, get vaccinated, wash their hands frequently for disinfection, and undergo nucleic acid testing. We encourage employees to be vaccinated and provide them with items for personal protection, such as face masks, medicine, and medicinal alcohol. In 2021, the Chinese government required a higher frequency of inspection of fish and nucleic acid testing of our warehouse staff, sales staff and crew members, which prolonged the storage time of the fish, affected the freshness of fish and had a negative impact on the unit price and sales volume of our products. Moreover, the Chinese government also imposed heightened quarantine measures for crew members who returned to the PRC from other countries or regions, which increased our staff costs.

Management is focused on mitigating the effects of COVID-19 on our business operations while protecting the employees’ health and safety. We will continue to actively monitor the situation and may take further actions that alter our business operations, as may be required by local authorities or that we determine are in the best interests of our employees, customers, partners, suppliers and other stakeholders.

Some of our customers are fish processing plants that export processed fish products to foreign countries. These customers reduced or postponed their purchases from us in the initial stage of the pandemic, but since the middle of the second quarter of 2020, they have adjusted their business strategies in relation to exportation or domestic sale. Because of the reduction or postponement, our unit selling price decreased, our inventory levels increased and our accounts receivables were not timely paid as anticipated.

The COVID-19 pandemic continues to cause major disruptions to businesses and markets worldwide as the virus spreads or there is a resurgence in certain jurisdictions. The effects of the outbreak are still evolving, and the ultimate severity and duration of the pandemic and the implications on global economic conditions remain uncertain. For instance, in the first half of 2022, the PRC government at different levels imposed stringent measures including lockdowns of certain cities and districts in light of the resurgence of COVID-19. Therefore, the extent of the impact of the pandemic on our financial condition and results of operations is still highly uncertain and will depend on future developments, such as the ultimate duration and scope of the outbreak, its impact on our customers and exporters, how quickly normal economic conditions, operations, and the demand for our products can resume and whether the pandemic leads to recessionary conditions in the PRC, United States, or globally.

While we anticipate that our results of operations will continue to be impacted by this pandemic in 2022, we are unable to reasonably estimate the extent of the impact on our full-year results of operations, our liquidity or our overall financial position.

●	Governmental policies: Fishing is a highly regulated industry, and our operations require licenses and permits. Our ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to changes in regulations and policies and is at the discretion of the applicable government agencies. Our inability to obtain applicable licenses or permits, or loss or denial of extensions to any existing licneses or permits, could hamper our ability to generate revenue from our operations.

●	Resource & environmental factors: Our fishing expeditions are based in the Exclusive Economic Zone(“EEZ”), the international waters. Any earthquake, tsunami, adverse weather or oceanic conditions, or other disasters in such areas may disrupt our operations and could adversely affect our sales. Adverse weather conditions such as storms, cyclones and typhoons or cataclysmic events may also decrease the volume of fish catches or may even hamper our operations. Our fishing volume may also be adversely affected by major climatic disruptions such as El Niño, which in the past has caused a significant decrease in the seafood catch worldwide. Besides weather patterns, other unpredictable factors, such as fish migration, may also impact our harvest volume.

●	Fuel price fluctuations: Our operations may be adversely affected by fuel price fluctuations. Changes in fuel prices may result in increases in the selling prices of our products and may, in turn, adversely affect our sales volume, revenue and operating profit.

●	Competition: We engage in finishing in the EEZ, and international waters. Competition within our designated fishing areas is not currently significant as the region is not overfished or regulated by government limits on the number of vessels that are allowed to fish in the territories; however, there is no guarantee that competition will not become more intense. Competition in the consumer market in the PRC, however, is high as fish compete with other sources of protein. We also compete with other fishing companies that offer similar and varied products. There is significant demand for fish in the Chinese market. We believe our catch appeals to a wide consumer base because of our pricing advantages.

●

Fishing licenses:  Each of our fishing vessels requires approval from the MARA to carry out ocean fishing projects in international waters and foreign territories. Different countries may have different policies for foreign cooperation in fisheries. Some countries require fishing licenses issued by the accessed country; some others may require the establishment of a joint venture or sole proprietorship to obtain local licenses.

In early December 2014, the Indonesian government introduced a six-month moratorium on issuing new fishing licenses and renewals so that the country’s Ministry of Maritime Affairs and Fisheries (“MMAF”) could combat illegal fishing and rectify ocean fishing order. In February 2015, we ceased all fishing operations in Indonesia. During the moratorium, we were informed that the fishing licenses of four vessels operated through PT. The fishery business licenses of Avona, one of the local companies through which we conduct business in Indonesia, and Dwikarya, the other local company through which we conduct business in Indonesia, were revoked. Although in November 2015, the Indonesian government announced that the moratorium had concluded, the MMAF has neither implemented new fishing policies nor resumed the license renewal process. As a result of the above, all local fishing licenses of our vessels in Indonesia are presently inactive.

In October 2016, we deployed 13 vessels, which were granted fishing licenses by the Ministry of Agriculture and Fisheries of the Democratic Republic of Timor-Leste (“MAF”), to operate in the Indo-Pacific waters of the country. In September 2017, we were informed that the fishing licenses of these 13 vessels were suspended and the vessels were docked in the port by the MAF. The 13 vessels have returned to the PRC.

Our management has determined to shift the focus of development to international waters and consider obtaining corresponding fishing permits. In response to impairment triggering events, the Company recorded an impairment in the fourth quarter of 2020 of $66.7 million for 50 fishing vessels and one krill fishing vessel. We recognized an impairment of $6.3 million for 12 fishing vessels for the year ended 2021. On December 27, 2021, we and Huanghai Ship Construction Co., Ltd. (“Huanghai”) entered into an agreement to terminate the building of a krill vessel and Huanghai agreed to refund all of the RMB587.3 million (approximately $92.1 million) of prepayment made by us in four quarterly installments. Due to the issues involving the construction of this ship, the Company had previously recorded impairment on a portion of the construction in progress. Based upon such impairment amount, we recognized a $26,408,130 of settlement of contract for the year ended December 31, 2021. During the first quarter of 2022, the Company received RMB147.7 million (approximately $23.2 million), representing the first quarterly installment payment, from Huanghai. See Note 2 of the consolidated financial statements included elsewhere in this annual report for further details.

Key Components of Results of Operations

Revenue

We catch different species of fish, ship them back to China and sell the catches to distributors and retailers by acting as a wholesaler. Marine catch is our only product. The product type, contractual price and quantities are identified in the contracts. We also purchased fishery products from third parties to sell to our customers to meet their demands. We do not offer promotional payments, customer coupons, rebates or other cash redemption offers to our customers, and we do not accept returns. Our revenues are recorded at a point in time. All of our operations are considered by the Company’s Chief Operating Decision Maker to be aggregated into one reportable operating segment, and our revenue is disaggregated by product type in terms of species of fish sold pursuant to ASC 606-10-55-91(a).

The revenue is generated from the sale of frozen fish and other marine catches. We recognize revenue at the amount we expect to be entitled to be paid, determined when control of the products is transferred to our customers, which occurs upon delivery of and acceptance of the frozen fish by the customer and we have a right to payment.

We have identified one performance obligation as when the frozen fish and other marine catches identified in the contract are picked up by the customers at our cold storage warehouses, with revenue being recognized at a point in time. We initially recognize revenue in an amount that is estimated based on contractual prices. The receivables under contracts, whereby pricing is based on contractual prices, are primarily collected within 180 days.

For the years ended December 31, 2021, 2020 and 2019, our revenue by species of fish was as follows:

	Year Ended December 31, 2021
	Revenue	Volume (KG)	Average price	Percentage of revenue
Argentine squid	$49,127,035	15,279,655	$3.22	29.9%
Indian Ocean squid	22,394,010	22,920,501	0.98	13.6%
South American white shrimp	18,121,563	3,523,536	5.14	11.0%
Sardine	17,975,661	40,425,215	0.44	11.0%
Peru Squid	16,877,775	12,698,146	1.33	10.3%
Other	39,587,000	35,146,479	1.13	24.2%
Total	$164,083,044	129,993,532	$1.26	100.0%

	Year Ended December 31, 2020
	Revenue	Volume (KG)	Average price	Percentage of revenue
Indian Ocean squid	$33,968,115	41,608,084	$0.82	38.9%
Peru squid	14,709,193	10,700,911	1.37	16.9%
Chub mackerel	6,453,289	7,084,126	0.91	7.4%
Cuttle fish	6,145,172	1,452,960	4.23	7.0%
Sardine	4,296,979	11,399,554	0.38	4.9%
Other	21,667,672	11,939,367	1.81	24.9%
Total	$87,240,420	84,185,002	$1.04	100.0%

	Year Ended December 31, 2019
	Revenue	Volume (KG)	Average price	Percentage of revenue
Indian Ocean squid	$35,502,599	32,028,789	$1.11	39.6%
Ribbon fish	12,236,897	3,622,444	3.38	13.7%
Cuttle fish	10,921,686	2,173,027	5.03	12.2%
Peru squid(whole)	7,512,216	4,234,436	1.77	8.4%
Croaker fish	4,884,278	2,301,876	2.12	5.4%
Other	18,564,480	6,433,891	2.89	20.7%
Total	$89,622,156	50,794,463	$1.76	100.0%

Our customers are from the following PRC territories. The following table sets for the breakdown of our revenue by region as a percentage of our total revenue for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021	2020	2019
Fujian province	50%	68%	66%
Shandong province	29%	24%	28%
Zhejiang province	9%	7%	4%
Guangdong province	4%	0%	1%
Liaoning province	3%	0%	0%
Other areas	5%	1%	1%
Total	100%	100%	100%

Cost of revenue

Our cost of revenue primarily consists of fuel cost, labor cost, depreciation, freight, and other overhead costs. Fuel cost, labor cost and depreciation generally accounted for the majority of our cost of revenue. The following table sets forth our cost of revenue information, both in amounts and as a percentage of revenue for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
	2021			2020			2019
	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue	Amount	% of cost of revenue	% of revenue
Fuel cost	$83,009,617	47.0%	50.6%	$51,084,651	57.0%	58.5%	$42,593,090	66.1%	47.5%
Purchase cost	26,455,814	15.0%	16.1%	-	-	-	-	-	-
Labor cost	24,369,262	13.8%	14.9%	13,028,435	14.5%	14.9%	8,499,445	13.2%	9.5%
Depreciation	13,744,464	7.8%	8.4%	8,452,135	9.4%	9.7%	5,676,238	8.8%	6.3%
Freight	12,680,337	7.2%	7.7%	7,846,359	8.8%	9.0%	4,701,486	7.3%	5.2%
Inventory reserve	9,366,467	5.3%	5.7%	5,606,514	6.3%	6.4%	-	0.0%	0.0%
Spare parts	6,210,142	3.5%	3.8%	3,206,824	3.6%	3.7%	1,948,377	3.0%	2.2%
Maintenance fees	424,248	0.2%	0.3%	50,527	0.1%	0.1%	184,836	0.3%	0.2%
Other	464,230	0.2%	0.3%	386,438	0.3%	0.4%	793,099	1.3%	1.0%
Total cost of revenue	$176,724,581	100%	107.8%	$89,661,883	100%	102.7%	$64,396,571	100%	71.9%

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2021	2020	2019
REVENUE	$164,083,044	$87,240,420	$89,622,156

COST OF REVENUE	176,724,581	89,661,883	64,396,571

GROSS (LOSS)/ PROFIT	(12,641,537)	(2,421,463)	25,225,585

OPERATING EXPENSES (INCOME):
Selling	7,632,730	4,850,044	2,715,599
General and administrative	5,892,080	4,091,729	4,163,873
General and administrative - depreciation	836,142	3,066,522	3,726,061
Government subsidy	(20,449,471)	(13,660,284)	(6,440,299)
Impairment loss	6,301,373	67,713,324	7,951,635
Settlement of contract	(26,408,130)	—	—
(Gain) on fixed assets disposal	—	—	(59,432)

Total Operating Expenses, Net	(26,195,276)	66,061,335	12,057,437

INCOME (LOSS) FROM OPERATIONS	13,553,739	(68,482,798)	13,168,148

OTHER INCOME (EXPENSE):
Interest income	371,695	3,745,611	780,604
Interest (expense)	(17,371,089)	(13,432,919)	(6,055,310)
Foreign currency transaction gain (loss)	1,231,614	607,674	(298,304)
Dividend income from cost method investment	612,734	135,338	312,727
(Loss) on the interest sold	—	—	(86,603)
(Loss) on equity method investment	(708,020)	(156,085)	(486,803)
Other (expense)	(74,223)	(35,401)	(954,394)

Total Other Expense	(15,937,289)	(9,135,782)	(6,788,083)

(LOSS) INCOME BEFORE INCOME TAXES	(2,383,550)	(77,618,580)	6,380,065

INCOME TAXES	1,749	—	—

NET (LOSS) INCOME	$(2,385,299)	$(77,618,580)	$6,380,065

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	95,420	(4,740,332)	698,041

NET (LOSS) INCOME ATTRIBUTABLE TO OWNERS OF THE COMPANY	$(2,480,719)	$(72,878,248)	$5,682,024

LESS: PREFERRED SHARE DIVIDENDS	(300,000)	—	—

“NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY”	(2,780,719)	(72,878,248)	5,682,024

COMPREHENSIVE (LOSS) INCOME:
NET (LOSS) INCOME	(2,385,299)	(77,618,580)	6,380,065
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation gain (loss)	2,895,972	7,156,773	(2,861,319)
COMPREHENSIVE INCOME (LOSS)	$510,673	$(70,461,807)	$3,518,746
Less: comprehensive income (loss) attributable to the non-controlling interest	342,401	(4,095,594)	469,583
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	$168,272	$(66,366,213)	$3,049,163

NET (LOSS) INCOME PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY
Basic	$(0.03)	$(0.92)	$0.07
Diluted	(0.03)	(0.92)	0.07

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic	84,906,368	79,121,471	79,055,053
Diluted	84,906,368	79,121,471	79,055,053

Comparison of results of operations for the year ended December 31, 2021 and 2020

Revenue

Our revenue increased by 88.1% from $87.2 million in 2020 to $164.1 million in 2021, primarily due to the different sales mix, increase in the average unit selling price, and increase in sales volume as more vessels were put into operation. We also purchased fishery products from third parties to sell to our customers to meet their demands. The average unit selling price increased by 21.2% from 2020 to 2021. Our sales volume increased by 54.4% from 84,185,002 kg in 2020 to 129,993,532 kg 2021.

Cost of revenue

Cost of revenue increased by 97.1% from $89.7 million in 2020 to $176.7 million in 2021, primarily due to the larger number of vessels in designated waters, which drove up refueling costs and other related costs of revenue. Purchase cost represents the purchase cost of fishery products from third parties incurred by Fujian Heyue. In an effort to further penetrate the fishery products market, Fujian Heyue commenced selling fishery products in the first quarter of 2021.

Gross loss

Our gross profit/loss is affected primarily by changes in production costs. Fuel cost, labor cost and depreciation together account for about 68.6% and 80.9% of cost of revenue in 2021 and 2020, respectively. The fluctuation of fuel prices and changes in depreciation significantly affected our costs and gross profit.

The following table sets forth our gross loss and gross margin for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
Gross (loss)	$(12,641,537)	$(2,421,463)
(Gross loss margin)	（7.7)%	(2.8)%

Our gross loss increased significantly from $2.4 million in 2020 to $12.6 million in 2021, primarily because the increase in cost of revenue, which was due to the reasons described above, outpaced our revenue growth. As a result, our gross loss margin increased from 2.8% in 2020 to 7.7% in 2021.

Selling expenses

Our selling expense primarily consists of shipping and handling fees, insurance, customs clearance charge, storage fees and advertising expenses. Our sales activities are conducted through direct selling by our internal sales staff. Because of the strong demand for our products and services, we typically do not aggressively market and distribute our products.

Selling expense increased by 57.4% from $4.9 million in 2020 to $7.6 million in 2021, primarily due to (1) an increase of $0.8 million in insurance expense due to the changes in insured fishing vessels mix; (2) an increase of $0.8 million in storage fees, as we had a larger amount of fish for inventory and therefore expanded our warehouse capacity; (3) an increase of $0.6 million in customs clearance charge, primarily due to the increase in the number of customs clearances involved; and (4) an increase of $0.5 million in other miscellaneous selling expenses, primarily due to the increase in satellite communication fees for fishing vessels.

Selling expense as a percentage of revenue decreased from 5.6% in 2020 to 4.7% in 2021, primarily due to the faster growth of our revenue during the same period.

Selling expense for the years ended December 31, 2021 and 2020 consisted of the following:

	Year Ended December 31,
	2021	2020
Insurance	$2,728,356	$1,896,216
Storage fees	2,131,289	1,331,008
Customs clearance charges	1,348,383	745,842
Shipping and handling fees	408,590	371,611
Advertising	15,113	12,178
Other	1,000,999	493,189
	$7,632,730	$4,850,044

General and administrative expense

General and administrative expense decreased by 6.0% from $7.2 million in 2020 to $6.8 million in 2021, primarily due to a decrease of $2.2 million in depreciation expense, partially offset by an increase in professional fees of $1.3 million due to the increase in accounting fees and legal fees.

	Year Ended December 31,
	2021	2020
Professional fees	$2,863,679	$1,556,286
Compensation and related benefits	1,177,862	1,094,152
Depreciation	836,142	3,066,522
Rent and related administrative service charges	472,597	473,964
Travel and entertainment	302,424	120,574
Bad debt expense	178,243	380,866
Other(1)	897,275	465,887
	$6,728,222	$7,158,251

(1)	Other general and administrative expense primarily consists of communication fees, office supplies, miscellaneous taxes, bank service charges, depreciation, and Nasdaq listing fees.

Professional fees primarily consist of legal fees, accounting fees, investor relations charges, valuation service fees, consulting fees, and other fees associated with being a public company.

We recorded the depreciation in relation to idle vessels of $836,142 and $3,066,522 as of December 31, 2021 and 2020, respectively, as a general and administrative expense rather than as a cost of revenue.

Government subsidy

Our government subsidy mainly consists of government incentives to encourage the development of the ocean fishing industry to satisfy the demand for natural seafood and other miscellaneous subsidies from the Chinese government. Our subsidy increased by 49.7% from $13.7 million 2020 to $20.4 million in 2021, primarily due to the government’s subsidy disbursement schedule.

Impairment

Impairment loss represents the impairment loss on the vessels whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recovered.

We recognized an impairment of $6.3 million for 12 fishing vessels for the fiscal year ended December 31, 2021. On December 27, 2021, the Company and Huanghai Ship Construction Co., Ltd. (“Huanghai”) entered into an agreement to terminate the building of a krill vessel and Huanghai agreed to refund all of the RMB587.3 million (approximately $92.1 million) of prepayment made by the Company in four quarterly installments. Due to the issues involving the construction of this ship, the Company had previously recorded impairment on a portion of the construction in progress. Based upon such impairment amount, the Company recognized a $26.4 million of settlement of contract for the year ended December 31, 2021. During the first quarter of 2022, the Company received RMB147.7 million (approximately $23.2 million), representing the first quarterly installment payment, from Huanghai.

Other income/expense

Other income/expense mainly includes interest income from bank deposits, interest expense for bank borrowings, foreign currency transaction gain, (loss), income on cost method investment, and loss on equity method investment.

Other expense (net) increased by 74.4% from $9.1 million in 2020 to $15.9 million in 2021, primarily due to the increase in interest expenses as a result of an increase in bank loans and an decrease in interest income.

Income taxes

Our subsidiaries in China are generally subject to enterprise income tax on their taxable income in China at a rate of 25%, except that Pingtan Fishing is exempt from income taxes for income generated from our ocean fishing operations in China. For the years ended December 31, 2021 and 2020, we recorded income tax of $1,749 and nil, respectively.

Net income (loss)

As a result of the foregoing, our net loss was $2.4 million for the year ended December 31, 2021, compared to a net loss of $77.6 million for the year ended December 31, 2020.

Comparison of results of operations for the year ended December 31, 2020 and 2019

Revenue

Our revenue decreased by 2.7% from $89.7 million in 2019 to $87.2 million in 2020, primarily due to the combined impact of the different sales mix and the decrease in the average unit selling price. While our sales volume increased 65.7% from 50,794,463 kg in 2019 to 84,185,002 kg in 2020, our average unit selling price decreased by 40.9% from 2019 to 2020. Indian Ocean squid was our major product in 2020 and an increase in the number of fishing vessels catching Indian Ocean squid on the market led to increased supply, which negatively affected their average unit selling price. Moreover, COVID-19 had significant impact on consumer sentiment in 2020, leading to the increasing consumption of lower-priced fish products.

Cost of revenue

Cost of revenue increased by 39.2% from $64.4 million in 2019 to $89.7 million in 2020, primarily due to the increase in production activities.

We recorded a reserve for inventories of $5.6 million in our cost of revenue in 2020, primarily due to (1) the higher inventory level as of December 31, 2020 compared with December 31, 2019, and (2) the higher inventory cost than the selling price of our major fish species.

Gross profit

Our gross profit is affected primarily by changes in production costs. Fuel cost, labor cost and depreciation together account for about 86.4% and 88.1% of cost of revenue in 2020 and 2019, respectively. The fluctuation of fuel price and change in depreciation may significantly affect our cost level and gross profit.

The following table sets forth our gross profit/loss and gross margin for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
Gross (loss)/profit	$(2,421,463)	$25,225,585
(Gross loss margin)/gross profit margin	(2.8)%	28.1%

We recognized a gross loss of $2.4 million in 2020, compared with a gross profit of $25.2 million in 2019, representing a gross loss margin of 2.8% in 2020 and gross profit margin of 28.1% in 2021. The change in our gross margin was primarily due to the factors affecting our revenue and cost of revenue as discussed above.

Selling expense

Selling expense increased by 78.6% from $2.7 million in 2019 to $4.9 million in 2020, primarily due to (1) an increase of $0.5 million in insurance expense, as the 11 vessels that completed their modification and rebuilding projects in the second half of 2020 were insured accordingly; (2) an increase of $0.9 million in storage fees, as we had a larger amount of fish for inventory and therefore expanded our warehouse capacity; (3) an increase of $0.5 million in customs clearance charge as a result of the increase in the number of customs clearances involved; and (4) an increase of $0.3 million in other miscellaneous selling expense as a result of the increase in satellite communication fees for fishing vessels. Selling expense as a percentage of revenue increased from 3.0% in 2019 to 5.6% in 2020.

Selling expense for the years ended December 31, 2020 and 2019 consisted of the following:

	Year Ended December 31,
	2020	2019
Insurance	$1,896,216	$1,446,095
Storage fees	1,331,008	428,625
Customs clearance charges	745,842	173,572
Shipping and handling fees	371,611	429,091
Advertising	12,178	22
Other	493,189	238,194
	$4,850,044	$2,715,599

General and administrative expense

General and administrative expense decreased by 9.3% from $7.9 million in 2019 to $7.2 million in 2020, primarily due to (1) a decrease in depreciation of vessels of $0.7 million, as certain vessels are under modification and rebuilding process and no depreciation expense was recorded for such vessels; (2) a decrease in compensation and related benefits of $0.3 million due to the impact of COVID-19; and (3) a decrease in other general and administrative expense of $0.4 million, partially offset by (1) an increase of $0.3 million in professional fees and (2) an increase of $0.4 million in bad debt expense.

General and administrative expense for the years ended December 31, 2020 and 2019 consisted of the following:

	Year Ended December 31,
	2020	2019
Depreciation	$3,066,522	$3,726,061
Professional fees	1,556,286	1,235,578
Compensation and related benefits	1,094,152	1,365,455
Rent and related administrative service charges	473,964	519,161
Travel and entertainment	120,574	179,839
Bad debt expense	380,866	30,366
Other(1)	465,887	833,474
	$7,158,251	$7,889,934

(1)	Other general and administrative expense primarily consists of communication fees, office supplies, miscellaneous taxes, bank service charge, depreciation, and Nasdaq listing fee.

Government subsidy

Our government subsidy mainly consists of government incentives to encourage the development of the ocean fishing industry to satisfy the demand for natural seafood and other miscellaneous subsidies from the Chinese government. Our subsidy increased significantly from $6.4 million in 2019 to $13.7 million in 2020, primarily due to the government’s subsidy disbursement schedule.

Impairment

Impairment loss represents the impairment loss on the vessels whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recovered. As a result of the rebuilding projects, we assessed the recoverability of the 17 fishing vessels in 2019 based on the undiscounted future cash flow that the fishing vessels are expected to generate as less than the carrying amount, and recognized an impairment loss. The impairment loss on vessels was $8.0 million in 2019.

Since 2014, there has been no progress on fishing license renewals as a result of the Indonesian government’s moratorium on foreign companies, like us, to obtain the renewal of fishing licenses issued by them. Our management determined to shift the focus of development to international waters and consider obtaining corresponding fishing permits. In response to these impairment triggering events, we recorded an impairment in the fourth quarter of 2020 of $67.7 million for fishing vessels.

See Note 2 of the consolidated financial statements included elsewhere in this annual report for further details.

Other income/expense

Other income/expense mainly includes interest income from bank deposits, interest expense for bank borrowings, foreign currency transaction gain, gain from cost method investment, and loss on equity method investment.

Other expense (net) increased by 34.6%, or $2.3 million, from $6.8 million in 2019 to $9.1 million in 2020, primarily due to the increase in interest expenses of approximately $7.4 million as a result of an increase in bank loans.

Income taxes

Generally, our subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that Pingtan Fishing is exempt from income taxes for income generated from our ocean fishing operations in China. For the years ended December 31, 2020 and 2019, income tax was nil and nil, respectively.

Net (loss) income

As a result of the foregoing, our net loss was $77.6 million for the year ended December 31, 2020, compared to net income of $6.4 million for the year ended December 31, 2019.

B. Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. Our principal liquidity demands are based on the capital needs of Pingtan Fishing related to the acquisition or construction of new fishing vessels and continuously upgrading and renovating existing vessels, and our general corporate purposes. We have historically relied on cash flow provided by operations and bank loans to supplement our working capital. We also receive government subsidies as a government incentive for encouraging the development of the ocean fishing industry. Since the outbreak of COVID-19, we have been paying close attention to the operations of our customers and optimizing the collection of accounts receivable. For new customers, we have adopted a policy of receiving payment before pick-up. As of December 31, 2021 and 2020, we had cash balances of approximately $5.8 million and $0.7 million, respectively. A significant portion of these funds are deposited with financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC. In 2021, we received $72.1 million from short-term bank loans, $98.3 million from long-term bank loans, and $18.5 million from government subsidies. The majority of the bank loans received are for funding working capital. In the same period, we also repaid bank loans of $126.1 million. Hence, we believe we have enough resources to operate for at least the next 12 months.

On January 8, 2021, the Company issued 4,000,000 Series A Convertible Preferred Shares, par value $0.001 per share (“Series A Preferred Shares”), at a purchase price of $1.00 per share and a stated value of $1.10 per share, in a registered direct offering. Each Series A Preferred Share was convertible into the Company’s ordinary shares at a conversion price per share equal to the lesser of $2.00 or 90% of the lowest volume weighted average price of the ordinary shares on a trading day during the ten trading days prior to the conversion date, but not lower than $0.44 per share, subject to certain adjustments. Holders of Series A Preferred Shares are entitled to receive dividends of 8.0% per annum. The net proceeds from this offering were approximately $3.70 million. From January 8, 2021 until May 27, 2021, the purchaser converted Series A Preferred Shares into ordinary shares of the Company pursuant to the terms of the certificate of designation of the Preferred Shares (the “Certificate of Designation”). The Company failed to timely file its annual report on Form 10-K for the fiscal year ended December 31, 2020 (as amended, the “10-K”) with the SEC, which ultimately resulted in the registration statement registering the Series A Preferred Shares and ordinary shares sold in the offering no longer being effective. This is a triggering event for certain redemption rights of the purchases set forth in the Certificate of Designation. On May 27, 2021, the Company redeemed 590,922 Series A Preferred Shares and repurchased 793,192 ordinary shares that were converted following the failure to file the 10-K from the purchaser for aggregate consideration of $1,450,000.

The following table sets forth a summary of changes in our working capital from December 31, 2020 to December 31, 2021:

			December 31, 2020 to December 31, 2021
	December 31, 2021	December 31, 2020	Change	Percentage Change
Total current assets	$240,438,276	$114,249,453	$126,188,823	110.5%
Total current liabilities	243,384,265	133,364,200	110,020,065	82.5%
Working capital (deficit):	$(2,945,989)	$(19,114,747)	$16,168,758	(84.6)%

Our working (deficit) decreased from $19.1 million as of December 31, 2020 to $3.0 million as of December 31, 2021. This decrease in working deficit is primarily attributable to increases in (1) prepaid expenses of approximately $18.4 million and (2) other receivables of approximately $111.9 million, partially offset by a decrease in (1) inventories, net of reserves, of approximately $12.6 million, and increases in (2) accounts payable of approximately $35.4 million, (3) short-term bank loans of approximately $19.9 million, (4) long-term bank loans - current portion of approximately $36.9 million due to the repayment schedule and (5) accrued liabilities and other payables of approximately $15.4 million.

In order to mitigate our liquidity risk, we plan to rely on the proceeds from loans from banks and/or other financial institutions to increase working capital in order to meet capital demands, and the government subsidies for vessel modifications and rebuilding projects and reimbursement of certain operating expenses. In addition, Mr. Zhuo, the Chief Executive Officer and Chairman of the Board, will continue to provide financial support to the Company when necessary.

The Company meets its day-to-day working capital requirements through cash flows provided by operations, bank loans and related parties’ advances. The Company’s forecasts and projections show that the Company has adequate resources to continue in operational existence to meet its obligations in the twelve months following the date of this filing, considering that management has control over the timing and scope of investments in vessel building and operations in international waters and opportunities in new fishing territories. In recent years, the Company has also upgraded 68 fishing vessels and three transport vessels. The upgraded fishing vessels and transport vessels have greater working capacities, which would generate more revenue and cash inflows for the Company. In addition, the Company receives subsidies for modifications and rebuilding projects and reimbursement of certain operating expenses from the PRC government as an incentive for the development of the ocean fishing industry.

Cash flows

The following summarizes the key components of our cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Net cash provided by/(used in) operating activities	$29,319,709	$(32,578,152)
Net cash (used in) investing activities	(66,399,137)	(70,166,436)
Net cash provided by financing activities	46,039,394	101,922,460
Effect of exchange rate on cash	1,056,081	1,334,522
Net increase in cash	$10,016,047	$512,394

Net cash flow provided by operating activities for the year ended December 31, 2021 primarily reflected our net loss of approximately $2.4 million, as adjusted by certain non-cash items, mainly consisting of depreciation of approximately $16.1 million, an increase in reserve for inventories of approximately $9.4 million, an impairment loss of assets of approximately $6.3 million and settlement of contract of approximately $26.4 million, and changes in operating assets and liabilities, primarily consisting of items that positively affected operating cashflows, primarily including (1) a decrease in accounts receivable of approximately $5.7 million, (2) a decrease in inventory of approximately $4.8 million, (3) an increase in accounts payable of approximately $35.8 million and (4) an increase in accrued liabilities and other payables of approximately $14.1 million, partially offset by items that negatively affected operating cashflows, primarily including (1) an increase in prepaid expenses of approximately $18.3 million, (2) an increase in accounts receivable- related party of approximately $5.6 million, (3) an increase in other receivables of approximately $8.0 million, and (4) a decrease in accounts payable-related parties of approximately $5.2 million.

Net cash flow used in investing activities was $66.4 million for the year ended December 31, 2021, primarily due to prepayments for long-term assets of approximately $54.1 million and payments for the purchase of property, plant and equipment of approximately $30.7 million, partially offset by proceeds received from government subsidies for fishing vessels construction of approximately $18.4 million.

Net cash flow provided by financing activities was $46.0 million for the year ended December 31, 2021, primarily due to proceeds from short-term bank loans of approximately $72.1 million, proceeds from long-term bank loans of approximately $98.3 million, proceeds from issuance of new shares of approximately $8.0 million, and advances from related party of approximately $7.0 million, partially offset by the repayments of short-term bank loans of approximately $53.5 million, repayments of long-term bank loans of approximately $72.6 million and loans issued to related parties of approximately $11.9 million.

Capital expenditures

Our capital expenditures were primarily incurred for the purchase of property, plant and equipment and payments for fishing vessels construction and improvements. Our capital expenditures were $84.9 million in 2021. We intend to fund our future capital expenditure with our existing cash balance, bank loans and government subsidies. We will continue to make capital expenditures in the ordinary course of our business.

Contractual obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following table summarizes our contractual obligations as of December 31, 2021, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	5+ years
Office lease obligations	$432,718	$400,557	$32,161	$—	$—
Short-term bank loans(1)	72,305,786	72,305,786	—	—	—
Long-term bank loans	317,585,783	76,487,001	176,752,907	58,228,900	6,116,975
Total	$390,324,287	$149,193,344	$176,785,068	$58,228,900	$6,116,975

(1)	Historically, we have refinanced these short-term bank loans for an additional term of six months to one year and we expect to continue to refinance these loans upon expiration.

Off-balance sheet arrangements

None.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2022 fiscal year that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.

Revenue Recognition

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 and its related amendments, revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations.

We recognize revenue when a sales arrangement with a customer exists (e.g., contract, purchase orders, etc.), the transaction price is fixed or determinable and we have satisfied our performance obligation per the sales arrangement. Our sales arrangements have standard payment terms that do not exceed 180 days. The majority of our revenue originates from contracts with a single performance obligation to deliver products. Our performance obligations are satisfied when control of the product is transferred to the customer per the arranged shipping terms.

We also record a contract liability when customers prepay but we have not yet satisfied our performance obligation. We did not have any material unsatisfied performance obligations, contract assets or liabilities as of December 31, 2021 and December 31, 2020.

With respect to the sale of frozen fish and other marine catches to third party customers, most of which are sole proprietor regional wholesalers in China, we recognize revenue when customers pick up purchased goods at the Company’s cold storage warehouses, after payment is received by us or a credit sale is approved by us for recurring customers who have a history of financial responsibility. We do not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers. We do not accept returns from customers.

Inventories

Inventories, consisting of frozen fish and marine catches, are stated at the lower of cost or net realizable value utilizing the weighted average method. The cost of inventories is primarily comprised of fuel, freight, depreciation, direct labor, consumables, government levied charges and taxes. Consumables include fishing nets and metal containers used by fishing vessels. Our fishing fleets in international waters operate throughout the year, although the May to July period demonstrates lower catch quantities compared to the October to January period, which is the peak season.

A reserve is established when management determines that certain inventories may not be saleable. If inventory costs exceed net realizable value due to price decreases, obsolescence or quantities in excess of expected demand, the Company will record a reserve for the difference between the cost and the net realizable value. These reserves are recorded based on estimates.

When recorded, inventory reserves are intended to reduce the carrying value of inventories to their net realizable value. We regularly evaluate the ability to realize the value of inventories based on a combination of factors including the following: forecasted sales and estimated current and future market values.

Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates the impairment by comparing the carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Impairment loss represents the impairment loss on the vessels whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recovered. See Note 2 of the consolidated financial statements included elsewhere in this annual report for further details.

Investment in unconsolidated company – Global Deep Ocean

We use the equity method of accounting for our investment in, and earnings or loss of, companies that we do not control but over which the Company does exert significant influence. We consider whether the fair value of our equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that the recorded value may not be recoverable. We review our investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the entities including current earnings trends and forecasted cash flows, and other company and industry specific information. If we consider any decline to be other than temporary (based on various factors, including historical financial results and the overall health of the investee), then a write-down would be recorded to estimated fair value.

Recently adopted accounting standards

Codification Improvements to Topic 842, Leases (“ASU 2018-10”) and ASU 2018-11, Leases (Topic 842), Targeted Improvements (“ASU 2018-11”). The amendments in ASU 2018-10 affect only narrow aspects of the guidance issued in the amendments in ASU 2016-02, including but not limited to lease residual value guarantees, the rate implicit in the lease and lease term and purchase option. The amendments in ASU 2018-11 provide an optional transition method for adoption of the new standard, which will allow entities to continue to apply the legacy guidance in ASC 840, including its disclosure requirements, in the comparative periods presented in the year of adoption.

Effective January 1, 2019, we adopted the new lease standard using the modified retrospective approach and implemented internal controls to enable the preparation of financial information upon adoption. We elected to adopt both the transition relief provided in ASU 2018-11 and the package of practical expedients which allowed us, among other things, to retain historical lease classifications and accounting for any leases that existed prior to adoption of the standard. Additionally, we elected the practical expedients allowing us not to separate lease and non-lease components and not record leases with an initial term of twelve months or less (“short-term leases”) on the balance sheet across all existing asset classes. Adoption of the new standard did not have a material impact on the accounting for leases under which we are the lessee.

In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This standard eliminates the current requirement to disclose the amount or reason for transfers between level 1 and level 2 of the fair value hierarchy and the requirement to disclose the valuation methodology for level 3 fair value measurements. The standard includes additional disclosure requirements for level 3 fair value measurements, including the requirement to disclose the changes in unrealized gains and losses in other comprehensive income during the period and permits the disclosure of other relevant quantitative information for certain unobservable inputs. The new guidance was effective for interim and annual periods beginning after December 15, 2019. We applied the new standard beginning January 1, 2020.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (“ASU 2020-01”) to clarify the interaction in accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. We applied the new standard beginning January 1, 2021.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions to the existing guidance for income taxes related to the approach for intra-period tax allocations, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU also simplifies the accounting for income taxes by clarifying and amending existing guidance related to the effects of enacted changes in tax laws or rates in the effective tax rate computation, the recognition of franchise tax and the evaluation of a step-up in the tax basis of goodwill, among other clarifications. ASU 2019-12 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. We applied the new standard beginning January 1, 2021.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU 2019-10. Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, finalizes effective date delays for private companies, not-for-profit organizations, and certain smaller reporting companies applying the credit losses, leases, and hedging standards. The effective date for SEC filers, excluding smaller reporting companies as defined by the SEC, remains as fiscal years beginning after December 15, 2019. The new effective date for all other entities is fiscal years beginning after December 15, 2022. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of the expected credit loss. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Our directors serve until the annual meeting of shareholders or until their successors are elected and qualified. Our officers are elected by the Board and their terms of office are, except to the extent governed by an employment contract, at the discretion of the Board.

Directors and Executive Officers	Age	Position/Title
Xinrong Zhuo	57	Chief Executive Officer and Chairman of the Board
LiMing Yung	57	Chief Financial Officer
Lin Bao	61	Director
Zengbiao Zhu	72	Director
Xing An Lin	58	Director
Lin Lin	47	Director

Xinrong Zhuo has served as chairman of our board since the business combination in February 2013. Prior to that, he served as the chairman of CDGC’s board and as its chief executive officer since August 2010. Mr. Zhuo has served as director of Fujian Road & Bridge Construction Co., Ltd., an infrastructure construction company, since December 2008, has served as the sole director of Tian Yuan Co., Ltd., a real estate investment company, since September 2007, has served as the chairman and legal representative of Fuzhou Dongxing Longju Real Estate Development Co., Ltd., a real estate development company, since March 2007, and has served as the vice general manager of Fujian Huashang Real Estate Development Co., Ltd., a real estate development company, since December 2006. From June 2005 to September 2007, Mr. Zhuo served as vice general manager of Tian Yuan Co. Ltd. Mr. Zhuo is qualified to serve on the board of directors due to his experience in the real estate development and his legal background and prior executive experience.

LiMing Yung (Michael) has served as Pingtan’s Senior Vice President since 2015 and as the Chief Financial Officer since December 2019. Before joining Pingtan, Mr. Yung served as Managing Director of Terra Nova Natural Resources from 2008 to 2013. He also previously served as the Senior Vice President of UBS Paine Webber and the Vice President of Citicorp Investment. Mr. Yung holds a bachelor’s degree in finance from the New York Institute of Technology.

Lin Bao has served as a member of the Board since the business combination in February 2013. From April 1989 to January 1997, he served as the general manager of Fuzhou Tang Cheng Plaza, a hotel affiliated with China Railway Construction Corporation Limited. Mr. Bao has served as the vice chairman of the China Fisheries Association since 2012, has served as vice chairman of Fujian Association for the Promotion of Pelagic Fisheries Development (“FAPPFD”) since 2015 and served as secretary and legal representative of FAPPFD since 2021. Mr. Bao received his associate degree in Accounting from Beijing Society Correspondence University in 1989. He obtained the Certificate of Highway Engineer in 2006. Mr. Bao’s background in the fishing industry, as well as his executive experience, led the Board to conclude that he should be nominated to serve as a director.

Zengbiao Zhu has served as an independent director on our board since the business combination in February 2013. Prior to that, he served as a director of CDGC from April 2011. Mr. Zhu has been a member of the National People’s Congress, or NPC, Standing Committee of Fujian Province and a member of the NPC Financial and Economic Committee of Fujian Province since January 2008. From 2004 to December 2009, he served as the director of the China Insurance Regulatory Commission Fujian Bureau. From 2000 to 2004, he served first as the deputy director and then the director of the China Insurance Regulatory Commission Fujian Bureau Fuzhou Office. From 1995 to 2000, he served as the president of the PBOC Fuzhou sub-branch. Mr. Zhu received his bachelor’s degree in Finance from Xiamen University in 1974. Mr. Zhu is qualified to serve on the board of directors due to his extensive political and regulatory background and contacts in the Fujian region.

Xing An Lin has served as an independent member of our board since February 2015. Mr. Lin is a Chinese Certified Public Accountant and Certified Tax Agent. He has served as Officer in Pingtan Haixin Tax Accountant Agent Office since December 2005. From January 2000 to November 2005, he served as Project Manager of Fujian Broker Accounting Firm. From November 1991 to December 1999, he served as Project Manager in Pingtan Audit Co., Ltd. From September 1985 to October 1991, he served as an accountant in Pingtan Grain Bureau Commercial Industry Company. Mr. Lin received his associate degree in Accounting from Fujian Xiamen University in 1983. Mr. Lin is qualified to serve on the board of directors due to his extensive accounting and regulatory background.

Lin Lin has served as an independent member of our board since February 2015. Mr. Lin is a Certified Tax Agent. He has served as Director in Pingtan Haixin Tax Accountant Agent Office since November 2004. From December 2005 to October 2010, he served as Project Manager of Pingtan Haixin Tax Accountant Agent Office. From October 1990 to November 2005, he served as Financial Controller in Pingtan Pharmaceutical Company. Mr. Lin received his bachelor’s degree in Professional Management in 1998 from the Party School of the CPC Central Committee. Mr. Lin is qualified to serve on the board of directors due to his extensive accounting and regulatory background.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately US$0.2 million in cash to our directors and executive officers. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

We did not pay compensation to any non-employee directors during the fiscal year 2021. Our non-employee directors did not hold any outstanding option awards as of December 31, 2021. We do not pay our directors in connection with attending individual Board meetings, but we reimburse our directors for expenses incurred in connection with such meetings.

Outstanding Equity Awards

As of December 31, 2021, there were no outstanding equity awards for our named executive officers.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our Compensation Committee. Although we do not have a formal broad based bonus plan, we may award bonuses on case-by-case basis depending on the terms of specific of employment agreements and other arrangements based on our financial performance as well as the executive’s performance which are determined by the Board in its sole discretion.

We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our Compensation Committee.

As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our Company, from a change in control of our Company or a change in such officer’s responsibilities following a change in control.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in us by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that the nature of his interest is disclosed by him at or prior to its consideration and any vote by our Board thereon. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. XingAn Lin, Zengbiao Zhu and Lin Lin, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. XingAn Lin is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F. Our Audit Committee’s primary duties and responsibilities include, among others:

●	reviewing and discussing our financial statements and financial reports with management and the independent auditor;

●	reviewing the effectiveness and adequacy of our internal control structure and procedures for financial reporting;

●	reviewing management’s assessment of our disclosure controls and monitoring procedures designed to improve the quality and reliability of the disclosure of our financial results and operations;

●	overseeing the appointment, compensation, evaluation of the qualifications and independence of our independent auditors;

●	overseeing our compliance with legal and regulatory requirements;

●	overseeing the adequacy of our internal controls and procedures to promote compliance with accounting standards and applicable laws and regulations;

●	engaging advisors as necessary; and

●	determining the funding from us that is necessary or appropriate to carry out the audit committee’s duties.

Compensation Committee. Our compensation committee consists of Messrs. XingAn Lin, Zengbiao Zhu and Lin Lin, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and advising the Board concerning our overall compensation philosophy, policies and plans, including a review of both regional and industry compensation practices and trends;

●	reviewing and approving corporate and personal performance goals and objectives relevant to the compensation of all executive officers, and make recommendations regarding all executive compensation;

●	recommending establishment and terms of incentive compensation plans and equity compensation plans, and administer such plans;

●	making and approving grants of options and other equity awards to all executive officers and directors under our compensation plans;

●	reviewing and making recommendations to the Board regarding compensation-related matters outside the ordinary course, including but not limited to employment contracts, change-in-control provisions, severance arrangements, and material amendments thereto;

●	reviewing and discussing with management the disclosures in our “Compensation Discussion and Analysis” and any other disclosures regarding executive compensation to be included in the public filings or shareholder reports; and

●	reviewing and discussing with management the risks associated with our compensation policies.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. XingAn Lin, Zengbiao Zhu, and Lin Lin, all of whom satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. Our Nominating and Governance Committee makes recommendations to our Board regarding the nomination of candidates to stand for election as members of our Board, evaluates our Board’s performance, and provides oversight of corporate governance and ethical standards. Our Nominating and Governance Committee has the responsibility to develop and review on an ongoing basis the adequacy of, the corporate governance principles applicable to us. Our Nominating and Governance Committee assists our Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure, succession planning for our directors and executive officers, and corporate governance.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are elected at an annual general meeting for a three-year term to expire at the third succeeding annual general meeting after their election or until such time as they resign or are removed from office by ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) dies or becomes of unsound mind.

D. Employees

We had approximately 2,060, 1,998 and 2,356 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had approximately 2,302 crew members and 54 members of management and administrative staff. We compensate our employees with base salaries and employee benefits. We purchase social insurance and make housing fund contribution for some employees. For the risks relating to our failure to make relevant payments for all applicable employees, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Pingtan Fishing has not bought the required social insurance for some of its employees and may be the subject of fines by the relevant authority” and “Item 3. Key Information—D. Risk Factors—Pingtan Fishing has not made past housing fund payments for and on behalf of its employees and we may be required to make such payments and be subject to fines or penalties.”

In 2021, we also contracted four third-party labor companies to provide crew labor dispatching services. We pay the hiring costs based on the actual fees incurred. Welfare and benefit payments for such personnel are covered by the companies supplying the crew members.

None of our employees is represented by any collective bargaining arrangements. We believe we have generally maintained good relationship with our employees.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of December 31, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on the fact that there are 85,940,965 ordinary shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated in the footnotes, the principal address of each of the shareholders below is Pingtan Marine Enterprise Ltd., 18-19/F, Zhongshan Building A, No. 154 Hudong Road, Fuzhou, P.R.C. 350001.

	Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding
Directors and Named Executive Officers:
Xinrong Zhuo(1)	45,402,355	52.8%
Lin Bao	—	—
Zengbiao Zhu	—	—
LiMing Yung	500	0.0%
XingAn Lin	—	—
Lin Lin	—	—
All Officers and Directors as a Group (total of 6 persons)	45,402,855	52.8%

(1)	Represents 15,780,000 shares held by Heroic Treasure Limited, of which Mr. Zhuo is the controlling shareholder, and 28,079,868 shares held by Mars Harvest Co., Ltd., of which Mr. Zhuo is the sole shareholder and 1,542,487 shares held by Mr. Zhuo directly.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

We have established procedures for identifying related parties and related party transactions, and for ensuring that any changes in the status of related parties are brought to the attention of the Board and management in a timely manner. For transactions with related parties in the ordinary course of business, such as customer sales, supply purchases, subcontracting or consulting services, we apply the same review and approval process as we would in the context of other commercial agreements. All such transactions with related parties are summarized and provided to our Audit Committee for review. For transactions with related parties outside the ordinary course of business, such as significant capital expenditures, capital raising activities and mergers and acquisitions, the transactions must be approved by our Audit Committee. In accordance with the Company’s Audit Committee charter, the Audit Committee reviews and approves any related-party transactions after reviewing each such transaction for potential conflicts of interests and other improprieties. The Company does not have a separate written policy for related-party transactions; however, such transactions are reported to the Audit Committee or the Company in accordance with the Company’s Code of Ethics.

The following is a summary of the significant related party transactions in which we engaged during the year ended December 31, 2021:

Our Chief Executive Officer, from time to time, have provided advances to us for working capital purposes. The advances are short-term in nature, non-interest bearing, unsecured and payable on demand. As of December 31, 2021, we owed approximately $7.2 million to our Chief Executive Officer.

We purchased vessel maintenance service from Zhiyan Lin of approximately $4,000 in 2021. Zhiyan Lin is a shareholder of Pingtan Fishing.

In 2021, we purchased fuel, freight, fishing nets and other on-board consumables from Fujian Jingfu Marine Fishery Development Co., Ltd, Global Deep Ocean, Hong Long, and Huna Lin, of approximately $2.3 million, $0.3 million, $18.0 million and $16.8 million, respectively. Huna Lin is an immediate family member of Zhuyan Lin.

In 2021, we also purchased frozen shrimp from Xiamen Guomao Honglong Industrial Co., LTD and Global Deep Ocean of approximately $3.4 million and $14.0 million , respectively.

For details about our agreements to secure loans from related parties, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We have entered into several agreements pledging certain fishing vessels as collateral to secure loans to related parties, Hong Long and Global Deep Ocean. The pledge has no beneficial purpose for us and we could lose our fishing vessels if Hong Long or Global Deep Ocean were to default on the loans, which could be detrimental for our operations.”

From time to time, our related parties provided guarantee and collateral for our bank borrowings. See Note 11 – Bank Loans to Notes to Consolidated Financial Statements of the Report of the Independent Registered Public Accounting Firm of this annual report.

For details about the compensation to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

B. Legal Proceedings

See “Item 4. Information on our Company—B. Business Overview—Legal Proceedings.”

C. Dividend Policy

We did not declare or pay dividends for our ordinary shares or preferred shares in 2019 or 2020. We paid cash dividends of $300,000 in 2021 for our preferred shares.

We currently have no further plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We can pay dividends only out of our profits or other distributable reserves and dividends or distributions will only be paid or made if we are able to pay our debts as they fall due in the ordinary course of business. Payment of future dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including current financial condition, operating results, current and anticipated cash needs and regulations governing dividend distributions by wholly foreign owned enterprises in China.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If SAFE determines that its foreign exchange regulations concerning “round-trip” investment apply to our shareholding structure, a failure by our shareholders or beneficial owners to comply with these regulations may restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which may materially and adversely affect our business and prospects.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our shares are listed on the Nasdaq Capital Market under the symbol “PME.”

B. Plan of Distribution

Not applicable.

C. Markets

Our shares have been listed for trading on the Nasdaq Capital Market under the symbol “PME” since February 2013 through various transactions under a business combination between, among others, China Equity Growth Investment Ltd., China Dredging Group Co., Ltd and Merchant Supreme Co., Ltd.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum of association filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 001-35192) filed with the SEC on March 1, 2013.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations Relating to Foreign Exchange.”

E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PME is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from its PRC subsidiaries. The PRC enterprise income tax law and its implementation rules provide that an income tax rate of 10.0% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. Furthermore, the State Administration of Taxation promulgated Circular 9 to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income is derived. The test to determine whether a resident of the other contracting party to the double taxation treaty or arrangement is a beneficial owner shall focus on several factors including, among others, (1) whether the applicant is under the obligation to pay 50% or more of the income received to any resident of any third country or region within 12 months upon receipt of the income; and (2) whether the business activities carried out by the applicant constitutes substantive business activities, which include substantive manufacturing, distribution, management and other activities.

Under the PRC enterprise income tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the PRC enterprise income tax law define the term “de facto management body” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the senior management and core management departments in charge of daily operations are located mainly within China, (2) financial and human resources decision are subject to determination or approval by persons or bodies in China, (3) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within China, and (4) at least half of the enterprise’s directors with voting rights or senior management reside within China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a PRC “resident enterprise” under the PRC enterprise income tax law, which could result in unfavorable tax consequences for us and our shareholders and have a material adverse effect on our results of operations.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. Holder, as defined below, who holds our ordinary shares as “capital assets” (generally, as property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, individual retirement and other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who are former U.S. citizens or long-term residents, investors subject to special accounting rules under Section 451(b) of the Code, investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or by value, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate, gift or alternative minimum tax considerations, any U.S. state, local, or non-United States tax considerations, or the additional Medicare tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion or arrangement, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if, for any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year produce or are held for the production of passive income. For this purpose, cash and cash equivalents are generally categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2021.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which has fluctuated and may continue to fluctuate. If our market capitalization declines or does not increase, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are classified as a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on the Nasdaq Capital Market. Accordingly, we believe that our ordinary shares are readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on our ordinary shares. However, there can be no assurance that our shares are or will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporate shareholders of a domestic corporation.

For United States foreign tax credit purposes, dividends paid on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term gain or loss if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to additional taxes and a deferred interest charge, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, even though such U.S. Holder would not receive the proceeds of any distributions or dispositions from such lower-tier PFICs. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As discussed above under “Dividends,” dividends that we pay on our ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ordinary shares, provided that the ordinary shares are “regularly traded” (as specially defined) on the Nasdaq Stock Market. Our ordinary shares will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Stock Market. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. No assurances may be given regarding whether our ordinary shares qualify or will continue to qualify as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

Alternative rules to the default PFIC rules set forth above apply if an election is made to treat us as a “Qualified Electing Fund”, or QEF, under Section 1295 of the Code. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for United States federal income tax purposes.  We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Information reporting and backup withholding

Certain U.S. Holders may be required to report information to the IRS relating to such holder’s interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of ordinary shares.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of ordinary shares by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of ordinary shares within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.  Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day. We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from the offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC and Hong Kong, and none of these deposits are not fully covered by insurance. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion regarding the effectiveness of disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021 as a result of the material weaknesses in our internal control over financial reporting discussed below.

Management’s report on internal control over financial reporting

The management of the Company is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of December 31, 2021, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has identified the material weakness in our internal control over financial reporting as of December 31, 2021 that we did not maintain a sufficient complement of personnel with an appropriate level of experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements. We concluded that our internal control over financial reporting was not effective as of December 31, 2021.

Nonetheless, management believes that our consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer have certified that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report. In addition, we are determining a remediation plan for the material weaknesses, which plan is described below.

Material Weakness Remediation Activities

We are currently in the process of remediating the material weakness and have taken and will continue to take steps that we believe will address the underlying causes of the material weakness. We are committed to continuing to improve our financial organization. The remediation efforts include:

●	performing an assessment of our financial organization to determine the sufficiency of resources with the appropriate level of knowledge, experience and training commensurate with our internal controls and executing any recommendations arising from the assessment;

●	evaluating the need for the establishment of effective internal audit functions, however, due to the scarcity of qualified candidates with extensive experience in U.S. GAAP reporting and accounting in the region, we might decide to outsource the function to an outside party;

●	expanding our accounting staff through actively recruiting for open positions and anticipate hiring additional qualified accounting and financial reporting personnel; and

●	re-training our current accounting staff regarding risks, controls and maintaining adequate evidence.

While progress has been made to enhance our internal control over financial reporting, we are still in the process of implementing, documenting and testing these processes, procedures and controls. We will continue to devote significant time and attention to these remediation efforts. However, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm on internal control over financial reporting because the Company is a non-accelerated filer exempted from Section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Controls over Financial Reporting

The changes in the aforementioned internal controls over financial reporting and the remediation efforts expected to be undertaken have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. No other changes in the Company’s internal control over financial reporting occurred during 2021.

Limitations on Effectiveness of Controls and Procedures and Internal Control over Financial Reporting

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. XingAn Lin, an independent director (under the standards set forth in set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The most recent version is available on the Investor Relations section of our website at www.ptmarine.com. The information contained on our website is not incorporated by reference into this annual report. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co, LLP (“WW”) and BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) for the periods indicated. We did not pay any other fees to WW or BDO during the periods indicated below.

	Year Ended December 31,
	2021	2020
Audit Fees	$1,329,298	$680,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
TOTAL	$1,329,298	$680,000	*

*	The amount represents auditor’s fee related to BDO China. WW’s audit fee for audit of year 2020 amounting $438,000 were billed and paid by installment during 2021.

“Audit Fees” consisted of the aggregate fees billed for professional services paid for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 10-Q as previously filed and for any other services that were normally provided in connection with our statutory and regulatory filings or engagements.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 27, 2021, we redeemed 590,922 Series A Preferred Shares and repurchased 793,192 ordinary shares that were converted from Series A Preferred Shares but couldn’t be sold due to our delinquency in timely filing our annual report on Form 10-K for the fiscal year ended December 31, 2020. The total consideration was $1,450,000, which included the dividend payable of $52,000 on the preferred shares redeemed. On May 28, 2021, we sent an instruction letter to our transfer agent to cancel the repurchased ordinary shares and resume the preferred shares to authorized but unissued preferred shares of the Company.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company previously engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019. BDO has served as the independent auditor for the Company since September 1, 2014. As reported in the Company’s Current Report on Form 8-K filed on June 3, 2021 (“Form 8-K”), on May 31, 2021 (the “Effective Date”), BDO tendered its resignation to the audit committee as the Company’s independent registered public accounting firm effective immediately.

BDO issued the independent registered public accounting firm reports on the Company’s consolidated financial statements for the fiscal year ended December 31, 2019.

The audit report of BDO on the Company’s consolidated financial statements for the fiscal year ended December 31, 2019 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal year ended December 31, 2019, and the subsequent interim period through the Effective Date, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and BDO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreement in connection with BDO’s report on the Company’s consolidated financial statements for 2019 or in BDO’s report on the consolidated financial statements for 2020, which had not been completed at the time of the resignation.

During the Company’s fiscal year ended December 31, 2019, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions). However, during the subsequent interim period through the Effective Date, there were “reportable events” in connection with BDO’s audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2020, which had not been completed as of the Effective Date. At the time of the Effective Date, BDO was in the process of: (a) evaluating the Company’s ability to continue as a going concern, (b) assessing the Company’s prepayment to Huanghai Shipbuilding Co., Ltd. for the ongoing construction of a krill fishing vessel, and (c) evaluating the Company’s conclusion that the Global Deep Ocean is an equity method investee.

In addition, the Company’s management identified a material weakness in internal controls over financial reporting involving a failure to maintain a sufficient complement of personnel with an appropriate level of experience and training in the application of U.S. GAAP commensurate with its financial reporting requirements, as of December 31, 2020.

The Company provided BDO with a copy of the disclosures in the Form 8-K prior to filing the Form 8-K with the SEC. The Company requested that BDO furnish it with a letter addressed to the SEC stating whether BDO agrees with the statements made by the Company regarding BDO in the Auditor 8-K and, if not, stating the respects in which it does not agree. A copy of BDO’s letter dated June 3, 2021 to the SEC is filed as Exhibit 16.1 to the Form 8-K.

On May 31, 2021, the Company’s board of directors approved the appointment of Wei, Wei & Co, LLP (“WW”) as the Company’s new independent registered public accounting firm effective as of May 31, 2021 to serve as the Company’s auditor for the fiscal year ended December 31, 2020. In connection with the Company’s appointment of WW as the Company’s independent registered public accounting firm, the Company has not consulted with WW on any matter relating to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements; or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq Stock Market corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the United States federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and most of our directors and officers reside outside the United States.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum of Association of Pingtan Marine Enterprise Ltd. filed with the Cayman Islands Registrar on February 26, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on March 1, 2013).
2.1	Specimen Ordinary Share (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on March 1, 2013).
2.2	Form of Placement Agent Ordinary Share Purchase Warrant, dated January 7, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on January 7, 2021).
2.3	Form of Ordinary Share Purchase Warrant, dated March 3, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on March 8, 2021).
2.4	Form of Placement Agent Ordinary Share Purchase Warrant, dated March 3, 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on March 8, 2021).
2.5	Certificate of Designation for Series A Convertible Preferred Shares (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on January 7, 2021).
2.6*	Description of Securities
4.1	Agreement and Plan of Merger, dated as of October 24, 2012, by and between China Growth Equity Investment Ltd., China Dredging Group Co., Ltd., China Growth Dredging Sub Ltd., and Xinrong Zhuo (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on October 30, 2012).
4.2	Share Purchase Agreement, dated as of October 24, 2012, by and among China Growth Equity Investment Ltd, Merchant Supreme Co., Ltd., Prime Cheer Corporation Limited, Xinrong Zhuo, Fujian Provincial Pingtan County Ocean Fishing Group Co., Heroic Treasure Limited and Fuzhou Honglong Ocean Fishery Co., Ltd. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on October 30, 2012).
4.3	Master Agreement by and between Pingtan Marine Enterprise Ltd. and Fuzhou Honglong Ocean Fishery Co., Ltd., dated June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on June 25, 2013).

Exhibit No.	Description of Exhibit
4.4	Promissory Note issued by Pingtan Marine Enterprise Ltd., dated June 19, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on June 25, 2013).
4.5	Share Purchase Agreement by and between Pingtan Marine Enterprise Ltd. and Fuzhou Honglong Ocean Fishery Co., Ltd., dated December 4, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K (File No. 001-35192) filed with Securities and Exchange Commission on March 14, 2018).
4.6	Employment Agreement between Pingtan Marine Enterprise Ltd. and Xinrong Zhuo, dated August 26, 2016. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K (File No. 001-35192) filed with the Securities and Exchange Commission on March 14, 2018).
4.7	English translation of the Investment Agreement dated February 9, 2015, by and between Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd, China Agriculture Industry Development Fund Co., Ltd, Honghong Zhuo and Xinrong Zhuo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on February 13, 2015)
4.8	English translation of the Equity Transfer Agreement dated February 9, 2015, by and between Honghong Zhuo, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd and Fujian Heyue Marine Fishing Development Co., Ltd. (incorporated by reference to Exhibit 10.2(a) to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on February 13, 2015)
4.9	English translation of the Equity Transfer Agreement dated February 9, 2015, by and between Zhiyan Lin, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd and Fujian Heyue Marine Fishing Development Co., Ltd (incorporated by reference to Exhibit 10.2(b) to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on February 13, 2015)
4.10	English translation of the Agreement of Termination dated February 9, 2015, by and between Honghong Zhuo, Zhiyan Lin, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd and Pingtan Guansheng Ocean Fishing Co., Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on February 13, 2015)
4.11	Employment Contract between Pingtan Marine Enterprise Ltd. and LiMing Yung, dated December 5, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on December 5, 2019).
4.12	Form of Securities Purchase Agreement by and between Pingtan Marine Enterprise Ltd. and purchaser named therein, dated January 7, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on January 7, 2021).
4.13	Placement Agent Agreement by and between Pingtan Marine Enterprise Ltd. and Spartan Capital Securities, LLC, dated January 7, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on January 7, 2021).
4.14	Form of Securities Purchase Agreement by and between Pingtan Marine Enterprise Ltd. and purchasers named therein, dated March 3, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on March 8, 2021).
4.15	Placement Agent Agreement by and between Pingtan Marine Enterprise Ltd. and Spartan Capital Securities, LLC, dated March 3, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with Securities and Exchange Commission on March 8, 2021).

Exhibit No.	Description of Exhibit
8.1*	List of subsidiaries of the Registrant
11.1*	Code of ethics
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Articles and Plan of Merger, filed with the Registry of Corporate Affairs of the British Virgin Islands on February 25, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on March 1, 2013).
15.2	Certificate of Merger, filed with the Registry of Corporate Affairs of the British Virgin Islands on February 25, 2013 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on March 1, 2013).
15.3	Amended and Restated Memorandum of Association of China Dredging Group Co., Ltd. (incorporated by reference to Exhibit 1.1 to China Dredging Group Co., Ltd.’s Annual Report on Form 20-F (File No. 000-53465) filed with the Securities and Exchange Commission on November 2, 2010).
15.4	Articles of Association of China Dredging Group Co., Ltd. (incorporated by reference to Exhibit 1.2 to China Dredging Group Co., Ltd.’s Annual Report on Form 20-F (File No. 000-53465) filed with the Securities and Exchange Commission on November 2, 2010).
16.1	Letter dated June 3, 2021 from BDO China Shu Lun Pan Certified Public Accountants LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K (File No. 001-35192) filed with the Securities and Exchange Commission on June 3, 2021).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PINGTAN MARINE ENTERPRISE LTD.

By:	/s/ Xinrong Zhuo
Name:	Xinrong Zhuo
Title:	Chairman of the Board and Chief Executive Officer

Date: May 16, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021, 2020 and 2019

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pingtan Marine Enterprise Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pingtan Marine Enterprise Ltd. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Equity Investment – Global Deep Ocean

The Company holds a 20% equity interest Global Deep Ocean (Ping Tan) Industrial Limited (“Global Deep Ocean”) that is engaged primarily in fishing and seafood processing. As discussed in Notes 2 and 7 to the consolidated financial statements, the Company records this investment using the equity method of accounting, however, due to the materiality of this investment, we reviewed management’s assessment that the carrying value of the investment is in not impaired. As of December 31, 2021, the value of this investment was approximately $29.7 million or 5% of the Company’s total assets.

We identified the valuation of this investment as a critical audit matter not only because of the unique nature of this asset and its materiality in the consolidated financial statements but also the challenge, difficulty and extent of judgement involved in determining the fair value of this asset.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the Company’s approach in assessing the fair value of this investment and discussed with management its evaluation process, specifically the manner in which it conducts the assessment of Global Deep Ocean’s financial condition. We obtained and reviewed the audited financial statements of Global Deep Ocean as of and for the year ended December 31, 2021, noting its critical accounting policies and financial results for the year ended 2021 and obtained an understanding of the procedures and analysis performed by the Global Deep Ocean’s audit firm.

Impairment of Long – Lived Assets

As described in Notes 2 and 9 to the consolidated financial statements, the Company reviews for impairment whenever events or changes in circumstance indicate that the carrying value of long-lived assets may not be recoverable. The Company evaluates the impairment by comparing the carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. The Company recorded an impairment loss of approximately $6,300,000 for the year ended December 31, 2021 related to certain idle vessels.

We identified the Company’s calculation of impairment of long-lived assists as a critical audit mater. The principal considerations for our determination of this critical audit matter related to the high degree of subjectivity in the Company’s judgement in estimating the revenue component of the future undiscounted cash flows of this group of assets. Auditing these judgments and assumptions utilized by the Company involves auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to management’s significant assumptions, and effort required to address these matters.

The primary procedures we performed to address this critical audit mater included obtaining management’s impairment analysis of the assets and performed a review of the analysis, tested supporting documentation related to management’s conclusions that the expected future cash flows is greater than the carrying value and assessed the assumptions used by management and evaluated the appropriateness of management’s application of their accounting policies, along with their use of estimates, in the determination of the amount of impairment.

Inventory Reserve – Excess of Market Value

As discussed in Note 2 to the consolidated financial statements, inventories are stated at the lower of cost or net realizable value utilizing the weighted average method. The Company regularly evaluates its ability to realize the value of inventories based on a combination of factors including forecasted sales and estimated current and future net realizable value. If inventory costs exceed net realizable value due to obsolescence or quantities in excess of expected demand or a decrease in selling prices, the Company will record a reserve for the difference between the cost and the net realizable value. At December 31, 2021, the Company had a reserve for inventory of approximately $25,900,000.

We identified management’s determination of the net realizable value of inventories and the calculation of the inventory reserve as a critical matter. The Company’s estimates regarding forecasted sales and estimated current and future net realizable value result in the application of a high degree of audit judgment, subjectively and effort in performing procedures over the reasonableness of the significant assumptions utilized to estimate the net realizable value of the inventory.

The primary procedures we performed to address this critical audit matter included testing certain internal controls over the Company’s process for determining net realizable value adjustments, excess inventory or obsolescence. We evaluated historic write-off activity as compared to total inventories. For a selection of inventory items, we compared the Company’s historic estimates of net realizable value adjustments for excess and obsolete inventories to the actual physical inventory disposals to evaluate the Company’s ability to accurately estimate the net realizable value adjustments. We evaluated the Company’s ability to forecast sales by comparing prior period sales forecasts to actual results. In addition, we selected inventory items from the underlying data used in the Company’s analysis, and evaluated the Company’s determination of net realizable value adjustments, if any, for those items using historic inventory consumption, and the ability to extend expiration dates, if applicable.

Collectability of Other Receivable – Huanghai

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company and Huanghai Ship Construction Co., Ltd. (“Huanghai”) entered into an agreement to terminate the building of a krill vessel and Huanghai agreed to refund all of the approximately $92,100,000 of prepayments made by the Company. As of December 31, 2021, the amount receivable from Huanghai represented approximately 16% of the Company’s total assets. The Company considers many factors, including its ongoing business relationship with Huanghai, their ability to repay, current credit-worthiness and current economic trends in determining whether or not an allowance for doubtful collection should be established. As of the year ended December 31, 2021, the Company had not established any allowance for doubtful collection.

We identified management’s collectability assessment as a critical audit matter primarily because of the significant and unusual nature of the economic impact of the COVID-19 pandemic on collectability of the amount due under this contract termination agreement, which materially contributed to a high degree of auditor judgement and challenges in obtaining and evaluating audit evidence when performing audit procedures.

The primary procedures we performed to addressee this critical audit matter included obtaining and understanding of the Company’s internal control over financial reporting applicable to management’s collectability assessment, including controls pertaining to management’s estimates supporting the collectability analysis. We evaluated the methodology used by management and the completeness and accuracy of the underlying data used by management in its collectability analysis.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2021.

Flushing, New York

May 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SHAREHOLDERS AND BOARD OF DIRECTORS

PINGTAN MARINE ENTERPRISE LTD.

CAYMAN ISLAND

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”) of Pingtan Marine Enterprise Ltd. and subsidiaries (the “Company”). In our opinion, the consolidated financial statements present fairly, in all material respects, the result of its operation and its cash flows for the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor from 2014 to 2021.

Beijing, China

March 16, 2020

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$5,789,508	$691,933
Restricted cash	14,831,138	9,912,666
Accounts receivable, net of allowance for doubtful accounts	26,861,827	31,946,561
Accounts receivable-related parties	5,660,857	-
Inventories, net of reserve	54,969,973	67,611,136
Prepaid expenses	18,559,252	170,706
Prepaid expenses-related party	-	2,015,357
Other receivables	113,765,721	1,901,094

Total Current Assets	240,438,276	114,249,453

OTHER ASSETS:
Cost method investment	3,293,756	3,218,440
Equity method investment	29,674,764	29,689,813
Prepayment for long-term assets	30,114,340	66,083,041
Right-of-use asset	465,016	64,220
Property, plant and equipment, net	272,249,346	250,155,011

Total Other Assets	335,797,222	349,210,525

Total Assets	$576,235,498	$463,459,978

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$54,153,711	$18,792,983
Accounts payable - related parties	4,960,300	9,966,708
Short-term bank loans	72,305,786	52,414,596
Long-term bank loans - current	76,856,590	39,987,577
Accrued liabilities and other payables	27,531,333	12,151,633
Lease liabilities- current	400,557	32,349
Due to related parties	7,175,988	18,354

Total Current Liabilities	243,384,265	133,364,200

OTHER LIABILITIES:
Lease liabilities	32,161	-
Long-term bank loans - non-current	240,729,193	245,116,088

Total Liabilities	484,145,619	378,480,288

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Equity attributable to owners of the Company:
Ordinary shares ($0.001 par value; 125,000,000 shares authorized; 85,940,965 and 79,302,428 shares issued and outstanding at December 31, 2021 and 2020, respectively.)	85,941	79,302
Additional paid-in capital	89,279,792	82,045,993
(Deficit)	(21,842,858)	(18,594,755)
Statutory reserve	15,878,174	15,751,712
Accumulated other comprehensive (loss)	(6,919,882)	(9,568,873)
Total equity attributable to owners of the Company	76,481,167	69,713,379
Non-controlling interest	15,608,712	15,266,311
Total Shareholders’ Equity	92,089,879	84,979,690
Total Liabilities and Shareholders’ Equity	$576,235,498	$463,459,978

See notes to consolidated financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2021	2020	2019
REVENUE	$164,083,044	$87,240,420	$89,622,156

COST OF REVENUE	176,724,581	89,661,883	64,396,571

GROSS (LOSS)/ PROFIT	(12,641,537)	(2,421,463)	25,225,585

OPERATING EXPENSE (INCOME):
Selling	7,632,730	4,850,044	2,715,599
General and administrative	5,892,080	4,091,729	4,163,873
General and administrative - depreciation	836,142	3,066,522	3,726,061
Government subsidy	(20,449,471)	(13,660,284)	(6,440,299)
Impairment loss	6,301,373	67,713,324	7,951,635
Settlement of contract	(26,408,130)	-	-
(Gain) on fixed assets disposal	-	-	(59,432)

Total Operating (Income) Expense, Net	(26,195,276)	66,061,335	12,057,437

INCOME (LOSS) FROM OPERATIONS	13,553,739	(68,482,798)	13,168,148

OTHER INCOME (EXPENSE):
Interest income	371,695	3,745,611	780,604
Interest (expense)	(17,371,089)	(13,432,919)	(6,055,310)
Foreign currency transaction gain (loss)	1,231,614	607,674	(298,304)
Dividend income from cost method investment	612,734	135,338	312,727
(Loss) on the interest sold	-	-	(86,603)
(Loss) on equity method investment	(708,020)	(156,085)	(486,803)
Other (expense)	(74,223)	(35,401)	(954,394)

Total Other Expense, net	(15,937,289)	(9,135,782)	(6,788,083)

(LOSS) INCOME BEFORE INCOME TAXES	(2,383,550)	(77,618,580)	6,380,065

INCOME TAXES	1,749	-	-

NET (LOSS) INCOME	(2,385,299)	(77,618,580)	6,380,065

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	95,420	(4,740,332)	698,041

NET (LOSS) INCOME ATTRIBUTABLE TO OWNERS OF THE COMPANY	(2,480,719)	(72,878,248)	5,682,024

LESS: PREFERRED DIVIDENDS	(640,922)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	$(3,121,641)	$(72,878,248)	$5,682,024

COMPREHENSIVE (LOSS) INCOME:
NET (LOSS) INCOME	$(2,385,299)	$(77,618,580)	$6,380,065
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation gain (loss)	2,895,972	7,156,773	(2,861,319)
COMPREHENSIVE INCOME (LOSS)	510,673	(70,461,807)	3,518,746
Less: comprehensive income (loss) attributable to the non-controlling interest	342,401	(4,095,594)	469,583
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	$168,272	$(66,366,213)	$3,049,163

NET (LOSS) INCOME PER ORDINARY SHARE;
Basic and diluted	$(0.03)	$(0.92)	$0.07

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	84,906,368	79,121,471	79,055,053

See notes to consolidated financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(IN U.S. DOLLARS)

	Equity Attributable To Ordinary Shareholders of The Company
	Preferred shares		Ordinary Shares		Additional	Retained		Accumulated Other	Non-	Total
	Number of		Number of		Paid-in	Earnings	Statutory	Comprehensive	controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Reserve	(Loss)	Interest	Equity

Balance, December 31, 2018	-	$-	79,055,053	$79,055	$81,682,599	$49,593,069	$14,760,112	$(13,448,047)	$18,892,322	$151,559,110

Net income	-	-	-	-	-	5,682,024	-	-	698,041	6,380,065

Appropriation to statutory reserve	-	-	-	-	-	(988,639)	988,639	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,632,861)	(228,458)	(2,861,319)

Balance, December 31, 2019	-	-	79,055,053	79,055	81,682,599	54,286,454	15,748,751	(16,080,908)	19,361,905	155,077,856

Net (loss)	-	-	-	-	-	(72,878,248)	-	-	(4,740,332)	(77,618,580)

Common stock issuance for professional fee	-	-	247,375	247	363,394	-	-	-	-	363,641

Appropriation to statutory reserve	-	-	-	-	-	(2,961)	2,961	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	-	6,512,035	644,738	7,156,773

Balance, December 31, 2020	-	-	79,302,428	79,302	82,045,993	(18,594,755)	15,751,712	(9,568,873)	15,266,311	84,979,690

Issue of Preferred shares	4,000,000	4,000	-	-	3,694,273	-	-	-	-	3,698,273

Issue of Ordinary Shares	-		3,625,954	3,626	4,347,617	-	-	-	-	4,351,243

Net loss	-	-	-	-	-	(2,480,719)	-	-	95,420	(2,385,299)

Appropriation to statutory reserve	-	-	-	-	-	(126,462)	126,462	-	-	-

Preferred dividends	-	-	602,273	602	640,320	(640,922)	-	-	-	-

Conversion of preferred shares	(3,409,078)	(3,409)	3,203,502	3,204	205	-	-	-	-	-

Repurchase of Preferred Shares	(590,922)	(591)	(793,192)	(793)	(1,448,616)	-	-	-	-	(1,450,000)

Foreign currency translation adjustment	-	-	-	-	-	-	-	2,648,991	246,981	2,895,972

Balance, December 31, 2021	-	$-	85,940,965	$85,941	$89,279,792	$(21,842,858)	$15,878,174	$(6,919,882)	$15,608,712	$92,089,879

See notes to consolidated financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,385,299)	$(77,618,580)	$6,380,065
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation	16,129,686	14,722,446	11,308,882
Bad debt expense	178,244	380,866	8,050
Inventory reserve (reversal)	9,366,467	14,984,980	(142,370)
Loss on equity method investment	708,020	156,085	486,803
Stock issued for professional fees	-	209,793	-
Loss on the interest sold	-	-	86,603
(Gain) on disposal of fixed assets	-	-	(59,432)
Impairment loss	6,301,372	67,713,324	7,943,585
Settlement of contract	(26,408,129)	-	-
Changes in operating assets and liabilities:
Accounts receivable	5,669,874	(21,222,129)	(3,110,730)
Inventories	4,820,618	(48,067,241)	(24,918,904)
Prepaid expenses	(18,341,059)	1,199,764	(727,857)
Prepaid expenses - related parties	2,057,259	(1,906,460)	-
Due from related parties	(5,646,422)	-	-
Other receivables	(8,091,258)	(1,177,998)	74,967
Accounts payable	35,780,524	8,933,807	(22,443,999)
Accounts payable - related parties	(5,226,281)	7,701,504	(1,501,793)
Accrued liabilities and other payables	14,108,415	738,755	5,527,508
Accrued liabilities and other payables - related party	-	-	(1,290)
Due to related parties	297,678	672,932	(9,483,868)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	29,319,709	(32,578,152)	(30,573,780)
CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayment for long-term assets	(54,141,296)	(12,913,191)	(49,592,695)
Purchase of property, plant and equipment	(30,718,417)	(86,611,283)	(118,468,793)
Proceeds from disposal of property, plant and equipment	-	-	72,480
Proceeds from government grants for fishing vessels construction	18,460,576	29,358,038	35,524,824
NET CASH (USED IN) INVESTING ACTIVITIES	(66,399,137)	(70,166,436)	(132,464,184)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	72,121,401	93,075,852	10,147,133
Repayment of short-term bank loans	(53,504,380)	(53,641,846)	(5,062,771)
Proceeds from long-term bank loans	98,315,781	108,821,094	208,023,483
Repayment of long-term bank loans	(72,571,291)	(58,952,604)	(18,880,916)
Advances from (to) related parties	6,992,000	-	(22,664,328)
Proceeds from Due from related party	-	12,619,964	-
Proceeds from Issue of Ordinary Shares	4,351,243	-	-
Proceeds from Issue of Preferred Shares	3,698,273	-	-
Repayment to related party	(11,913,633)	-	-
Repurchase shares	(1,450,000)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	46,039,394	101,922,460	171,562,601
EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,056,081	1,334,522	(399,287)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	10,016,047	512,394	8,125,350
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	10,604,599	10,092,205	1,966,855
CASH, CASH EQUIVALENTS AND RESTRICTED - end of period	$20,620,646	$10,604,599	$10,092,205
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$17,759,215	$20,549,990	$6,419,569
Income taxes	$-	$-	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$5,789,508	$691,933	$10,092,205
Restricted cash	14,831,138	9,912,666	-
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$20,620,646	$10,604,599	$10,092,205
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of property and equipment by decreasing prepayment for long-term assets	$37,419,467	$-	$-

See notes to consolidated financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Pingtan Marine Enterprise Ltd. (the “Company” or “PME”), formerly China Growth Equity Investment Limited (“CGEI”), incorporated in the Cayman Islands as an exempted limited liability company, was incorporated as a blank check company on January 18, 2010 with the purpose of directly or indirectly acquiring, business and/or material operations located in the People’s Republic of China (“PRC”). In connection with its initial business combination, in February 2013, CGEI changed its name to Pingtan Marine Enterprise Ltd.

On October 24, 2012, CGEI and China Dredging Group Co., Ltd (“CDGC” or “China Dredging”) entered into a Merger Agreement providing for the combination of CGEI and CDGC and on October 24, 2012, CGEI also acquired all of the outstanding capital shares and other equity interests of Merchant Supreme Co., Ltd. (“Merchant Supreme”), a company incorporated on June 25, 2012, in the British Virgin Islands (“BVI”), as per a Share Purchase Agreement. On February 25, 2013, the merger between the Company, CDGC and Merchant Supreme became effective and has been accounted for as a “reverse merger” and recapitalization since the common shareholders of CDGC and Merchant Supreme (i) owned a majority of the issued and outstanding ordinary shares of the Company immediately following the completion of the transaction, and (ii) have significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. In accordance with the provision of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-40, CDGC and Merchant Supreme are deemed the accounting acquirers and the Company is the legal acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of the Company. Accordingly, the assets and liabilities and the historical operations that are reflected in the consolidated financial statements are those of CDGC, Merchant Supreme and their subsidiaries and are recorded at the historical cost basis. The Company’s assets, liabilities and results of operations were consolidated with the assets, liabilities, and results of operations of CDGC, Merchant Supreme and their subsidiaries after the acquisition date of February 25, 2013. Following the completion of the business combination which became effective on February 25, 2013, CDGC and Merchant Supreme became the wholly-owned subsidiaries of the Company. The Company’s ordinary shares are listed on The NASDAQ Capital Market under the symbol “PME”.

In order to place increased focus on the fishing business and pursue more effective growth opportunities, the Company decided to exit and sell the specialized dredging services operated by China Dredging. The Company completed the sale of CDGC and its subsidiaries on December 4, 2013.

On February 9, 2015, the Company terminated its existing Variable Interest Entity (“VIE”) agreements, pursuant to an Agreement of Termination dated February 9, 2015, entered into by and among Ms. Honghong Zhuo, Mr. Zhiyan Lin (each a shareholder of Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd (“Pingtan Fishing”), and together the “Pingtan Fishing’s Shareholders”), Pingtan Fishing and Pingtan Guansheng Ocean Fishing Co., Ltd. (“Pingtan Guansheng”). On February 9, 2015, the Pingtan Fishing’s Shareholders transferred 100% of their equity interest in Pingtan Fishing to Fujian Heyue Marine Fishing Development Co., Ltd. (“Fujian Heyue”), pursuant to an Equity Transfer Agreement dated February 9, 2015, entered into by and among the Pingtan Fishing’s Shareholders, Pingtan Fishing and Fujian Heyue. On February 15, 2015, China Agriculture Industry Development Fund Co., Ltd. (“China Agriculture”) invested RMB400 million (approximately $65 million) into Pingtan Fishing for an 8% equity interest in Pingtan Fishing. After the restructuring transactions described above, Pingtan Fishing and its entities became the 92% equity-owned subsidiaries of the Company and was no longer a VIE.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION (continued)

Details of the Company’s subsidiaries, which are included in these consolidated financial statements as of December 31, 2021, are as follows:

Name of subsidiaries	Place and date of incorporation	Percentage of ownership	Principal activities
Merchant Supreme Co., Ltd. (“Merchant Supreme”)	BVI, June 25, 2012	100% held by PME	Intermediate holding company

Prime Cheer Corporation Ltd. (“Prime Cheer”)	Hong Kong, May 3, 2012	100% held by Merchant Supreme	Intermediate holding company

Pingtan Guansheng Ocean Fishing Co., Ltd. (“Pingtan Guansheng”)	PRC, October 12, 2012	100% held by Prime Cheer	Intermediate holding company

Fujian Heyue Marine Fishing Development Co., Ltd. (“Fujian Heyue”)	PRC, January 27, 2015	100% held by Pingtan Guansheng	Intermediate holding company

Fujian Provincial Pingtan County Fishing Group Co., Ltd. (“Pingtan Fishing”)	PRC, February 27, 1998	92% held by Fujian Heyue	Oceanic fishing

Pingtan Dingxin Fishing Information Consulting Co., Ltd. (“Pingtan Dingxin”)	PRC, October 23, 2012	100% held by Pingtan Fishing	Dormant

Pingtan Yikang Global Fishery Co., Ltd. (“Yikang Fishery”)	PRC, September 14, 2017	100% held by Pingtan Fishing	Dormant

Pingtan Shinsilkroad Fishery Co., Ltd. (“Shinsilkroad Fishery”)	PRC, September 14, 2017	100% held by Pingtan Fishing	Dormant

Fuzhou Howcious Investment Co., Ltd (“Howcious Investment”)	PRC, September 5, 2017	100% held by Pingtan Fishing	Dormant

Pingtan Ocean Fishery Co., Ltd (“Ocean Fishery”)	PRC, July 21, 2017	100% held by Pingtan Fishing	Dormant

Fujian Heyue is in the business of shrimp trading, and through its PRC subsidiary, Pingtan Fishing, engages in ocean fishing with its owned and controlled vessels within the international waters.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION (continued)

The Company meets its day-to-day working capital requirements through cash flow provided by operations, bank loans and related parties’ advances. The Company’s forecasts and projections show that the Company has adequate resources to continue in operational existence to meet its obligations in the twelve months following the date of this filing, considering operations in international waters and consideration of opportunities in new fishing territories. Also, in the recent years, the Company has upgraded 68 fishing vessels and 3 transport vessels and the deployment of these vessels into operation should generate more revenue and cash inflows to the Company. In addition, the Company receives subsidies for modification and rebuilding projects and is reimbursed for certain operating expenses from government entities, as an encouragement of the development of ocean fishing industry.

Considerations related to COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced in the PRC. In reaction to this outbreak, many provinces and municipalities in the PRC activated the highest Level-I Response to the emergency public health incident. As a result, business activities in the PRC were significantly affected.

Emergency quarantine measures and travel restrictions have had a significant impact on many sectors across the PRC, which has also adversely affected the Company’s operations. To reduce the impact on its production and operation, the Company implemented certain safety measures to allow them to gradually resume work in mid-February. For the employees who left Fuzhou during the Spring Festival holiday and could not return to Fuzhou as scheduled, or those who could only resume work after satisfying the 14-day quarantine requirement, the Company provided paid leave. Since resuming work in mid-February, the Company has been using a shift system and adopted additional health and safety procedures to protect their employees. With these measures, the Company was able to maintain sales and operations from mid-February to mid-March. On March 23, 2020, the Company resumed normal operations and is conducting business as usual with health and safety procedures to protect employees. Management is focused on mitigating the effects of COVID-19 on the Company’s business operations while protecting the employees’ health and safety. The Company will continue to actively monitor the situation and may take further actions that alter the business operations, as may be required by local authorities, or that the Company determines are in the best interests of its employees, customers, partners, suppliers and other stakeholders.

Some of the Company’s customers are fish processing plants that export processed fish products to foreign countries. These customers reduced or postponed their purchases from the Company in the initial stage of the pandemic, but since the middle of the second quarter of 2020, they have adjusted their business strategies in relation to exportation or domestic sales. Because of the reduction or postponement, our unit selling prices decreased, our inventory levels increased and our accounts receivable were not timely paid as anticipated.

The COVID-19 pandemic continues to cause major disruptions to businesses and markets worldwide as the virus spreads or the resurgence in certain jurisdictions. The effects of the pandemic are still evolving, and the ultimate severity and duration and the implications on global economic conditions remains uncertain. For instance, in the first half of 2022, the PRC government at different levels imposed stringent measures including lockdowns of certain cities and districts in light of the resurgence of COVID-19. Therefore, the extent of the impact of the pandemic on the Company’s financial condition and results of operations is still highly uncertain and will depend on future developments, such as the ultimate duration and scope of the outbreak, its impact on the Company’s customers and exporters, how quickly normal economic conditions, operations, and the demand for the Company’s products can resume and whether the pandemic leads to recessionary conditions in the PRC.

While the Company anticipates that its results of operations will continue to be impacted by this pandemic in 2021, the Company is unable to reasonably estimate the extent of the impact on its results of operations, its liquidity or its overall financial position.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates during the years ended December 31, 2021, 2020 and 2019 include the allowance for doubtful accounts, reserve for inventories, the useful life of property, plant and equipment, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets and accruals for taxes due.

Cash

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in the PRC and Hong Kong and none of these deposits are not fully covered by insurance. At December 31, 2021 and 2020, cash balances inside mainland PRC are $5,512,620 and $468,273, respectively, and cash balances in Hong Kong are $276,888 and $223,660, respectively, and are not fully uninsured. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted cash

Restricted cash consists of cash deposits held by the Export Import Bank of China to secure its bank loans, the bank loans of Hong Long and Global Deep Ocean. At December 31, 2021 and December 31, 2020, restricted cash amounted to $14,831,138 and $9,912,666, respectively.

Fair value of financial instruments

The Company utilizes the guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

The carrying amounts reported in the consolidated balance sheets for cash, restricted cash, accounts receivable, inventories, prepaid expenses, prepaid expenses – related party, other receivables, accounts payable, accounts payable – related parties, short-term bank loans, accrued liabilities and other payables, and due to related parties approximate their fair value based on the short-term maturity of these instruments. The fair value of the Company’s long-term bank loans under its agreements approximates its carrying value at December 31, 2021 and 2020. The fair value of the Company’s long-term bank loans under its agreements were estimated using Level 2 inputs based on market data. As of December 31, 2021, the Company does not have any assets or liabilities that are measured on a recurring basis at fair value.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are within 180 days after customers received the purchased goods. At December 31, 2021 and 2020, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $568,710 and $411,131, respectively.

Inventories

Inventories, consisting of frozen fish and marine catches, are stated at the lower of cost or net realizable value utilizing the weighted average method. The cost of inventories is primarily comprised of fuel, freight, depreciation, direct labor, consumables, government levied charges and taxes. Consumables include fishing nets and metal containers used by fishing vessels. The Company’s fishing fleets in the international waters operate throughout the year, although the May to July period has lower catch quantities compared to the October to January period, which is the peak season.

A reserve is established when management determines that certain inventories may not be saleable. If inventory costs exceed net realizable value due to obsolescence or quantities in excess of expected demand, the Company will record a reserve for the difference between the cost and the net realizable value. These reserves are recorded based on estimates. The Company has a reserve for inventories in the amount of $25,893,526 and $16,125,749, during the year ended December 31, 2021 and 2020, respectively.

Inventory reserves are intended to reduce the carrying value of inventories to their net realizable value. The Company regularly evaluates its ability to realize the value of inventories based on a combination of factors including: forecasted sales and estimated current and future market value.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepaid expenses

Prepaid expenses represent expenditures that have not yet been recorded by a company as an expense, but have been paid for in advance. It refers to payments made in advance for products or services expected to be received on a later date, such as fuel, consumables, vessel insurance, crew insurance and attorney fees, At December 31, 2021 and December 31, 2020, prepaid expenses amounted to $18,559,252 and $170,706, respectively.

In December 2021, the Company borrowed $15.8 million from China Everbright Bank to purchase fuel, consumables from three vendors in order to lock the price, avoiding covid-19 pandemic-induced price increases. As of the date of this submission, prepaid expenses to three vendors amounted to $7.0 million.

Fishing licenses

Each of the Company’s fishing vessels requires an approval from the Ministry of Agriculture and Rural Affairs of the PRC to carry out ocean fishing projects in international waters. These approvals are valid for a period from 3 to 12 months and are awarded to the Company at no cost. The Company applies for the renewal of the approval prior to expiration to avoid interruptions of the fishing vessels’ operations.

Investment in unconsolidated company – Global Deep Ocean

The Company uses the equity method of accounting for its investment in, and earning or loss of, companies that it does not control but usually owns 20% to 50% over which it does exert significant influence. The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that the recorded value may not be recoverable. The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the entities including current earnings trends and forecasted cash flows, and other company and industry specific information. If the Company considers any decline to be other than temporary (based on various factors, including historical financial results and the overall health of the investee), then a write-down would be recorded to estimated fair value. See Note 7 for discussion of the equity investment.

Property, plant and equipment

Property, plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in operations in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

The estimated useful lives of the assets are as follows:

Estimated useful life
Fishing vessels	10 - 20 Years
Vehicles	5 Years
Office and other equipment	3 - 5 Years

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

Capitalized interest

Interest associated with the construction of fishing vessels is capitalized and included in the cost of the fishing vessels. When no debt is incurred specifically for the construction of a fishing vessel, interest is capitalized on amounts expended on the construction using the weighted-average cost of the Company’s outstanding borrowings. Capitalization of interest ceases when the construction is substantially complete or the construction activity is suspended for more than a brief period. The Company capitalized interest of $553,927, $1,476,240, and $334,851 for the years ended December 31, 2021, 2020 and 2019, respectively, for the fishing vessels under construction.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company evaluates the impairment by comparing the carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. Impairment loss represents the impairment loss on the vessels whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recovered. The Company recognized an impairment of loss on vessels of $6,301,372, $66,694,253 and $7,951,635 for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company recognized an impairment of $6,301,372 for 12 fishing vessels during 2021. In 2020, the remaining 17 vessels with a net carrying value of approximately $556,000 in Indonesian waters are maintaining existing condition, further redeployment and operations will be based on market conditions and the latest policies. In 2019, the Company dismantled 1 transport vessel and deregistered 16 fishing vessels and applied to the MARA for rebuilding of the remaining 17 vessels. The Company assessed the recoverability of the 50 fishing vessels and 1 krill fishing vessel in the building stage and 17 fishing vessels during the year ended 2020 and 2019 based on the undiscounted future cash flow that the fishing vessels are expected to generate as less than the carrying amount, and recognized an impairment loss.

On December 27, 2021, the Company and Huanghai Ship Construction Co., Ltd. (“Huanghai”) entered into an agreement to terminate the building of a krill vessel and Huanghai agreed to refund all of the RMB587.3 million (approximately $92.1 million) of prepayment made by the Company in four quarterly installments. Due to the problems in construction of this ship, the Company had previously impaired a portion of the construction in progress. Based upon the amount previously impaired, the Company recognized a $26,4 million of settlement of contract for the year ended December 31, 2021. During the first quarter of 2022, the Company received RMB147.7 million (approximately $23.2 million), representing the first quarterly installment payment, from Huanghai.

Revenue recognition

The Company recognizes revenue from product sales in accordance with ASC Topic 606, “Revenue from Contracts with Customers.” Revenue is recognized when control of the promised goods or services, through performance obligations by the Company, is transferred to the customer in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of revenue

The following tables disaggregate revenues under ASC Topic 606 by species of fish. For the years ended December 31, 2021, 2020 and 2019, our revenue by species of fish was as follows:

	Year Ended December 31, 2021
	Revenue	Volume (KG)	Average price	Percentage of revenue
Argentine squid	$49,127,035	15,279,655	$3.22	29.9%
Indian Ocean squid	22,394,010	22,920,501	0.98	13.6%
South American white shrimp	18,121,563	3,523,536	5.14	11.0%
Sardines	17,975,661	40,425,215	0.44	11.0%
Peru Squid	16,877,775	12,698,146	1.33	10.3%
Others	39,587,000	35,146,479	1.13	24.2%
Total	$164,083,044	129,993,532	$1.26	100.0%

	Year Ended December 31, 2020
	Revenue	Volume (KG)	Average price	Percentage of revenue
Indian Ocean squid	$33,968,115	41,608,084	$0.82	38.9%
Peru squid	14,709,193	10,700,911	1.37	16.9%
Chub mackerel	6,453,289	7,084,126	0.91	7.4%
Cuttle fish	6,145,172	1,452,960	4.23	7.0%
Sardines	4,296,979	11,399,554	0.38	4.9%
Others	21,667,672	11,939,367	1.81	24.9%
Total	$87,240,420	84,185,002	$1.04	100.0%

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Year Ended December 31, 2019
	Revenue	Volume (KG)	Average price	Percentage of revenue
Indian Ocean squid	$35,502,599	32,028,789	$1.11	39.6%
Ribbon fish	12,236,897	3,622,444	3.38	13.7%
Cuttle fish	10,921,686	2,173,027	5.03	12.2%
Peru squid(whole)	7,512,216	4,234,436	1.77	8.4%
Croaker fish	4,884,278	2,301,876	2.12	5.4%
Others	18,564,480	6,433,891	2.89	20.7%
Total	$89,622,156	50,794,463	$1.76	100.0%

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the subsidy will be received and all attaching conditions will be satisfied. When the subsidy relates to an expense item, it is recognized as income over the periods necessary to match the subsidy on a systematic basis to the costs that it is intended to compensate. Where the subsidy relates to an asset, it is credited to the cost of the asset and is released to the income statement over the expected useful life in a consistent manner with the depreciation method for the relevant asset.

Income taxes

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Merchant Supreme are not subject to any income or capital gains tax, and dividend payments that the Company may make are not subject to any withholding tax in the Cayman Islands or British Virgin Islands. Under the current laws of Hong Kong, Prime Cheer is not subject to any capital gains tax and dividend payments are not subject to any withholding tax in Hong Kong.

Generally, our subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except that Pingtan Fishing is exempt from income taxes for income generated from our ocean fishing operations in China.

The Company is not incorporated nor does it engage in any trade or business in the United States and is not subject to United States federal income taxes. The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the accompanying unaudited consolidated statements of operations and comprehensive income (loss).

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company’s subsidiary, Pingtan Fishing, is a qualified ocean fishing enterprise certified by the MARA. The qualification renews on April 1 of each year and current qualification expires on March 31, 2023. Pingtan Fishing is exempt from income tax derived from its ocean fishing operations in the periods it possesses a valid Ocean Fishing Enterprise Qualification Certificate issued by the MARA.

China’s Enterprise Income Tax Law (“EIT Law”), which went into effect on January 1, 2018, also provides that an enterprise established under the laws of foreign countries or regions but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its worldwide income. The Implementing Rules of the new EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” On April 22, 2009, the PRC State Administration of Taxation further issued a notice entitled “Notice Regarding Recognizing Offshore-Established Enterprises Controlled by PRC Shareholders as Resident Enterprises Based on Their Place of Effective Management.” Under this notice, a foreign company controlled by a PRC company or a group of PRC companies shall be deemed as a PRC resident enterprise if (i) the senior management and the core management departments in charge of its daily operations mainly function in the PRC; (ii) its financial decisions and human resource decisions are subject to decisions or approvals of persons or institutions in the PRC; (iii) its major assets, accounting books, company seals, minutes and files of board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the directors or senior management personnel with voting rights reside in the PRC. Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to May 3, 2012.

In addition, Pingtan Fishing is not subject to foreign income taxes for its operations in either India or the Western and Central Pacific Fisheries Commission areas.

Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse. Deferred taxes are also provided for net operating loss carry- forwards. A valuation allowance is recognized to reduce the net deferred tax assets to the amount expected to be realized.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2021 and 2020, there were no amounts that had been accrued with respect to uncertain tax positions.

Shipping and handling costs

Shipping and handling costs are included in selling expense and amounted to $408,590, $371,611 and $429,091 for the years ended December 31, 2021, 2020 and 2019, respectively.

Employee benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs are incurred. Employee benefit costs amounted to $5,635,691, $2,557,142 and $2,955,762 for the years ended December 31, 2021, 2020 and 2019, respectively.

Advertising

Advertising is expensed as incurred and is included in selling expense on the accompanying consolidated statements of operations and comprehensive income (loss). Advertising amounted to $15,113, $12,178 and $22 for the years ended December 31, 2021, 2020 and 2019, respectively.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company and Merchant Supreme and Prime Cheer, the Company’s subsidiaries, is the U.S. dollar. The functional currency of Pingtan Guansheng, Fujian Heyue and Pingtan Fishing, the Company’s subsidiaries, is the RMB. For the Company’s subsidiaries Pingtan Guansheng, Fujian Heyue and Pingtan Fishing, whose functional currencies are the RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2021, 2020 and 2019 was $1,056,081, $1,334,522and $(399,287), respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date and any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transactions in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at December 31, 2021 and 2020 were translated at 6.3757 RMB to $1.00 and at 6.5249 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rate. The average translation rates applied to the statements of operations and comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 were 6.3920 RMB, 6.8976RMB and 6.8985RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

Earnings per share

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings (loss) per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilutive securities. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic net income (loss) per share is computed by dividing net income (loss) less preferred stock dividends by the weighted average number of ordinary shares issued and outstanding during the period. Diluted net income per share is computed by dividing net income lesspreferred stock dividends by the weighted average number of ordinary shares, ordinary share equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive ordinary shares consist of the ordinary shares issuable upon the exercise of ordinary share warrants (using the treasury stock method). Ordinary share equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. The following table presents a reconciliation of basic and diluted net income per share:

	Year Ended December 31,
	2021	2020	2019
Net (loss) income attributable to ordinary shareholders of the Company	(2,480,719)	(72,878,248)	5,682,024
Preferred Share Dividends	(300,000)	-	-
Net (loss) income available to ordinary shareholders	$(2,780,719)	$(72,878,248)	$5,682,024
Weighted average ordinary shares issued and outstanding
Basic	84,906,368	79,121,471	79,055,053
Diluted	84,906,368	79,121,471	79,055,053
Net (loss) income per ordinary share;
Basic	$(0.03)	(0.92)	0.07
Diluted	$(0.03)	(0.92)	0.07

Non-controlling interest

On February 15, 2015, China Agriculture invested RMB400 million (approximately $65 million) into Pingtan Fishing and acquired an 8% equity interest in Pingtan Fishing. As of December 31, 2021, China Agriculture owned 8% of the equity interest of Pingtan Fishing.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal ordinary shareholders of the Company, its management, members of the immediate families of principal ordinary shareholders of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 included net income (loss) and unrealized gain from foreign currency translation adjustments.

Segment information

ASC Topic 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. All of the Company’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. All of the Company’s customers are in the PRC and all income is derived from ocean fishing.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims, arising out of the normal course of business that relate to a wide range of matters, including among others, liability for breach of contracts. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments, including historical operations, scientific evidence and the specifics of each matter.

The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2021. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

Concentrations of credit, economic and political risks

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances aboard, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC and Hong Kong. The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

According to the sale agreement signed on December 4, 2013, the Company does not own 20 fishing vessels but has the operating rights to operate these vessels which are owned by a related company, Fuzhou Hong Long Ocean Fishery Co., Ltd (“Hong Long”) and the Company is entitled to 100% of the net profit (loss) of the vessels. The Company has latitude in establishing price and discretion in supplier selection. There were no economic risks associated with the operating rights but the Company may need to bear the operation risks and credit risks as aforementioned.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Standards

Codification Improvements to Topic 842, Leases (“ASU 2018-10”) and ASU 2018-11, Leases (Topic 842), Targeted Improvements (“ASU 2018-11”). The amendments in ASU 2018-10 affect only narrow aspects of the guidance issued in the amendments in ASU 2016-02, including but not limited to lease residual value guarantee, rate implicit in the lease and lease term and purchase option. The amendments in ASU 2018-11 provide an optional transition method for adoption of the new standard, which will allow entities to continue to apply the legacy guidance in ASC Topic 840, including its disclosure requirements, in the comparative periods presented in the year of adoption. We applied the new standard beginning January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (“ASU 2020-01”) to clarify the interaction in accounting for equity securities under Topic 321, investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. We applied the new standard beginning January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions to the existing guidance for income taxes related to the approach for intra-period tax allocations, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU also simplifies the accounting for income taxes by clarifying and amending existing guidance related to the effects of enacted changes in tax laws or rates in the effective tax rate computation, the recognition of franchise tax and the evaluation of a step-up in the tax basis of goodwill, among other clarifications. ASU 2019-12 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020. We applied the new standard beginning January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2019, the FASB issued ASU 2019-10. Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, finalizes effective date delays for private companies, not-for-profit organizations, and certain smaller reporting companies applying the credit losses, leases, and hedging standards. The effective date for SEC filers, excluding smaller reporting companies as defined by the SEC, remains as fiscal years beginning after December 15, 2019. The new effective date for all other entities is fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 3 – ACCOUNTS RECEIVABLE

At December 31, 2021 and 2020, accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$27,430,537	$32,357,692
Less: allowance for doubtful accounts	(568,710)	(411,131)
	$26,861,827	$31,946,561

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of an individual balance.

Bad debt expense was $178,244, $380,866, and $8,050 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 4 – INVENTORIES

At December 31, 2021 and 2020, inventories consisted of the following:

	December 31, 2021	December 31, 2020
Frozen fish and marine catches - warehouse	$24,318,276	$44,272,021
Frozen fish and marine catches - work in progress	22,098,951	20,702,914
Frozen fish and marine catches - in transit	34,446,272	18,761,950
	80,863,499	83,736,885
Less: reserve for inventories	(25,893,526)	(16,125,749)
	$54,969,973	$67,611,136

Frozen fish and marine catches in warehouse represent fish inventory in cold storage warehouses located in China.

Frozen fish and marine catches work in progress represents fish inventory in vessels’ refrigerators, which has not been delivered to ports in China, nor applied for duty-exemption import into China.

Frozen fish and marine catches in transit represents fish inventory that obtained duty-exemption import permission and is in the process of being shipped to China.

An allowance is established when management determines that certain inventories may not be saleable. If inventory costs exceed expected net realizable value due to obsolescence or quantities in excess of expected demand, the Company will record reserve for the difference between the cost and the market value. These reserves are recorded based on estimates.

The provision for obsolete inventory was $25,893,526, $16,125,749 and $266,405 for the years ended December 31, 2021, 2020 and 2019, respectively. These reserves are recorded based on estimates.

NOTE 5 – OTHER RECEIVABLES

At December 31, 2021 and 2020, other receivables consisted of the following:

	December 31, 2021	December 31, 2020
Receivables from Huanghai (1)	$92,108,537	$-
VAT recoverable (2)	11,060	1,520,501
Other (3)	21,646,124	380,593
	$113,765,721	$1,901,094

(1)	On December 27, 2021, the Company and Huanghai entered into an agreement to terminate the building of a krill vessel and Huanghai agreed to refund all of the RMB587.3 million (approximately $92.1 million) of the prepayment made by the Company in four quarterly installments. During the first quarter of 2022, the Company received RMB147.7 million (approximately $23.2 million), representing the first quarterly installment payment, from Huanghai.
(2)	The balance of recoverable VAT represents input VAT available to offset VAT to be paid in the future.
(3)	Other mainly consists of receivables from Hong Long of$20.9 million, Honglong was an affiliate company majority owned by an immediate family member of the Company’s CEO and is no longer a related party of the Company since this immediate family member sold his interests in Hong Long to an unrelated party on October 10, 2021.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 6 – COST METHOD INVESTMENT

At December 31, 2021 and 2020, cost method investment amounted to $3,293,756 and $3,218,440, respectively. The investment represents the Company’s subsidiary, Pingtan Fishing’s minority interest in Fujian Pingtan Rural-Commercial Bank Joint-Stock Co., Ltd. (“Pingtan Rural-Commercial Bank’’), a private financial institution. Pingtan Fishing completed its registration as a shareholder on October 17, 2012 and paid RMB21 million (approximately US$3.0 million) for of the common stock of Pingtan Rural-Commercial Bank. Pingtan Fishing has15,113,250 shares and which accounts for a 4.8% investment in the total equity investment of the bank as of December 31, 2021 and 2020.

In accordance with ASC Topic 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company monitors its investment in the non-marketable security and will recognize, if ever existing, a loss in value which is deemed to be other than temporary. The Company determined that there was no impairment on this investment as of December 31, 2021 and 2020.

NOTE 7 – EQUITY METHOD INVESTMENT

At December 31, 2021 and 2020, the investment accounted for under the equity method amounted to $29,674,764 and $29,689,813, respectively. The investment represents the Company’s subsidiary, Pingtan Fishing’s interest in Global Deep Ocean.

Global Deep Ocean processes, stores, and transports Deep Ocean fishing products. The total registered capital of Global Deep Ocean is RMB1 billion (approximately US$156.8 million) and as of December 31, 2021, Pingtan Fishing had contributed its share of registered capital of RMB200 million (approximately US$31.4 million).

Global Deep Ocean commenced operations in 2020. During the years ended December 31, 2021, 2020 and 2019, we purchased frozen shrimp from Global Deep Ocean for approximately $14,040,989, $17,187,000 and nil, respectively.

From 2019 to 2021, the Company holds 20% of the shares in Global Deep Ocean. The Company measures this equity investment in the consolidated financial statements utilizing the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Company’s share of the incorporated-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the changes in the Company’s share of the investee’s net assets and any impairment loss relating to the investment. For the years ended December 31, 2021, 2020 and 2019, the Company’s share of Global Deep Ocean’s net loss was $708,020, $156,085 and $486,803, respectively, which was included in “loss on equity method investment” in the accompanying consolidated statements of operations and comprehensive (loss) income.

The tables below present the summarized financial information, as provided to the Company by the investee, for the unconsolidated company:

	December 31, 2021	December 31, 2020
Current assets	$185,475,967	$123,683,068
Noncurrent assets	49,563,814	40,594,887
Current liabilities	15,322,651	7,910,987
Noncurrent liabilities	115,281,459	93,763,889
Equity	104,435,671	62,603,079

	Year ended December 31,
	2021	2020	2019
Net revenue	$42,638,708	$21,193,564	$-
Gross profit (loss)	(459,520)	(232,431)	-
Loss from operations	(4,242,637)	(780,422)	(2,434,002)
Net loss	(3,540,102)	(780,422)	(2,434,016)

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 8 – PREPAYMENT FOR LONG-TERM ASSETS

At December 31, 2021 and 2020, prepayment for long-term assets consisted of prepayment for fishing vessels’ construction. The Company reclassifies the prepayment for fishing vessels’ construction to construction-in-progress using the percentage of completion method. In 2021, the Company reclassified RMB431,185,234 (approximately US$70.3 million) from prepayment for long-term assets to construction-in-progress and fishing vessels.

In 2021, a summary of activities in prepayment for long-term assets was as follows:

Prepayment for fishing vessels’ construction
Balance - December 31, 2019	$49,040,338
Prepayments made for fishing vessels’ construction	125,747,916
Reclassification to construction-in-progress and fishing vessels	(112,834,725)
Foreign currency fluctuation	4,129,512
Balance - December 31, 2020	66,083,041
Prepayments made for fishing vessels’ construction	32,853,567
Reclassification to construction-in-progress and fishing vessels	(70,273,034)
Foreign currency fluctuation	1,450,766
Balance – December 31, 2021	$30,114,340

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

At December 31, 2021 and 2020, property, plant and equipment consisted of the following:

	Useful life	December 31, 2021	December 31, 2020
Fishing vessels	10 - 20 Years	$340,901,149	$304,764,105
Vehicles	5 Years	41,920	23,336
Fishing vessels under construction		3,377,147
Office and other equipment	3 – 5 Years	499,506	488,084
		344,819,722	305,275,525
Less: accumulated depreciation		(72,570,376)	(55,120,514)
		$272,249,346	$250,155,011

In 2021, the 20 vessels that received approval from MARA to operate in international waters after modification and rebuilt into 20 seine vessels, had been completed and deployed to international water for operation.

In 2021, the Company received a government subsidy for a group of fishing vessels amounting to RMB151.2 million (approximately US$23.4 million). The subsidy is related to assets which requires deducting it from the carrying amount of the asset.

For the years ended December 31, 2021, 2020 and 2019, depreciation expense amounted to $16,129,686, $14,722,446 and $11,308,882, respectively, of which $15,293,544, $11,655,924 and $7,582,821, respectively, was included in cost of revenue and inventories, and the remainder was included in general and administrative expense, respectively.

The Company had 66 and 82 fishing vessels at December 31, 2021 and 2020, with net carrying amounts of approximately $199.6 million and $227.3 million, respectively, pledged as collateral for its bank loans.

The Company had 27 vessels at December 31, 2021, with net carrying amounts of approximately $75.7, pledged as collateral for Hong Long’s long-term loans.

The Company had 22 vessels at December 31, 2021, with net carrying amounts of approximately $20.3, pledged as collateral for Deep Ocean’s long-term loans.

The Company recognized an impairment (loss) of $6,301,372 for 12 vessels during the year ended December 31, 2021. The impairment loss on vessels was $66,694,253 and $7,951,635 for the years ended 2020 and 2019, respectively. On December 27, 2021, the Company and Huanghai Ship Construction Co., Ltd. (“Huanghai”) entered into an agreement to terminate the building of a krill vessel and Huanghai agreed to refund all of the RMB587.3 million (approximately $92.1 million) of prepayments made by the Company which construction had been previously impaired due to construction issues in 2020. During the first quarter of 2022, the Company received RMB147.7 million (approximately $23.2 million), representing the first quarterly installment payment, from Huanghai. See Note 2 for further details.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 10 – RELATED PARTIES TRANSACTIONS

Accounts receivable- related party

At December 31, 2021 and 2020, the due from related party amount consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable- related party
- Global Deep Ocean	$5,660,857	$-

Accounts payable - related parties

At December 31, 2021 and 2020, accounts payable - related parties consisted of the following:

Name of related party	December 31, 2021	December 31, 2020
Hong Long (1)	$-	$781,225
Global Deep Ocean	28,209	7,602,944
Fujian Jingfu Ocean Fishery Development Co., Ltd. (2)	-	1,327
Huna Lin (3)	4,932,091	1,581,212
	$4,960,300	$9,966,708

(1)	Hong Long was an affiliate company majority owned by an immediate family member of the Company’s CEO and is no longer a related party of the Company since this immediate family member sold his interests in Hong Long to an unrelated party on October 10, 2021.
(2)	Fujian Jingfu Ocean Fishery Development Co., Ltd. is a subsidiary of Hong Long.
(3)	Huna Lin is an immediate family of Zhiyan Lin, and Zhiyan Lin is shareholder of Pingtan Fishing,

These accounts payable - related parties’ amounts are short-term in nature, non-interest bearing, unsecured and payable on demand.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 10 – RELATED PARTIES TRANSACTIONS (continued)

Due to related parties

At December 31, 2021 and 2020, the due to related parties amount consisted of the following:

	December 31, 2021	December 31, 2020
Accrued compensation for LiMing Yung, Chief Financial Officer	$15,000	$15,000
Accrued compensation for Xinrong Zhuo, Chief Executive Officer	3,354	3,354
Advance from Xinrong Zhuo, Chief Executive Officer	7,157,634	-
	$7,175,988	$18,354

The balance of accrued compensation represents accrued compensation for the CEO and CFO.

The advance from Xinrong Zhuo, the Company’s Chief Executive Officer, is for working capital purposes and short-term in nature, non-interest bearing, unsecured and payable on demand.

Operating lease

On July 31, 2012, the Company entered into a lease for office space with Ping Lin, the spouse of the Company’s CEO (the “Office Lease”). Pursuant to the Office Lease, the annual rent is RMB84,000 (approximately US$13,000) and expired on July 31, 2021. This lease was renewed under the same terms and t will expire on December 31, 2023.

For the years ended December 31, 2021, 2020 and 2019, rent expense related to the Office Lease amounted $13,141, $12,178 and $12,177, respectively. Future minimum rental payment required under the Office Lease is as follows:

Year Ending December 31:	Amount
2022	$13,000

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 10 – RELATED PARTIES TRANSACTIONS (continued)

Sales to related parties

During the years ended December 31, 2021, 2020 and 2019 selling to related parties were as follows:

	Year Ended December 31,
	2021	Percentage of revenue	2020	Percentage of revenue	2019	Percentage of revenue

Xiamen International Trade Honglong Industrial Co., Ltd.	$570,465	0.3%	$733,318	0.8%	$-	-%

Purchases from related parties

During the years ended December 31, 2021, 2020 and 2019, purchases from related parties were as follows:

	Year Ended December 31,
	2021	2020	2019
Purchase of fuel, freight, fishing nets and other on-board consumables
Fuzhou Honglong Ocean Fishery Co., Ltd.	$17,986,745	$2,001,375	$5,021,348
Fujian Jingfu Marine Fishery Development Co., Ltd	2,297,533	-	-
Zhiyan Lin	-	2,950	4,068
Huna Lin	16,814,865	11,279,793	-
	37,099,143	13,284,118	5,025,416
Purchase of vessel maintenance service
Huna Lin	-	-	481,119
Zhiyan Lin	4,201	7,144	-
	4,201	7,144	481,119
Purchase of inventory
Xiamen International Trade Honglong Industrial Co., Ltd.	3,421,288
Global Deep Ocean	14,040,989	17,186,623	-
	17,462,277	17,186,623	-
Purchase of storage and transportation service
Fuzhou Honglong Ocean Fishery Co., Ltd.	-	-	114,230
Fujian Jingfu Ocean Fishery Development Co., Ltd.	-	707,153	-
	-	707,153	114,230

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 11 – BANK LOANS

Short-term bank loans

Short-term bank loans represent the amounts due to various banks that are due within one year. These loans can be renewed with the banks upon maturity. The Company is in compliance with all debt covenants. At December 31, 2021 and December 31, 2020, short-term bank loans consisted of the following:

	December 31, 2021	December 31, 2020
Loan from The Export-Import Bank of China, due on January 21, 2021 with annual interest rate of 3.88% at December 31, 2020, guaranteed by Pin Lin, Xinrong Zhuo and Hong Long, pledged deposits provided by Hong Long amounted to RMB42 million, the Land Use Right of B2 plot in central business district on the north shore of Minjiang river.	$-	$41,686,462
Loan from Fujian Haixia Bank, due on October 29, 2021 with annual interest rate of 6.09% at December 31, 2021 and December 31, 2020, collateralized by Hong Long’s 5 fishing vessels, the Company’s 1 fishing vessel and 7 real estate properties of Ping Lin and Ying Liu, the debt ratio of borrower should not be higher than or equal to 100%.	-	10,728,134
Loan from Fujian Haixia Bank, due on January 19, 2022 with annual interest rate of 6.09% at December 31, 2021, guaranteed by Pin Lin, Xinrong Zhuo, Longxiong Zhuo, Longjie Zhuo, Longhao Zhuo and Hong Long, collateralized by three land use rights of old city reconstruction plots west of Baima Road, Gulou District, east of Liuhe Road, north of Daoshan Road, the debt ratio of borrower should not be higher than or equal to 80%.	29,800,649	-
Loan from Fujian Haixia Bank, due on January 20, 2022 with annual interest rate of 6.09% at September 30, 2021, guaranteed by Pin Lin, Xinrong Zhuo, Longxiong Zhuo, Longjie Zhuo, Longhao Zhuo and Hong Long, collateralized by three land use rights of old city reconstruction plots west of Baima Road, Gulou District, east of Liuhe Road, north of Daoshan Road, the debt ratio of borrower should not be higher than or equal to 80%.	15,684,552	-
Loan from Fujian Haixia Bank, due on October 28, 2022 with annual interest rate of 6.09% at December 30, 2021, guaranteed by Pin Lin, Xinrong Zhuo, Longjie Zhuo, Longhao Zhuo and Hong Long, collateralized by a transport ship, two fishing vessels and two properties, pledged by RMB10 million ( approximately $1.57 million) deposit.	10,979,187
Loan from China Everbright Bank, due on December 29, 2022 with annual interest rate of 5.00% at December 31, 2021, guaranteed by Pin Lin, Xinrong Zhuo, Dawei Zhuo, Hong Long, Fuzhou Dongxing Longju Real Estate Co., Ltd., Fujian Lutong Highway Engineering Construction Co., Ltd. and Fujian Jingfu Ocean Fishery Development Co., Ltd., collateralized by 17,767㎡of land use rights in Pingtan County, Fujian Province, two fishing vessels and three properties, pledged by 57,051,705 shares of Fujian Fuzhou Rural Commercial Bank Co., Ltd..	15,841,398	-
	$72,305,786	$52,414,596

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 11 – BANK LOANS (continued)

Long-term bank loans

Long-term bank loans represent the amounts due to various banks lasting over one year. Usually, the long-term bank loans cannot be renewed with these banks upon maturity. The Company is in compliance with all long-term bank loan covenants. At December 31, 2021 and December 31, 2020, long-term bank loans consisted of the following:

	December 31, 2021	December 31, 2020
Loan from The Export-Import Bank of China, due on various dates until January 30, 2023 with annual interest rate of 4.90% at December 30, 2021 and 2020, guaranteed by Xinrong Zhuo and Ping Lin and collateralized by 2 fishing vessels and collateralized by two related parties’ investments in equity interest of one PRC local banks.	$2,352,682	$2,298,886
Loan from China Development Bank, due on various dates until November 27, 2023 with annual interest rate of 5.15% at December 31, 2021 and December 31, 2020, guaranteed by Xinrong Zhuo, Honghong Zhuo, Mr. and Mrs. Zhiyan Lin and 17 fishing vessels, the debt ratio of borrower should not be higher than 80%.	-	4,291,254
L Loan from The Export-Import Bank of China, due on various dates until March 28, 2025 with annual interest rate of 4.95% at December 31, 2021 and 2020, guaranteed by Hong Long, Xinrong Zhuo, Ping Lin and collateralized by 20 fishing vessels.	47,053,657	58,238,440
Loan from The Export-Import Bank of China, due on various dates until August 21, 2026 with annual interest rate of 4.70% at December 31, 2021 and 2020, guaranteed by Pin Lin, Xinrong Zhuo and Yaohua Zhuo, 15 fishing vessels, the Land Use Right of B2 plot in central business district on the north shore of Minjiang river.	49,406,340	57,931,922
Loan from The Export-Import Bank of China, due on various dates until October 21, 2025 with annual interest rate of 4.70% at December 31, 2021 and 2020, guaranteed by Pin Lin, Xinrong Zhuo, Yaohua Zhuo and Hong Long, 15 fishing vessels and 1 transport vessel, the Land Use Right of B2 plot in central business district on the north shore of Minjiang river.	40,779,836	49,809,192
Loan from China Development Bank, due on various dates until July 30, 2026 with annual interest rate of 5.39% at December 31, 2021 and December 31, 2020, guaranteed by Xinrong Zhuo, 11 fishing vessels and 6 Hong Long’s fishing vessels, real estate of Mingguang Wanhao Property co., LTD., totalled area 22,123.50m2, the debt ratio of borrower should not be higher than 80%.	-	10,383,301
Loan from The Export-Import Bank of China, due on various dates until April 21, 2028 with annual interest rate of 4.65% at December 31, 2021 and 2020, guaranteed by Pin Lin, Xinrong Zhuo, Yaohua Zhuo, Hong Long and Huanghai Shipbuilding Co., Ltd., the Land Use Right of B2 plot in central business district on the north shore of Minjiang river, 1 vessel.	20,389,918	19,923,677
Loan from The Export-Import Bank of China, due on various dates until December 21, 2028 with annual interest rate of 4.65% at December 31, 2021 and 2020, guaranteed by Pin Lin, Xinrong Zhuo, Yaohua Zhuo, Hong Long and Huanghai Shipbuilding Co., Ltd., the Land Use Right of B2 plot in central business district on the north shore of Minjiang river, 1 vessel.	21,958,373	21,456,268
Loan from The Export-Import Bank of China, due on various dates until January 15, 2023 with annual interest rate of 4.00% at December 31, 2021, guaranteed by Pin Lin, Xinrong Zhuo and Hong Long, and collateralized by two related parties’ investments in equity interest of one PRC local banks.	17,438,085	-
Loan from The Export-Import Bank of China, due on various dates until August 21, 2022 with annual interest rate of 2.20% at December 31, 2021 and 2020, guaranteed by Hong Long, Xinrong Zhuo and Pin Lin.	20,024,533	21,000,000
Loan from The Export-Import Bank of China, due on various dates until February 21, 2023 with annual interest rate of 2.20% at December 31, 2021, guaranteed by Hong Long, Xinrong Zhuo and Pin Lin and collateralized by two related parties’ investments in equity interest of one PRC local banks and the Land Use Right of B2 plot in central business district on the north shore of Minjiang river.	11,062,755	-
Loan from The Export-Import Bank of China, due on various dates until July 1, 2023 with annual interest rate of 2.20% at December 31, 2021, guaranteed by Pin Lin, Xinrong Zhuo and Hong Long, pledged deposits provided by Hong Long amounted to RMB42 million, the Land Use Right of B2 plot in central business district on the north shore of Minjiang river and Fuzhou Honglong Marine Aquatic Products Co., Ltd. and 67 million and 16 million shares of Xiamen International Bank Co., Ltd. owned by Hong Long and Fujian International Trade and Transportation Co., Ltd., respectively.	18,774,167	-
Loan from The Export-Import Bank of China, due on various dates until June 21, 2028 with annual interest rate of 4.65% at December 31, 2021, guaranteed by Lin Lin, Xinrong Zhuo, Yaohua Zhuo, Hong Long and Huanghai Shipbuilding Co., Ltd., the Land Use Right of B2 plot in central business district on the north shore of Minjiang river.	23,056,292	-
Loan from The Export-Import Bank of China, due on various dates until July 30, 2026 with annual interest rate of 4.00% at December 31, 2021, guaranteed by Pin Lin, Xinrong Zhuo, Yaohua Zhuo and Hong Long, collateralized by two fishing vessels and the Land Use Right of B2 plot in central business district on the north shore of Minjiang river.	$8,665,715	-
Loan from Bank of Communications, due on various dates until June 27, 2025 with annual interest rate of 4.65% at December 31, 2021 and 2020, guaranteed by Xinrong Zhuo, Huanghai Shipbuilding Co., Ltd. and Fujian Jingfu Ocean Fishery Development Co., Ltd.	36,623,430	39,770,725
Total long-term bank loans	317,585,783	285,103,665
Less: current portion	(76,856,590)	(39,987,577)
Long-term bank loans, non-current portion	$240,729,193	$245,116,088

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 11 – BANK LOANS (continued)

The future maturities of long-term bank loans are as follows:

Due in twelve-month periods ending December 31,	Principal
2022	$76,487,001
2023	111,818,860
2024	64,934,046
2025	47,524,193
2026	10,704,707
Thereafter	6,116,976
$317,585,783
Less: current portion	(76,856,590)
Long-term liability	$240,729,193

The weighted average interest rate for short-term bank loans was approximately 6.06%, 5.3% and 6.5% for the years ended December 31, 2021, 2020 and 2019, respectively.

The weighted average interest rate for long-term bank loans was approximately 4.4%, 4.4% and 5.4% for the years ended December 31, 2021, 2020 and 2019, respectively.

For the years ended December 31, 2021, 2020 and 2019, interest expense related to bank loans amounted to $18,751,734, $14,909,159 and $6,700,421, respectively, of which, $553,927, $1,476,240 and $334,851 was capitalized to construction-in-progress, respectively.

NOTE 12 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2021 and December 31, 2020, accrued liabilities and other payables consisted of the following:

	December 31, 2021	December 31, 2020
Accrued liabilities and other payables	$25,741,789	$11,440,174
Accrued interest	520,304	462,304
Other	1,269,240	249,155
	$27,531,333	$12,151,633

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 13 – SHAREHOLDERS’ EQUITY

Preferred shares

	Number of shares	Total
Balance, December 31, 2020	-	$-
Issuance of preferred shares[1]	4,000,000	4,000
Conversion from preferred shares to ordinary shares	(3,409,078)	(3,409)
Redemption of Preferred Shares[2]	(590,922)	(591)
Balance, December 31, 2021	-	$-

[1]	On January 8, 2021, the Company issued 4,000,000 of its Series A Convertible Preferred Shares, par value $0.001 per share (“Series A Preferred Shares”), at a purchase price of $1.00 per share and a stated value of $1.10 per share, in a registered direct offering.

[2]	On May 27, 2021, the Company redeemed 590,922 Series A Preferred Shares and repurchased 793,192 ordinary shares that were converted following the failure to file the 10-K from the purchaser for aggregate consideration of $1,450,000.

Ordinary shares

	Number of shares	Total
Balance, December 31, 2020	79,302,428	$79,302
Issuance of ordinary shares[1]	3,625,954	3,626
Conversion from preferred shares to ordinary shares	3,805,775	3,806
Repurchase of ordinary shares[2]	(793,192)	(793)
Balance, December 31, 2021	85,940,965	$85,941

[1]	On March 8, 2021, the Company sold 3,625,954 ordinary shares at a price of $1.31 per share, and 2,719,464 five-year warrants to purchase ordinary shares at an exercise price of $1.31 per share, in a registered direct offering.

2	On May 27, 2021, the Company redeemed 590,922 Series A Preferred Shares and repurchased 793,192 ordinary shares that were converted following the failure to file the 10-K from the purchaser for aggregate consideration of $1,450,000.

Statutory reserve

Pingtan Guansheng, Fujian Heyue, Pingtan Fishing and Pingtan Dingxin, which operate in the PRC are required to reserve 10% of their net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The statutory reserves of the Company represent the statutory reserves of the above-mentioned companies as required under the PRC law.

The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. As of December 31, 2015, the Company appropriated the required 50% of its registered capital to statutory reserve for Heyue. Accordingly, no additional statutory reserve for Heyue was required for the years ended December 31, 2021, 2020 and 2019. The Company made appropriation to statutory reserve for Pingtan Fishing amounted to $126,462 and $2,961 by the end of year 2021 and 202, respectively.

Pingtan Guansheng, Pingtan Dingxin, Pingtan Ocean, Fuzhou Howcious Investment, Pingtan Shinsilkroad and Pingtan Yikang had sustained losses since their establishment. No appropriation to their statutory reserves was required as they incurred recurring net losses.

For the years ended December 31, 2021 and 2020, statutory reserve activities for Pingtan Fishing and Fujian Heyue were as follows:

	Pingtan Fishing	Fujian Heyue	Total
Balance - December 31, 2019	$14,944,569	$804,182	$15,748,751
Addition to statutory reserve	2,961	-	2,961
Balance – December 31, 2020	14,947,530	804,182	15,751,712
Addition to statutory reserve	126,462	-	126,462
Balance – December 31, 2021	$15,073,992	$804,182	$15,878,174

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 14 – CERTAIN RISKS AND CONCENTRATIONS

Credit risk

At December 31, 2021and 2020, the Company’s cash included bank deposits in accounts maintained within the PRC and Hong Kong. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Major customers

	Year Ended December 31,
Customer	2021	2020	2019
A	21%	*	*
B	17%	*	*
C	*	14%	19%
D	*	13%	*
E	*	11%	15%
F	*	10%	*

*	less than 10%

Four customers accounted for 10% or more of the Company’s total accounts receivable at December 31, 2021, for a total of 85.1% of accounts receivable. At December 31, 2020, six customers accounted for 10% or more of the Company’s accounts receivable for a total of 87.4%.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 14 – CERTAIN RISKS AND CONCENTRATIONS (continued)

Major suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchases for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
Supplier	2021	2020	2019
A	40%	37%	44%
B	10%	11	*
C	*	15%	*
Global Deep Ocean (equity investment)	*	17%	*
E	*	*	16%

*	less than 10%

Two suppliers, whose accounts payable accounted for 10% or more of the Company’s total accounts payable and accounts payable – related parties at December 30, 2021, accounted for 87.4% of the Company’s total accounts payable and accounts payable – related parties at December 31, 2021.

Two suppliers, whose outstanding accounts payable accounted for 10% or more of the Company’s total outstanding accounts payable and accounts payable – related parties at December 31, 2020, accounted for 76.0% of the Company’s total outstanding accounts payable and accounts payable – related parties at December 31, 2020.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

In March 2018, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged 11 fishing vessels with carrying amounts of approximately $392,000 as collateral to secure Global Deep Ocean (Ping Tan) Industrial Limited (“Global Deep Ocean”)’s $13,800,000 long-term loans from the financial institution, which is due on September 21, 2025.

In September 2020, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged 11 fishing vessels with carrying amounts of approximately US$19,900,000 as collateral to secure Global Deep Ocean’s $76,600,000 long-term loans from the financial institution, which is due on August 21, 2023.

In February 2021, we entered into a pledge contract with Industrial and Commercial Bank of China, pursuant to which we pledged 12 fishing vessels with carrying amounts of approximately $39,500,000 as collateral to secure Hong Long’s $25,400,000 long-term loans from the financial institution, which is due on January 23, 2026.

In February 2021, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged eight fishing vessels with carrying amounts of approximately $26,700,000 as collateral to secure Hong Long’s $24,500,000 long-term loans from the financial institution, which is due on February 21, 2028.

In September 2021, we entered into a pledge contract with the Export Import Bank of China, pursuant to which we pledged six fishing vessels with carrying amounts of approximately $3,237,000 as collateral to secure Hong Long’s $3,240,000 long-term loans from the financial institution, which is due on August 21, 2027.

In November 2021, we entered into a pledge contract with the Fujian Haixia Bank, pursuant to which we pledged one fishing vessel with carrying amounts of approximately $6,300,000 as collateral to secure Hong Long’s $26,700,000 long-term loans from the financial institution, which is due on November 2, 2022.

Consequently, if Hong Long or Global Deep Ocean was to default on the loans, we would lose the vessels, which would be detrimental to our operations. As of the date of this annual report, we have determined that our risk of loss on the default on the loans are remote.

Severance payments

The Company has employment agreements with certain employees that provide severance payments upon termination of employment under certain circumstances, as defined in the applicable agreements. The Company has estimated its possible severance payments of approximately $10,000 as of December 31, 2021 and 2020, which have not been reflected in its consolidated financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 15 – COMMITMENTS AND CONTINGENCIES (continued)

Operating lease

See note 10 for related party operating lease commitment.

NOTE 16 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s China-based operating subsidiaries.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 16 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

PINGTAN MARINE ENTERPRISE LTD.

Condensed Parent Company Balance Sheets

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$-	$-
Other receivable	-	-
Investments in subsidiaries at equity	98,636,238	89,333,519
Total current assets	98,636,238	89,333,519
Other assets:
Property, plant and equipment	1,540,520	1,540,520
Total assets	$100,176,758	$90,874,039
LIABILITIES AND EQUITY
Current liabilities:
Due to related parties	$8,086,879	$5,894,349
Total liabilities	8,086,879	5,894,349
Shareholders’ equity:
Equity attributable to owners of the company:
Ordinary shares ($0.001 par value; 125,000,000 shares authorized; 85,940,965 and 79,302,428 shares issued and outstanding at December 31, 2021 and 2020, respectively.)	85,941	79,302
Additional paid-in capital	88,938,870	82,045,993
Retained earnings	(5,623,762)	(2,843,043)
Accumulated other comprehensive loss	(6,919,882)	(9,568,873)
Total equity attributable to owners of the company	76,481,167	69,713,379
Non-controlling interest	15,608,712	15,266,311
Total shareholders’ equity	92,089,879	84,979,690
Total liabilities and equity	$100,176,758	$90,874,039

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 16 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

PINGTAN MARINE ENTERPRISE LTD.

Condensed Parent Company Statements of Operations

	For the Year Ended December 31,
	2021	2020	2019
Revenue	$-	$-	$-
Cost of revenue	-	-	-
Operating expenses:
General and administrative	(3,989,031)	(17,215,617)	(2,198,906)
Total operating expenses	(3,989,031)	(17,215,617)	(2,198,906)
Loss from operations	(3,989,031)	(17,215,617)	(2,198,906)
Other expense	-	(26)	(8)
Loss attributable to parent only	(3,989,031)	(17,215,643)	(2,198,914)
Equity in income of subsidiaries	1,603,732	(60,402,937)	8,578,979
Net (loss) income	(2,385,299)	(77,618,580)	6,380,065
Less: net income attributable to the non-controlling interest	95,420	(4,740,332)	698,041
Net (loss) income attributable to owners of the company	$(2,480,719)	$(72,878,248)	$5,682,024

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 16 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

PINGTAN MARINE ENTERPRISE LTD.

Condensed Parent Company Statements of Cash Flows

	For the Year Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITES
Net (loss) income	$(2,385,299)	$(77,618,580)	$6,380,065
Adjustments to reconcile net income(loss) to net cash used in operating activities:
Equity in (income) loss of subsidiaries	(1,603,735)	60,402,937	(8,578,979)
Changes in assets and liabilities:
Prepaid expenses	-	-	-
Other receivable	-	-	-
Accrued liabilities and other payables	-	-	-
Due to related parties	(305,012)	23,430,302	37,947
NET CASH USED IN OPERATING ACTIVITIES	(4,294,046)	6,214,659	(2,160,967)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments to subsidiaries	-	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES
Loan from subsidiaries	2,401,516	4,935,792	2,165,959
Advances from related parties	-	-	-
Return to related parties	2,192,530	(11,150,452)	(4,992)
Payment of preferred dividends	(300,000)	-	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	4,294,046	(6,214,659)	2,160,967
NET (DECREASE) INCREASE IN CASH	-	-	-
CASH - beginning of year	-	-	-
CASH - end of year	$-	$-	$-

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 16 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

Notes to the Condensed Parent Company Financial Statements

Note 1. Basis of Preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries.

Note 2. Investments in Subsidiaries

The Company and its subsidiaries were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent company financial statements.

Note 3. Retained Earnings

The retained earnings in the Company’s stand-alone financial statements do not represent the distributable earnings of the Group as it includes the statutory reserve of its subsidiaries in PRC of $15,751,712 and $15,751,712 as of December 31, 2021 and 2020, respectively.

NOTE 17 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Set forth below is the unaudited selected quarterly financial data. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the unaudited selected quarterly financial data when read in conjunction with our consolidated financial statements. The sum of the quarterly net (loss) income per share amounts do not necessarily equal the annual amount reported, as per share amounts are computed independently for each quarter and the annual period based on the weighted average ordinary shares issued and outstanding in each period. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter
2021	First	Second	Third	Fourth
Revenue	$28,307,138	$36,865,155	$36,103,674	$62,807,077
Gross loss	(6,246,357)	5,053,484	(4,061,678)	(7,386,986)
Net (loss) income	(12,618,919)	47,163	2,869,324	7,317,133
Net (loss) income attributable to owners of the Company	(11,906,449)	(133,816)	2,584,624	6,974,922
Basic and diluted net (loss) income per ordinary share attributable to owners of the Company	$(0.15)	$(0.00)	$0.03	$0.11

	Quarter
2020	First	Second	Third	Fourth
Revenue	$17,307,000	$23,463,133	$15,448,083	$31,022,204
Gross profit	5,752,557	2,163,213	1,660,562	(11,997,795)
Net income (loss)	8,417,076	(1,661,380)	781,695	(85,155,971)
Net income (loss) attributable to owners of the Company	7,664,690	(1,576,010)	689,184	(79,656,112)
Basic and diluted net income (loss) per ordinary share attributable to owners of the Company	$0.10	$(0.02)	$0.01	$(1.00)

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 18 – SUBSEQUENT EVENTS

On January 5, 2022, the Company repaid a long-term bank loan of $3.6 million to The Export-Import Bank of China in accordance with the loan repayment schedule.

On January 7, 2022, the Company received a loan of $11.5 million and $3.6 million from The Export-Import Bank of China. The loan is due on June 21, 2028 and July 1, 2023 with interest of 4.60% and 2.20%, respectively.

On January 14, 2022, the Company repaid a long-term bank loan of $2.4 million to The Export-Import Bank of China in accordance with the loan repayment schedule.

On January 17 and 28, 2022, the Company received a government subsidy of $6,587,512 and $818,326, respectively.

On January 19, 2022, the Company repaid a short-term bank loan of $45.5 million to Haixia Bank in accordance with the loan repayment schedule.

On January 19, 2022, the Company received a loan of $45.5 million from Haixia Bank. The loan is due on January 18, 2023 with interest of 6.3%.

On January 21, 2022, the Company repaid a long-term bank loan of $0.1 million and $0.1 million to The Export-Import Bank of China in accordance with the loan repayment schedule, respectively.

On January 28, 2022, the Company received a loan of $3.6 million from Bank of Communications. The loan is due on January 25, 2023 with interest of 3.95%.

On February 21, 2022, the Company repaid a long-term bank loan of $0.5 million and $4.9 million to The Export-Import Bank of China in accordance with the loan repayment schedule, respectively.

On March 16, 17 and 22, 2022, the Company received $7,475,258, $6,273,821 and $9,410,731, totaling $23,159,810 from Huanghai. See Note 2 and Note 5 for further details.

On March 28, 2022, the Company received a loan of $3.2 million from The Export-Import Bank of China. The loan is due on July 21, 2023 with interest of 2.20%.

On March 21, 2022, the Company repaid a short-term bank loan of $6.3 million to Haixia Bank in accordance with the loan repayment schedule.

On March 21, 2022, the Company repaid a long-term bank loan of $6.3 million to The Export-Import Bank of China in accordance with the loan repayment schedule.

On March 27, 2022, the Company repaid a long-term bank loan of $3.3 million to The Export-Import Bank of China in accordance with the loan repayment schedule.

On April 21, 2022, the Company received a loan of $2.0 million from The Export-Import Bank of China. The loan is due on July 21, 2023 with interest of 2.20%.

On April 21, 2022, the Company repaid a long-term bank loan of $12.3 million to The Export-Import Bank of China in accordance with the loan repayment schedule.

On April 22, 2022, the Company repaid a long-term bank loan of $1.3 million to The Export-Import Bank of China in accordance with the loan repayment schedule.

On April 24, 2022, the Company received a loan of $1.3 million from The Export-Import Bank of China. The loan is due on July 21, 2023 with interest of 2.20%.

On April 29, 2022, the Company repaid a long-term bank loan of $5.4 million to The Export-Import Bank of China in accordance with the loan repayment schedule.